04035476

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS 2-1 Toranaman, Minato-ku
Tokyo 105-8422, Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4362 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

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DEF 14A (PROXY) ☐

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

OICF/BY: [signature]

DAT : 7-12-04

item 3

82-4362

2004

Brief Statements of Consolidated
Semi-annual Financial Results and Forecast

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

JT

October 30, 2003

BRIEF STATEMENTS OF CONSOLIDATED SEMI-ANNUAL FINANCIAL RESULTS AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 2004

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc. (Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura Corporate Communications Group Leader Telephone: (81) 3-3582-3111 Facsimile: (81) 3-3582-1441
DATE OF BOARD MEETING ON THE SETTLEMENT OF THE ACCOUNTS:	October 30, 2003.
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. RESULTS FOR THE SEMI-ANNUAL PERIOD

April 1, 2003 to September 30, 2003
Amounts are rounded down to the nearest JPY 1 million.

(1) *(Millions of yen unless otherwise indicated)*

FINANCIAL RESULTS	For the six months ended September 30,		For the year ended March 31,
	2002	2003	2003
Net Sales	JPY 2,296,155	JPY 2,317,610	JPY 4,492,263
Operating Income	114,390	128,853	188,963
Recurring Profit	104,373	118,884	173,231
Net Income (Loss)	52,057	(49,228)	75,301
Net Income (Loss) per Share (Yen)	26,028.63	(24,614.34)	37,527.69
Diluted Net Income per Share (Yen)	—	—	—

NOTES

1. EQUITY IN EARNINGS (LOSS) OF ASSOCIATED COMPANIES

JPY (52) million in September 30, 2003
JPY 74 million in September 30, 2002
JPY 93 million in March 31, 2003

2. AVERAGE OUTSTANDING SHARES FOR THE PERIODS

2,000,000 shares for the six months ended September 30, 2003
2,000,000 shares for the six months ended September 30, 2002
2,000,000 shares for the year ended March 31, 2003

3. CHANGES IN ACCOUNTING POLICY

Accounting policy for obligations for annuity payments of the government-sponsored defined benefit pension plans

(2) *(Millions of yen unless otherwise indicated)*

FINANCIAL CONDITION	For the six months ended September 30,		For the year ended March 31,
	2002	2003	2003
Total Assets	JPY 2,988,131	JPY 3,094,954	JPY 2,957,665
Shareholders' Equity	1,603,092	1,567,461	1,622,654
Ratio of Shareholders' Equity (%)	53.6	50.6	54.9
Shareholders' Equity per Share (Yen)	801,546.04	783,730.87	811,204.03

NOTE: OUTSTANDING SHARES AT THE END OF THE PERIODS

2,000,000 shares as of September 30, 2003
2,000,000 shares as of September 30, 2002
2,000,000 shares as of March 31, 2003

(3)

CASH FLOW CONDITION

	Millions of yen		
	For the six months ended September 30,		*For the Year ended March 31,*
	2002	2003	2003
Cash Flows from Operating Activities	JPY 146,771	JPY 177,145	JPY 258,056
Cash Flows from Investing Activities	(36,398)	(49,040)	(74,876)
Cash Flows from Financing Activities	(62,906)	(52,807)	(111,967)
Cash and Cash Equivalents, End of the Periods	577,557	685,886	602,644

(4)

MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 187

Number of Non-consolidated Subsidiaries accounted for by the equity method: none

Number of Associated Companies accounted for by the equity method: 6

(5)

CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

(i) New Consolidated Companies: 38

(ii) Exclusion from Consolidation: 7

(iii) New Application of the Equity Method: 3

(iv) Exclusion from Application of the Equity Method: 1

2. FORECAST OF THE BUSINESS RESULTS FOR THE FISCAL YEAR

April 1, 2003 to March 31, 2004

	Millions of yen
	For the year ending March 31, 2004
	JPY
Net Sales	4,640,000
Recurring Profit	187,000
Net Loss	(17,000)

Additional Information:

Forecasted Annual Net Loss per Share (Yen): JPY (8,598.45)

Note:

The forecast described above is based on the assumptions which we consider are reasonable as of the date of issuing this statement and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 13 before reading the forecast above.

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (the "Company" or "JT"), its 187 consolidated subsidiaries and 6 associated companies accounted for by the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
The four categories identified below are the same categories used to present information by industry segment as shown in the "Notes to Consolidated Financial Statements."

Tobacco

The tobacco business consists of the manufacture and sale of tobacco products.
In the domestic tobacco business, the Company manufactures and sells tobacco products, and five subsidiaries including Tokyo Tobacco Service Co., Ltd., distribute tobacco products and collect payments. Japan Filter Technology, Ltd., manufactures materials, and Tokai Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.
Uni Tobacco Service Co., Ltd. and five other subsidiaries including Tokyo Tobacco Service Co., Ltd. also import, sell and distribute tobacco products.
In the overseas tobacco business, JT International S.A., as the core company, controls the manufacturing and sale of tobacco products.

The main subsidiaries and associated companies

Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., Uni Tobacco Service Co. Ltd., JT Logistics Co. Ltd., Japan Tobacco Imex Co., Ltd., Japan Filter Technology Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Tokai Plant Service Co. Ltd., Yachiyo Sangyo, Inc., Kyushu Technical Service Co. Ltd., Plant Service Co., Ltd., Kanto Plant Service Co., Ltd., Tohoku Plant Service Corporation, JTSP Inc., JT Vnet Co. Ltd., Japan Metallizing Co., Ltd., JT Proserve Inc., JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, ZAO Petro, JT International Germany GmbH, JT International Tütün Urunleri Sanayi A.S., Japan Tobacco (Hong Kong) Ltd.

Pharmaceuticals

The Group's activities in the area of pharmaceuticals involve the research and development, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacturing, while Torii Pharmaceutical Co., Ltd., a subsidiary, manufactures and promotes sales of drugs.

The main subsidiaries and associated companies

Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Foods

The Group's operations in the foods business include the manufacture and sale of processed foods and beverages. In the processed foods business, JT Foods Co., Ltd. and certain other subsidiaries handle frozen foods, seasonings and other foods products. In the beverages business, JT's beverage products are sold through JT Foods Co., Ltd. Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.
JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged in April 2003 to strengthen sales and raise operational efficiency. JT Foods Co., Ltd. is the surviving company.

The main subsidiaries and associated companies

Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Other Businesses

The Group's real estate business focuses on rental operations of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.
We terminated our agribusiness operations from the end of June this year, which was followed by the dissolution of JT Agris Corporation in August this year.

The main subsidiaries and associated companies

JT Agris Corporation, JT Real Estate Inc., JT Tokushima Prince Hotel Inc., JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., JT Okamura Corporation, JT Toshi Inc., JTS Wiring Systems Corporation, JT Nifco Corporation, Nitto Kogyo Co., Ltd., JT Financial Service Co., Ltd., JT Creative Service Co., Ltd., Kyushu JT Nifco Corporation, Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., Frontier REIT Management Inc., JT America Inc., JT (UK) Ltd., JT Capital (U.K.) PLC

JAPAN TOBACCO INC.

The relationships among business operations are as follows:


Japan Tobacco Inc.
Tobacco
Japan Filter Technology, Ltd.
Fuji Flavor Co., Ltd.
Japan Metallizing Co., Ltd.
*1
JT Engineering Inc.
*2
Tokai Plant Service Co., Ltd.
Yachiyo Sangyo Inc.
Kyushu Techinical Service Co., Ltd.
Plant Service Co., Ltd.
Kanto Plant Service Co., Ltd.
Tohoku Plant Service Corporation
*3
JTSP Inc.
*4
*5
Japan Tobacco Imex Co., Ltd.
*6
JT Logistics Co., Ltd.
*7
JT-Vnet Co., Ltd.
*8
*9
Uni Tobacco Service Co., Ltd.
Tokyo Tobacco Service Co., Ltd.
Kansai Tobacco Service Co., Ltd.
Chubu Tobacco Service Co., Ltd.
Kyushu Tobacco Service Co., Ltd.
Hokkaido Tobacco Service Co., Ltd.
*10
*11
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
ZAO Petro
JT International Germany GmbH
JT International Tütün Urunleri Sanayi
*12
Japan Tobacco (Hong Kong) Ltd.
*13
JT Proserve Inc.
Pharmaceuticals
*14
Torii Pharmaceutical Co., Ltd.
*15
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
Foods
Nihon Shokuzai Kako Co., Ltd.
Sunburg Co., Ltd.
Iipingshang Foods Corporation
Asahi Shokuzai Co., Ltd.
Thai Foods International Co., Ltd.
Weihai J.K. Foods Co.,Ltd.
*16
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS Foods Co.,Ltd.
*17
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co., Ltd.
*18
JT Foods Co., Ltd.
JT Dining Service Inc.
Hans Continental Smallgoods Pty.,Ltd.
Saint-Germain Co., Ltd.
Other Business
JT Real Estate Inc.
*19
JT Pros Print Co., Ltd.
Tokkyoshiki Co., Ltd.
*20
JT Creative Service Co., Ltd.
*21
Toranomon Energy Service Co.,Ltd.
JT America Inc.
JT (UK) Ltd.
etc.
*22
JT Agris Corporation
*23
JT Tokushima Prince Hotel Inc.
JT Okamura Corporation
JT Toshi Inc.
JTS Wiring Systems Corporation
JT Nifco Corporation
Nitto Kogyo Co., Ltd.
Kyushu JT Nifco Corporation
JT Financial Service Co., Ltd.
JT Capital Management Inc.
JT Capital (U.K.) PLC
Frontier REIT Management Inc.

NOTES: Consolidated Subsidiaries

*1	Purchase of materials
*2	Purchase of machines
*3	Maintenance of factories and related work
*4	Purchase of tools for tobacco sales promotion
*5	Import of leaf tobacco
*6	Overland transport of general cargo
*7	Support for the operation of tobacco vending machines
*8	Distribution of tobacco products
*9	Import and sale of tobacco products
*10	Sale of tobacco products through registered importers
*11	Sale of tobacco products
*12	Sale of tobacco products
*13	Purchase of raw materials
*14	Sale of products
*15	Research and development
*16	Purchase of products
*17	Sale of products
*18	Sale of products
*19	Development, planning, design and execution of construction work
*20	Purchase of printed products
*21	Purchase of thermal energy of JT building
*22	Sale of products
*23	Management of real estate

2. MANAGEMENT POLICY

(1) *Corporate strategy*
JT has formulated a new corporate strategy called the "JT Branding Declaration." As part of the JT branding strategy, in each business segment and all corporate activities, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. We hope that this strategy will enable JT to become a truly excellent company.
While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term strategies
In August this year, the Company formulated JT PLAN-V, from April 2003 to March 2006, to further strengthen the Company by focusing on profit growth.
Total demand in the Japanese market continued to trend downward due to domestic social factors, including continued aging of the population, reinforcement of smoking regulations and consumers' growing concern about the impact of smoking on health, as well as the prolonged stagnation of the Japanese economy. Amid such conditions, the tobacco excise tax hike took place this July, making the business climate for the domestic tobacco market more severe. In addition, JT and Philip Morris International have agreed not to renew the licensing agreement for manufacturing and selling Marlboro brand cigarettes in the Japanese market and for exclusive usage of the Marlboro trademarks, upon expiration of the contract at the end of April 2005.
Considering such changes in the business environment, the following measures will be implemented as part of a new medium-term management plan called "JT PLAN-V." The domestic tobacco business will strive to conduct market-oriented operations with creativity, while maintaining its current cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole JT Group; the pharmaceuticals business will aim to be a future cash flow generator for the JT Group, contributing to the enhancement of JT's corporate value; and the foods business will also aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value. The plan will also involve company-wide measures; including: corporate restructuring, a voluntary retirement program, reform of human resource management systems and retirement benefits system, realignment of the asset portfolio, and enhancement of group-based optimum management.
In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. Whether repurchases are actually implemented or not, as well as the scale, timing and method will be decided in a timely and appropriate manner in light of company needs and market conditions.
Also, under the recognition that coexistence with the natural environment is the basis for corporate existence, we are proactively addressing environmental concerns.
Through implementation of the above measures, JT intends to establish a sustainable structure for growth and profit, thereby promoting its shift to becoming a "global growth company that develops diversified, value creating businesses."

Tobacco
Alongside the constant overall decline in demand for our domestic tobacco business, the excise tax on tobacco increased in July this year, further worsening the domestic tobacco business climate. Also, JT and Philip Morris International have agreed not to renew the licensing agreement for manufacturing and selling Marlboro brand cigarettes in the Japanese market, upon expiration of the contract at the end of April 2005. In order to counter potential decline in profit from such events, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms.
As part of its top line growth strategy, JT will implement a pricing strategy to take advantage of the recently revised tobacco prices in the growing segments of 1-milligram tar and menthol, as well target market penetration via the aggressive launch of future products. Furthermore, as demonstrated by the successful launch of the "Lucia" reduced tobacco odor product, JT aims to create a new market for "reduced tobacco odor" products in the premium segment by actively meeting customer demands and thereby strengthen its competitive advantage.
A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced by closure of cigarette factories, consolidation of sales and tobacco leaf procurement offices, and the streamlining of the administrative and planning office of the tobacco division's headquarters to counter a potential business decline.
In order to encourage the harmonious coexistence of smokers and non-smokers, JT will promote the establishment of smoking spaces and opportunities, through preparation of comfortable smoking areas.
Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFB(*)s. The business will become the key to income growth for the whole JT Group as the driving force for profit, by continuing to focus on core markets with larger profitability or growth potential, and at the same time by building cost-effective operation systems. While the business aims for organic growth, it will also actively

examine business and acquisition opportunities that further strengthen company value.
In January 2003, we established the China Division under our Tobacco Headquarters, in order to strengthen our medium- and long-term activities in the Chinese market, in view of China's entry into the WTO. The division centralizes and administers two functions: the formation of key relationships in the Chinese market through technical support and other activities, which had been handled by JT, and the actual marketing of tobacco, which had been handled by our subsidiary, JT International S.A.

(*): GFB is the abbreviation for Global Flagship Brands, namely, Camel, Winston, Mild Seven and Salem.

We will also continue to take appropriate measures regarding national smoking regulations in Japan, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and various countries.

Pharmaceuticals
We aim to develop our pharmaceuticals business as a future cash flow generator for the JT Group that contributes to the enhancement of JT's corporate value. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs.
To achieve these goals, we will reinforce the in-house R&D capability, enhance the R&D pipeline, and accelerate the R&D speed and will attempt to the Group company partnerships, including our subsidiary Torii Pharmaceutical Co., Ltd.

Foods
The foods business will aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value.
By following the previous strategy, JT aims to further expand both profits and sales volume of its processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods(*). In the event of scarce resources, JT will seek collaboration or acquisition opportunities.
In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis through thorough streamlining. Also, the business will continue to incur expenses in R&D, advertising, optimized expansion of the vending machine distribution network and product brand enhancement.
(*): The chilled foods business is conducted through JT's subsidiary, Hans Continental Smallgoods Pty. Ltd., headquartered in Australia, which was acquired from Asahi Kasei Corporation.

Other businesses
We are continuing to strengthen operations in other businesses, primarily by making fundamental changes in businesses not expected to be self-sustaining.
The transfer of JT's "Tokushima Prince Hotel" business to Prince Hotel Inc. was agreed in September this year, with completion of this transfer expected by the end of March 2004.

(3) Basic view and current situation of corporate governance

(Basic view)
We are proactively enhancing our corporate governance. We recognize that timely, accurate decision-making and execution are crucial to increase our corporate value and respond appropriately to our changing business and social environments.

(Current situation)
We have a board of corporate auditors comprised of four members, of which three were selected from outside JT.
To strengthen our corporate governance, we optimized the size of our board of directors and introduced an executive officer system in June 2001. In addition, we established an advisory committee, comprising outside experts and set to meet four times annually, to provide us with important advice on management and the medium- to long-term direction.
Also, we aim to improve and enhance our compliance system for corporate governance to work in a smooth and appropriate manner. In October 2000, we established a compliance committee whose membership includes outside experts and which reports directly to the board of directors. The committee meets approximately once a month to discuss relevant issues that impact our business. Also, the committee sets compliance goals each year, based upon which action is taken.

(4) Dividend policy
Growth in our corporate value over the medium to long term will determine the Company's attractiveness to shareholders. We intend to increase dividends gradually, depending on our ability to meet the projected targets in our JT PLAN-V and our medium- and long-term profit forecasts.
We will use our retained earnings to invest in strategic business lines, effective operations and R&D, in order to strengthen our foundation for the medium- to long-term.

(5) Lowering the Company's trading unit
JT recognizes the importance of maintaining an active interest in the Company among all shareholders, including

individuals, and as such, the Company promotes investor relations to enhance communication with its shareholders. We will continue to evaluate changing our stock trading unit based on stock market trends and the composition of our shareholders.

3. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Results of Operations

The Japanese economy continued to remain flat, despite some signs of recovery. The global economy showed expansion in some Asian regions and the U.S. economy is picking up gradually.

Under these circumstances, the JT Group (JT and its consolidated subsidiaries and associated companies accounted for by the equity method) steadily implemented measures in accordance with JT PLAN-V.

As a result, net sales increased to JPY 2,317.6 billion, up 0.9% from the previous semi-annual period. This increase was due to the increased sales volume of GFBs in international tobacco markets, while sales volume in domestic tobacco decreased.

Operating income rose to JPY 128.8 billion, up 12.6% from the previous semi-annual period, owing to improved profitability from reduced costs in domestic tobacco and other business operations and a one-time profit from our real estate business. Recurring profit meanwhile grew to JPY 118.8 billion, up 13.9% from the previous semi-annual period. JT incurred JPY 49.2 billion in net losses, due to extraordinary losses accompanying the changed accounting method for certain annuity-basis obligations, which relate to pension benefits entitled to beneficiaries for their services rendered up to July 1, 1956.

The interim dividend is JPY 5,000 per share.

To embody company- wide measures in the "JT PLAN-V", JT established an asset management company for J-REIT this August, as part of realignment of the asset portfolio. Also, from this October onwards, as part of its human resource management system review, the retirement benefit system became subject to a detailed overhaul. Accordingly, a new points-based system of retirement benefit was introduced with three pillars of severance indemnities, defined contribution pension plan and cash-balance pension plan.

Also, at this year's annual shareholders' meeting on June 25, 2003, a stock repurchase plan was approved as below.

(1) Stock to be repurchased:	JT common stock
(2) Number of shares:	Up to 100,000 shares
(3) Total repurchase cost:	Up to JPY 75.0 billion

Based on the above, JT repurchased a total of 45,800 shares of common stock at a total repurchase amount of JPY 34,579 million this October.

Results by industry segment are as follows:

Tobacco

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in the growing segments, especially in the menthol and premium products, expanded the sales scope for new products with initially limited sales areas as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, "Hope Menthol" began limited sales in Aichi prefecture in May 2003, while "Cabin Mild Menthol" in Miyagi prefecture and JT's premium "Alphabet H/R/C" in Fukuoka prefecture began limited sales respectively in August 2003. "Icene Super Cooling Menthol" was launched nationwide from this May onwards. The sales area of "Lucia Citrus Fresh Menthol," with JT's proprietary features of reduced tobacco odor and reduced sidestream smoke, was expanded to the entire Tokyo metropolitan area from this August onwards with nationwide launch of this product set for November 2003. Also, the limited sale of JT's forthcoming reduced odor product, "Mild Seven Prime Super Lights Box," is planned for launch in Tokyo prefecture from this November.

As part of our cost structure reform, JT has decided to implement a gradual consolidation of its domestic tobacco leaf procurement offices and stations, starting from July 2004 until April 2006. Additionally, JT is implementing measures to further improve its cost competitiveness. In July 2002, JT decided to close eight cigarette factories by the end of March 2005. Of these, we already stopped manufacturing operations in our Sendai, Nagoya and Hashimoto factories at the end of March 2003. Moreover, JT announced this September to additionally stop manufacturing operations in six more factories by the end of March 2005 as well as consolidate six sales offices by the end of June 2005.

The domestic cigarette sales volume during the semi-annual period fell by 5.3 billion to 112.6 billion cigarettes(*), down 4.6% from the previous semi-annual term. Our domestic shares declined by 0.5% to 72.9%. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike this July, alongside the current slump in demand. Net sales, excluding excise taxes, per thousand cigarettes increased by JPY 27 to JPY 3,881.

In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following last year's global renewal of "Camel," JT launched a similar renewal of "Salem," which commenced in Asia from this July and set for expansion in other areas accordingly.

As a result, the international cigarette sales volume fell by 6.3 billion to 96.8 billion cigarettes(*), down 6.1% from the

previous semi-annual period. With increased sales of one of our GFBs named "Winston", mainly in Russia, the overall sales volume of our premium GFBs increased by 1.5 billion to 56.5 billion cigarettes, up 2.7% from the previous semi-annual period.

Consequently, net sales totaled JPY 2,115.1 billion, down 0.2% from the previous semi-annual period. Net sales of international tobacco rose due to the increased sales volume of GFBs, but this rise in net sales could not compensate for the decline of sales in domestic tobacco due to decreased sales volume. Operating income grew to JPY 128.7 billion, up 1.8% from the previous semi-annual period, owing to reduced costs in domestic tobacco operations and other factors.

For international markets, results for this semi-annual period indicate those of the six months, from January to June, 2003.

Cigarette production volume amounted to 195.0 billion cigarettes, down 7.6% from the previous semi-annual period.

(*): Sales for this semi-annual period from domestic duty-free shops and the Chinese, Hong Kong and Macao markets, which are under the JT's China Division, add up to 2.9 billion cigarettes but figures are not included.

Pharmaceuticals

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with independent overseas corporations. At present, we have five drugs in the clinical development pipeline. In September 2003, we terminated development of an anti-inflammatory drug, which had completed the second phase of clinical testing in Japan. In January 2002, JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing of this drug, however, with the termination of its clinical development, we accordingly agreed to terminate the agreement. Moreover, in July 2003, JT reached a licensing agreement to acquire exclusive Japanese trading rights for anti-HIV drugs with the U.S.-based Gilead Sciences, and is now preparing to file import applications for two of these drugs.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Torii Pharmaceutical's sales decreased due to decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.

Net sales totaled JPY 26.7 billion, down 4.3% from the previous semi-annual period, due to reduced royalty revenue for our anti-HIV drug and a decline in sales at Torii Pharmaceutical. The operating loss shrank 14.5% to JPY 6.0 billion, due to decreased R&D expenditure.

Foods

The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.

We expanded our processed foods business by adding new products to the "Dai-ninki!" line of frozen foods. Also, we made efforts to reduce overall business expenses and thus strengthen profitability.

Beverage sales were favorable, thanks to the steady expansion of vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary. We enriched and reinforced the "Roots" product series and implemented a renewal of the entire lineup this September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" and resembles the mildly acidic flavor of regular coffee. In addition, we actively launched new products in the sugarless tea market, representing Japan's largest tea market, including the sale of "Aka-Oolong," which uses only highly fermented oolong tea leaves.

Net sales totaled JPY 124.1 billion, up 8.3% from the previous semi-annual period, due to expanded business with processed foods, expansion of our vending machine sales network for the beverages business, and expanded scope of consolidation, etc. Operating loss decreased by JPY 4.8 billion to JPY 1.4 billion, down 76.6% from the previous semi-annual period; this reduction is the result of increased sales, enhanced profitability and a decreased amount of goodwill amortization.

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, 2003 to strengthen sales and raise operational efficiency. JT Foods Co., Ltd. is the surviving company.

Other businesses

We operated other business in an aggressive and efficient manner.

Net sales in other businesses totaled JPY 51.5 billion, and operating income was JPY 7.2 billion, up 53.5% and 1,513.6% from the previous semi-annual period, respectively.

We terminated our agribusiness operations from the end of June this year.

Semi-annual results by geographic area are as follows:

Japan

Net sales in Japan came to JPY 1,950.0 billion, up 0.3% from the previous semi-annual period due to business expansion of the foods business and a one-time profit from the real estate business, despite an overall decrease in tobacco sales. Operating income increased to JPY 109.4 billion, up 22.0%, because of reduced operating expenses from lowered costs.

Western Europe
Net sales in Western Europe totaled JPY 160.3 billion, down 0.9% from the previous semi-annual period; despite an increased sales volume of GFB brands, there was a negative impact of foreign exchange. The operating loss rose by 0.5% to JPY 6.5 billion.

Others
Net sales in other regions totaled JPY 207.2 billion, up 8.7% from the previous semi-annual period, due to favorable tobacco sales in Russia and Taiwan. Operating income amounted to JPY 25.8 billion, down 14.9%, due to increased operating expenses incurred by aggressive marketing activities.

(2) Outlook for the Year Ending March 31, 2004

The global economy isbeginning to recover, mainly in the U.S. and China. The Japanese economy is also expected to gradually pick up in the wake of the U.S. recovery, etc.
Consolidated financial results for fiscal 2003 ending in March 2004 are forecasted to be as follows:

Net sales: JPY 4,640.0 billion
Recurring profit: JPY 187.0 billion
Net loss: JPY 17.0 billion

Effective from the beginning of this semi-annual period, JT changed the accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Upon this accounting change, JT recognized a liability and related one-time extraordinary loss, whose impact is forecast to be JPY 102.0 billion in net income for this fiscal year. Cash flow will, however, be unaffected.

Note: The above figures are based on judgments, evaluations, factual understandings, policies, and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecast, depending on uncertainties inherent in such forecasts, as well as possible changes in the company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Financial Condition

Cash and cash equivalents totaled JPY 685.8 billion, up 18.8% from the previous semi-annual period. This reflects the fact that solid operating revenue more than offset the decrease in funds through repayment of interest-bearing debt.

Cash flow from operating activities
Net cash flows from operating activities increased to JPY 177.1 billion, up 20.7% from the previous semi-annual period. Domestic tobacco operations generated stable cash flow.

Cash flow from investing activities
Net cash flows used for investing activities rose to JPY 49.0 billion, up 34.7% from the previous semi-annual period. This was primarily due to the investment in tobacco manufacturing facilities and the purchase of property, plant and equipment, such as buildings for our Shinagawa development project.

Cash flow from financing activities
Net cash flows used in financing activities fell to JPY 52.8 billion, down 16.1% from the previous semi-annual period, due to the repayment of interest-bearing debt.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2003 and September 30, 2003

	Millions of yen		
	March 31, 2003	*September 30, 2003*	*Increase/ (decrease)*
ASSETS		(Unaudited)	
	JPY	**JPY**	**JPY**
CURRENT ASSETS:	**1,346,364**	**1,440,596**	**94,231**
Cash and deposits	317,960	323,965	6,004
Trade notes and accounts receivable	133,324	148,177	14,852
Marketable securities	305,587	395,833	90,246
Inventories	492,176	454,696	(37,480)
Other current assets	99,324	120,339	21,015
Allowance for doubtful accounts	(2,008)	(2,415)	(407)
FIXED ASSETS:	**1,611,281**	**1,654,272**	**42,990**
Property, plant and equipment:	733,313	733,010	(303)
Buildings and structures	311,367	316,209	4,841
Machinery, equipment and vehicles	148,958	143,027	(5,930)
Land	177,673	180,754	3,080
Other	95,313	93,017	(2,295)
Intangible assets:	712,129	687,898	(24,231)
Goodwill	381,601	378,083	(3,518)
Trademarks	288,514	272,253	(16,260)
Other intangible assets	42,013	37,561	(4,452)
Investments and other assets:	165,838	233,363	67,524
Investments and other assets	173,526	240,761	67,234
Allowance for doubtful accounts	(5,895)	(5,827)	67
Allowance for loss on investments	(1,792)	(1,569)	223
DEFERRED ASSETS	**18**	**86**	**67**
TOTAL ASSETS	**JPY 2,957,665**	**JPY 3,094,954**	**JPY 137,289**

	Millions of yen		
	March 31, 2003	September 30, 2003	Increase/ (decrease)
LIABILITIES		(Unaudited)	
	JPY	JPY	JPY
CURRENT LIABILITIES:	594,742	718,969	124,227
Trade notes and accounts payable	108,042	118,068	10,026
Short-term bank loans	20,522	28,076	7,553
Current portion of long-term borrowings	55,410	22,283	(33,126)
Current portion of bonds	500	122,000	121,500
National tobacco excise taxes payable	79,440	103,598	24,158
National tobacco special excise taxes payable	14,830	14,676	(154)
Local tobacco excise taxes payable	85,769	95,761	9,991
Income taxes payable	38,583	41,980	3,396
Accrued employees' bonuses	27,905	27,951	46
Other allowances	3,343	3,432	88
Other current liabilities	160,392	141,138	(19,254)
NON-CURRENT LIABILITIES:	689,196	752,613	63,416
Bonds	272,000	151,500	(120,500)
Long-term borrowings	76,065	71,855	(4,210)
Liabilities for retirement benefits	230,344	420,448	190,103
Liabilities for retirement benefits for directors and corporate auditors	1,294	1,257	(37)
Other non-current liabilitites	109,491	107,552	(1,939)
TOTAL LIABILITIES	1,283,938	1,471,582	187,644
MINORITY INTERESTS	51,071	55,909	4,838
SHAREHOLDERS' EQUITY:			
COMMON STOCK	100,000	100,000	-
CAPITAL SURPLUS	736,400	736,400	-
RETAINED EARNINGS	789,912	732,150	(57,761)
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	2,632	7,561	4,929
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(6,290)	(8,650)	(2,360)
TOTAL SHAREHOLDERS' EQUITY	1,622,654	1,567,461	(55,192)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	JPY 2,957,665	JPY 3,094,954	JPY 137,289

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003

	Millions of yen			
	For the six months ended		*Increase/ (decrease)*	*For the year ended March 31, 2003*
	September 30, 2002	*September 30, 2003*		
	(Unaudited)	(Unaudited)		
NET SALES	JPY 2,296,155	JPY 2,317,610	JPY 21,455	JPY 4,492,263
COST OF SALES	1,820,006	1,843,824	23,818	3,569,393
Gross profit	476,148	473,785	(2,363)	922,869
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	361,758	344,932	(16,825)	733,906
Operating income	114,390	128,853	14,462	188,963
NON-OPERATING INCOME:	3,892	4,555	662	9,340
Interest income	897	786	(111)	2,038
Dividend income	1,024	899	(124)	1,702
Other	1,969	2,868	899	5,598
NON –OPERATING EXPENSES:	13,909	14,524	614	25,072
Interest expense	4,249	4,082	(166)	8,553
Foreign exchange loss	4,401	2,597	(1,803)	6,700
Financial support for domestic leaf tobacco growers *	813	3,506	2,692	713
Other	4,445	4,337	(108)	9,104
Recurring profit	104,373	118,884	14,510	173,231
EXTRAORDINARY PROFIT:	6,728	8,478	1,749	18,347
Gain on sale of property, plant and equipment	6,368	7,739	1,370	15,478
Other	359	738	378	2,868
EXTRAORDINARY LOSS:	13,508	207,294	193,786	49,080
Loss on sale of property, plant and equipment	766	1,024	258	2,690
Loss on disposal of property, plant and equipment	2,086	4,961	2,874	9,835
Business restructuring costs	-	9,239	9,239	11,414
Cumulative effect of change in accounting for mutual assistance association cost	-	185,095	185,095	-
Loss on discontinued businesses	-	5,355	5,355	1,814
Other	10,655	1,617	(9,038)	23,325
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	97,593	(79,932)	(177,525)	142,498
INCOME TAXES (BENEFIT)	43,044	(33,925)	(76,969)	60,006
INCOME TAX – DEFERRED	-	-	-	1,808
MINORITY INTERESTS	2,491	3,221	729	5,381
NET INCOME (LOSS)	JPY 52,057	JPY (49,228)	JPY (101,285)	JPY 75,301

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the year ended March 31, 2003 and for the six months ended September 30, 2003

	Millions of yen		
	For the year ended March 31, 2003	*For the six months ended September 30, 2003*	*Increase/ (decrease)*
		(Unaudited)	
CAPITAL SURPLUS:			
	JPY	**JPY**	**JPY**
Capital surplus, beginning of period	**736,400**	**736,400**	-
Capital surplus, end of period	**736,400**	**736,400**	-
RETAINED EARNINGS :			
Retained earnings, beginning of period	**731,834**	**789,912**	**58,077**
Increase :	**75,521**	**3,713**	(**71,807**)
Net income for the period	75,301	-	(75,301)
Increase in consolidated retained earnings caused by the increase of consolidated subsidiaries	219	3,066	2,846
Increase in consolidated retained earnings caused by the increase of associated companies accounted for by the equity method	-	647	647
Decrease:	**17,443**	**61,475**	**44,031**
Net loss for the period	-	49,228	49,228
Cash dividends paid	16,000	12,000	(4,000)
Bonuses to directors and corporate auditors	272	246	(25)
(Bonuses to corporate auditors)	(31)	(33)	(1)
Minimum pension liability adjustment*	1,171	-	(1,171)
Retained earnings, end of period	**789,912**	**732,150**	(**57,761**)

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003

	Millions of yen			
	For the six months ended September 30, 2002	For the six months ended September 30, 2003	Increase/ (decrease)	For the year ended March 31, 2003
OPERATING ACTIVITIES:	(Unaudited)	(Unaudited)		
Income (loss) before income taxes and minority interests	JPY 97,593	JPY (79,932)	JPY (177,525)	JPY 142,498
Depreciation and amortization	67,021	65,645	(1,376)	136,534
Accelerated depreciation due to change in useful lives of property, plant and equipment	-	9,687	9,687	-
Gain on sale and disposal of property, plant and equipment	(3,856)	(3,888)	(32)	(2,967)
Amortization of goodwill	6,540	3,225	(3,314)	11,799
Increase in liabilities for retirement benefits (and accounting change)	10,021	183,095	173,074	1,389
Interest income and dividend income	(1,922)	(1,686)	236	(3,740)
Interest expense	4,249	4,082	(166)	8,553
Increase in trade notes and accounts receivable	(11,168)	(7,300)	3,868	(3,809)
Decrease in inventories	44,188	37,230	(6,958)	25,572
Increase in trade notes and accounts payable	11,231	3,266	(7,964)	3,197
Decrease in other accounts payable	(49,914)	(14,543)	35,371	(31,801)
Increase in tobacco excise taxes payable	11,694	31,138	19,444	3,751
Other, net	(13,919)	(17,219)	(3,300)	15,618
Sub-total	**171,759**	**212,803**	**41,043**	**306,595**
Interest and dividend received	1,920	1,655	(264)	3,730
Interest paid	(4,340)	(4,207)	132	(8,753)
Income taxes paid	(22,567)	(33,105)	(10,537)	(43,516)
Net cash provided by operating activities	**146,771**	**177,145**	**30,373**	**258,056**
INVESTING ACTIVITIES:				
Purchases of marketable securities	(3,050)	(28,577)	(25,527)	(18,090)
Proceeds from sale and redemption of marketable securities	9,028	3,932	(5,096)	13,521
Purchases of property, plant and equipment	(41,582)	(38,443)	3,139	(104,310)
Proceeds from sale of property, plant and equipment	7,626	10,830	3,203	23,479
Purchases of intangible assets	(2,583)	(2,924)	(340)	(4,881)
Purchases of investment securities	(1,226)	(59)	1,167	(1,622)
Proceeds from sale and redemption of investment securities	571	5,397	4,826	21,722
Purchase of shares of a newly consolidated subsidiary, net of cash acquired	(3,600)	(100)	3,499	(3,593)
Other, net	(1,580)	904	2,485	(1,101)
Net cash used in investing activities	**(36,398)**	**(49,040)**	**(12,642)**	**(74,876)**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	(7,944)	4,900	12,844	(14,673)
Proceeds from issuance of long-term borrowings	4,957	367	(4,589)	4,980
Repayment of long-term borrowings	(50,566)	(44,882)	5,683	(83,493)
Dividends paid	(8,000)	(12,000)	(4,000)	(16,000)
Dividends paid to minority shareholders	(532)	(1,000)	(467)	(1,961)
Other, net	(820)	(191)	628	(820)
Net cash used in financing activities	**(62,906)**	**(52,807)**	**10,099**	**(111,967)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(4,651)**	**1,083**	**5,735**	**(3,310)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**42,814**	**76,381**	**33,566**	**67,901**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**534,503**	**602,644**	**68,140**	**534,503**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	**238**	**6,860**	**6,621**	**238**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**JPY577,557**	**JPY685,886**	**JPY108,328**	**JPY602,644**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 187.
The main consolidated subsidiaries are JT International S.A., Tokyo Tobacco Services Co., Ltd., Torii Pharmaceutical Co., Ltd., Japan Beverage Inc., JT Real Estate Inc.
Japan Tobacco (Hong Kong) Limited., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty Ltd., Shanghai JS Foods Co., Ltd., Frontier REIT Management Inc., and other 33 subsidiaries have been consolidated from this semi-annual period. JT Beverage Corporation, a former consolidated subsidiary, has been excluded from consolidation as a result of the merger with JT Food Co., Ltd., effective April 1, 2003. Also, JT Vending Kanto Co., Ltd, Shikoku JTS Wiring Systems Corporation, and other four subsidiaries, liquidated in this semi-annual period, were included in consolidation only for the period until liquidation.
Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Six companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with semi-annual periods different from the Company, the semi-annual results of such companies are used in consolidation.

3. SEMI-ANNUAL PERIOD OF CONSOLIDATED SUBSIDIARIES

The semi-annual periods of consolidated overseas subsidiaries generally end June 30.
The accounts of these subsidiaries have been included on the basis of their semi-annual periods and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between the end of their semi-annual periods and that of the Company.
The semi-annual periods of the Company and consolidated domestic subsidiaries end September 30.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets
a) Securities
Marketable securities and marketable investment securities are stated at market value as of the end of semi-annual period. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
Non-marketable securities are stated at the moving-average cost.

b) Derivatives
Derivatives are accounted for by the fair value method. See Item 4.(6).

c) Inventories
Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization
a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures 38~50 years
Machinery, equipment and vehicles 8 years

b) Intangible assets
Intangible assets are amortized principally using the straight-line method.
Useful lives applied for amortization of major intangible assets are principally as follows:
Trademarks 10 years

(Additional Information)
The Company decided to cease the operations of certain tobacco manufacturing factories during the fiscal years ending March 31, 2004 and 2005. In connection with the cessation, the Company reduced the useful lives of such factories' machinery and equipment to the remaining period before the anticipated closure causing an accelerated depreciation charge of JPY 4,892 million for the six months period ended September 30, 2003.
The Company also decided to dispose of by sale certain hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, during the fiscal year ending March 31, 2004. In connection with this disposition, the Company reduced the useful lives of the building and other property to the remaining period before the anticipated sale causing an accelerated depreciation charge of JPY 4,795 million for the six months period ended September 30, 2003.

(3) Allowances and liabilities
a) Allowance for doubtful accounts
An allowance for doubtful accounts is established to provide for possible future losses. The allowance for other than doubtful receivables are estimated based on the Company's past credit loss experience.

b) Allowance for loss on investments
An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses
Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits
Liabilities for retirement benefits to employees (including corporate officers who are not the member of the board) at the semi-annual period were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.
Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years).
Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.
The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law .

(Change in accounting policy)
Effective from the beginning of this semi-annual period, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognized this liability as part of the Company's liability for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003, in order to fairly present such obligations in the Company's financial statements as well as improve the Company's financial strength. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.
Upon this accounting change, the Company fully recognized a liability and related one-time extraordinary loss of JPY 185,095 million as of April 1, 2003.
As a result of this accounting change, recurring profit increased by JPY 6,911 million and income before income taxes and minority interests decreased by JPY 178,183 million, as compared to the previous method, which resulted in a loss

before income taxes benefit and minority interests for this semi-annual period.

(Additional Information)

At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its non-contributory defined benefit pension plan for employees and replaced such plans by a newly-introduced defined contribution pension plan. This had no effect on the financial statements for this semi-annual period but the following effects will be reflected in the annual financial statements as of and for the year ending March 31, 2004:

1. Decrease in projected benefit obligations	JPY 52,321 million
Recognition of prior service cost	△ 1,002
Recognition of net actuarial loss	△ 8,797
Decrease in plan assets	△ 14,717
Decrease in liabilities for retirement benefit	JPY 27,802 million

2. Extraordinary profit from the termination of a portion of retirement benefit plan to be recognized for the year ending March 31, 2004 is approximately JPY 9,870 million.

In connection with this change, the Company is to make a contribution of JPY 17,932 million to the defined contribution benefit plan through 2006 on an installment basis as an initial contribution in addition to the plan assets which have been transferred from the non-contributory defined benefit pension plan at October 1, 2003.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the semi-annual period end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period. Exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the semi-annual period. The difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Foreign currency options	Forecasted foreign currency transactions
Foreign currency swaps	Foreign currency denominated bonds
Interest rate swaps	Borrowings

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, certain future interest received on variable-rate debt securities and certain future interest payments on variable-rate borrowings.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging

instruments with that of hedged items. As to certain foreign exchange forward contracts and interest swaps that meet specific criteria, the assessment of effectiveness is omitted in accordance with accounting principles generally accepted in Japan.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with accounting principles and practices generally accepted in the United States of America. The accounting policies, which are different from the Company's policies, are principally as follows;

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefit

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

a) Consumption Tax

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

6. CASH AND CASH EQUIVALENTS IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

NOTES

Notes to semi-annual consolidated balance sheets as of March 31 and September 30, 2003

	Millions of yen	
	March 31, 2003	*September 30, 2003*
1. Accumulated depreciation of property, plant and equipment	1,007,343	956,911

2. Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty was JPY 11,998 million.

3. Investments and other assets included deferred tax assets recognized at September 30, 2003 for the temporary difference attributable to the liability for the Company's obligations under the Public Mutual Assistance Association Law.

Notes to consolidated statements of income for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003

1. Income tax expenses for the semi-annual periods determined based on the estimated annual effective tax rates with tax effects of temporary differences are included in "Income taxes" in the consolidated statements of income.

2. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen		
	For the six months ended		*For the year ended*
	September 30, 2002	*September 30, 2003*	*March 31, 2003*
Advertising and general publicity	16,982	15,782	35,777
Sales promotion	66,648	70,074	142,032
Compensation, salaries and allowances	67,084	59,168	127,425
Provision for retirement benefits	8,556	11,333	17,649
Legal welfare	16,038	10,876	31,568
Employee bonuses	4,418	6,267	22,393
Accrual of employee bonuses	12,433	16,402	10,738
Depreciation	28,529	27,754	56,781
Research and development	23,162	20,895	44,509

3. Business restructuring costs mainly consisted of the accelerated depreciation charge for the reduction in useful lives of certain tobacco manufacturing facilities.

4. Loss on discontinued businesses was related to disposal of operations in certain subsidiaries, which mainly consisted of the accelerated depreciation charge for the reduction in useful lives of buildings.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of cash and cash equivalents on the consolidated balance sheets to the consolidated statements of cash flows

	Millions of yen		
	September 30, 2002	*September 30, 2003*	*March 31, 2003*
Cash and deposits	JPY 313,493	JPY 323,965	JPY 317,960
Time deposits with original maturity due over three months	(1,133)	(1,381)	(1,048)
Short term investments with original maturity due within three months which are readily convertible to known amounts of cash with insignificant risk of changes in value			
Securities	265,197	351,304	285,732
Other current assets	-	11,998	-
Cash and cash equivalents	JPY 577,557	JPY 685,886	JPY 602,644

LEASE TRANSACTIONS

For the six months ended September 30, 2002

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,067	2,728	3,339
Tools	20,511	10,537	9,974
Total	26,579	13,265	13,313

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 5,031million
Due after one year	JPY 8,282million
Total	JPY13,313million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	JPY 2,805million
Depreciation expense	JPY 2,805million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,565	1,119	445
Tools	2,841	2,091	749
Total	4,406	3,211	1,194

For the six months ended September 30, 2003

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,948	3,516	3,432
Tools	20,347	10,207	10,139
Total	27,296	13,724	13,571

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 5,064million
Due after one year	JPY 8,507million
Total	JPY13,571million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	JPY 2,870million
Depreciation expense	JPY 2,870million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	959	724	234
Tools	1,255	939	316
Total	2,214	1,663	551

For the year ended March 31, 2003

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,136	2,919	3,216
Tools	20,111	10,393	9,717
Total	26,247	13,312	12,934

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 4,952million
Due after one year	JPY 7,982million
Total	JPY12,934million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	JPY 5,580million
Depreciation expense	JPY 5,580million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,603	1,198	405
Tools	1,765	1,194	570
Total	3,369	2,393	975

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 715million
Due after one year	JPY 737milliion
Total	JPY 1,452million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 571million
Depreciation expense	JPY 455million

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 327million
Due after one year	JPY 330milliion
Total	JPY 657million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 229million
Depreciation expense	JPY 194million

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 533million
Due after one year	JPY 631million
Total	JPY 1,165million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 1,001million
Depreciation expense	JPY 803million

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES
(AS OF SEPTEMBER 30, 2002)
1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	44,900	50,949	6,048
Bonds	28,106	28,455	348
Bank debentures	16,497	16,703	206
Samurai bonds	10,000	9,920	(79)
Others	1,608	1,831	222
Others	18,278	16,040	(2,237)
Total	91,285	95,445	4,159

2. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted securities (excludes OTC stocks)	4,114
Certificates of deposits	229,000
Others	39,847

(AS OF SEPTEMBER 30, 2003)
1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	35,996	48,951	12,955
Bonds	18,687	18,973	286
Bank debentures	16,498	16,612	113
Samurai bonds	20	20	0
Others	2,169	2,340	171
Others	1,102	1,090	(12)
Total	55,786	69,016	13,229

2. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted securities (excludes OTC stocks)	3,706
Certificates of deposits	300,000
Others	89,860

(AS OF MARCH 31, 2003)
1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	36,140	41,668	5,528
Bonds	18,713	19,084	370
Bank debentures	16,498	16,666	168
Others	2,215	2,417	202
Others	6,714	5,565	(1,148)
Total	61,568	66,318	4,750

2. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted securities (excludes OTC stocks)	4,112
Certificates of deposits	255,000
Others	43,986

Notes:
Write down of investment securities for the semi-annual periods ended September 30, 2002 and 2003 and for the year ended March 31, 2003 totaled JPY 6,062 million, JPY 218 million and JPY 11,742 million, respectively.
In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration". A security of which value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration".
If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF MARCH 31, 2003)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Market value	Unrealized loss
Over-the-counter: Foreign currency forward contracts			
Buying	15,873	15,900	26
Selling	20,422	20,737	(314)
Over-the-counter: Currency option contracts			
Purchase option	8,591	(96)	(96)
Total	-	-	(385)

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF SEPTEMBER 30, 2003)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Market value	Unrealized gain (loss)
Over-the-counter: Foreign currency forward contracts			
Buying	6,613	6,942	329
Selling	26,178	26,783	(605)
Over-the-counter: Currency option contracts			
Purchase option	22,989	(189)	(189)
Total	-	-	(465)

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY SEGMENT

(For the six months ended September 30, 2002

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	2,120,041	27,911	114,576	33,625	2,296,155	-	2,296,155
(2) Intersegment sales	3.303	-	510	18,500	22,314	(22,314)	-
Total	2,123,345	27,911	115,086	52,125	2,318,469	(22,314)	2,296,155
Operating expenses	1,996,956	35,008	121,378	51,677	2,205,020	(23,256)	2,181,764
Operating income (loss)	126,388	(7,096)	(6,291)	448	113,449	941	114,390

(For the six months ended September 30, 2003)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	2,115,188	26,711	124,111	51,598	2,317,610	-	2,317,610
(2) Intersegment sales	3,239	-	189	16,867	20,296	(20,296)	-
Total	2,118,428	26,711	124,301	68,466	2,337,907	(20,296)	2,317,610
Operating expenses	1,989,725	32,780	125,772	61,233	2,209,511	(20,754)	2,188,757
Operating income (loss)	128,703	(6,068)	(1,470)	7,232	128,395	457	128,853

(For the year ended March 31, 2003)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	4,134,466	53,926	232,403	71,466	4,492,263	-	4,492,263
(2) Intersegment sales	6,574	-	857	36,920	44,352	(44,352)	-
Total	4,141,041	53,926	233,261	108,386	4,536,616	(44,352)	4,492,263
Operating expenses	3,927,699	67,782	246,429	107,454	4,349,364	(46,064)	4,303,300
Operating income (loss)	213,341	(13,855)	(13,168)	932	187,251	1,712	188,963

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products under each category are as follows;

1) Tobacco	Tobacco products
2) Pharmaceuticals	Prescription drugs
3) Foods	Beverages and processed foods
4) Others	Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
For the six months ended September 30, 2002	53,514	2,018	2,921	9,223	67,678	(656)	67,021
For the six months ended September 30, 2003	51,883	1,882	2,858	9,425	66,049	(404)	65,645
For the year ended March 31, 2003	108,503	4,102	6,168	18,704	137,478	(944)	136,534

Goodwill amortization

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the six months ended September 30, 2002	(390)	2,321	4,609	-	6,540
For the six months ended September 30, 2003	-	2,321	952	(48)	3,225
For the year ended March 31, 2003	(426)	4,643	7,546	36	11,799

2. OPERATIONS BY GEOGRAPHIC SEGMENT

(For the six months ended September 30, 2002) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	1,943,649	161,848	190,657	2,296,155	-	2,296,155
(2) Intersegment sales	19,796	62,509	11,765	94,071	(94,071)	-
Total	1,963,445	224,358	202,423	2,390,226	(94,071)	2,296,155
Operating expenses	1,873,705	230,848	172,066	2,276,621	(94,856)	2,181,764
Operating income (loss)	89,739	(6,490)	30,356	113,605	785	114,390

(For the six months ended September 30, 2003) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	1,950,000	160,398	207,212	2,317,610	-	2,317,610
(2) Intersegment sales	26,653	63,696	10,022	100,372	(100,372)	-
Total	1,976,653	224,094	217,234	2,417,982	(100,372)	2,317,610
Operating expenses	1,867,165	230,616	191,401	2,289,182	(100,425)	2,188,757
Operating income (loss)	109,488	(6,522)	25,833	128,799	53	128,853

(For the year ended March 31, 2003) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	3,794,323	316,992	380,948	4,492,263	-	4,492,263
(2) Intersegment sales	39,716	121,364	21,125	182,206	(182,206)	-
Total	3,834,039	438,356	402,073	4,674,470	(182,206)	4,492,263
Operating expenses	3,679,051	460,290	347,294	4,486,636	(183,336)	4,303,300
Operating income (loss)	154,988	(21,933)	54,779	187,833	1,130	188,963

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, Malaysia, and others

3. OVERSEAS SALES

(For the six months ended September 30, 2002)

Millions of yen

	Total
1 Overseas sales	357,798
2 Consolidated sales	2,296,155
3 Percentage of overseas sales to consolidated sales (%)	15.6

(For the six months ended September 30, 2003)

Millions of yen

	Total
1 Overseas sales	372,735
2 Consolidated sales	2,317,610
3 Percentage of overseas sales to consolidated sales (%)	16.1

(For the year ended March 31, 2003)

Millions of yen

	Total
1 Overseas sales	708,085
2 Consolidated sales	4,492,263
3 Percentage of overseas sales to consolidated sales (%)	15.8

NOTE: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

SUBSEQUENT EVENTS

1. Upon the authorization from the Ministry of Health, Labor and Welfare on September 29, 2003, the Company introduced a defined contribution pension plan, effective October 1, 2003. In connection with this, the Company terminated a portion of its retirement benefits plans at that date, which will result in a decrease in the Company's projected benefit obligations by JPY 52,321 million at October 1, 2003.

2. Based on the resolution of the meeting of the Board of Directors held on October 8, 2003, the Company repurchased its stock in accordance with Article 210 of the Japanese Commercial Code as follows:
   (1) Number of shares repurchased: 45,800 shares
   (2) Purchase cost: JPY 755,000 per share (JPY 34,579 million in the aggregate)
   (3) Date of repurchase: October 9, 2003.
   (4) Method of repurchase: ToSTNeT-2 of Tokyo Stock Exchange (at a closing price of the previous date)

2004

Brief Statements of Consolidated Annual Financial Results and Forecasts

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

JT

JAPAN TOBACCO INC.

April 28, 2004

BRIEF STATEMENTS OF CONSOLIDATED ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2004 AND FORECASTS WITH RESPECT TO THE YEAR ENDING MARCH 31, 2005

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc. (Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura Corporate Communications Group Leader Telephone: (81) 3-3582-3111 Facsimile: (81) 3-3582-1441
DATE OF BOARD MEETING ON THE SETTLEMENT OF THE ACCOUNTS:	April 28, 2004
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. RESULTS FOR THE FISCAL YEAR

April 1, 2003 to March 31, 2004
Amounts are rounded down to the nearest ¥1 million.

(1)
FINANCIAL RESULTS

(Millions of yen unless otherwise indicated)

	Year ended March 31, 2003	Year ended March 31, 2004
Net Sales	¥4,492,263	¥4,625,151
Operating Income	188,963	234,034
Recurring Profit	173,231	213,599
Net Income (Loss)	75,301	(7,602)
Net Income (Loss) per Share (Yen)	37,527.69	(3,909.73)
Diluted Net Income (Loss) per Share (Yen)	-	-
Return on Equity (%) (Net Income(Loss) / Shareholders' Equity)	4.7	(0.5)
Return on Asset (%) (Recurring Profit / Total Assets)	5.8	7.1
Return on Sales (%) (Recurring Profit / Net Sales)	3.9	4.6

NOTES:

1. EQUITY IN EARNINGS (LOSS) OF ASSOCIATED COMPANIES

¥(48) million for the year ended March 31, 2004
¥93 million for the year ended March 31, 2003

2. AVERAGE NUMBER OF OUTSTANDING SHARES FOR THE FISCAL YEARS

1,977,100 shares for the year ended March 31, 2004
2,000,000 shares for the year ended March 31, 2003

3. CHANGES IN ACCOUNTING POLICY

Accounting policy for obligations under Public Official Mutual Assistance Association Law

(2)
FINANCIAL CONDITIONS

(Millions of yen unless otherwise indicated)

	For the year ended March 31, 2003	For the year ended March 31, 2004
Total Assets	¥2,957,665	¥3,029,083
Shareholders' Equity	1,622,654	1,507,937
Ratio of Shareholders' Equity (%)	54.9	49.8
Shareholders' Equity per Share (Yen)	811,204.03	771,574.00

NOTE: OUTSTANDING SHARES AT THE END OF FISCAL YEARS

1,954,200 shares as of March 31, 2004
2,000,000 shares as of March 31, 2003

(Millions of yen)

(3) CASH FLOW RESULTS

	For the year ended March 31, 2003	For the year ended March 31, 2004
Cash Flows from Operating Activities	¥ 258,056	¥ 334,501
Cash Flows from Investing Activities	(74,876)	(228,619)
Cash Flows from Financing Activities	(111,967)	(109,334)
Cash and Cash Equivalents, End of Year	602,644	601,661

(4) MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 188

Number of Non-consolidated Subsidiaries accounted for by the equity method: 0

Number of Associated Companies accounted for by the equity method: 9

(5) CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

(i) Newly Consolidated Companies: 43

(ii) Exclusion from Consolidation: 11

(iii) New Associated Companies Accounted for under the Equity Method: 6

(iv) Companies Excluded from the Application of the Equity Method: 1

2. FORECASTS OF THE BUSINESS RESULTS FOR THE NEXT FISCAL YEAR

* Please refer to the Forward Looking Statements on page 13.

From April 1, 2004 to March 31, 2005

(Millions of yen)

	Year ending March 31, 2005
Net Sales	4,570,000
Recurring Profit	225,000
Net Income	78,000

Additional Information:

Forecasted Annual Net Income per Share (Yen): ¥39,914.03

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (the "Company" or "JT"), its 188 consolidated subsidiaries and nine associated companies accounted for by the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
The four categories identified below are the same categories used to present information by industry segment as shown in the "Notes to Consolidated Financial Statements."

Tobacco

The tobacco business consists of the manufacture and sale of tobacco products.
In the domestic tobacco business, the Company manufactures and sells tobacco products, and subsidiaries including Tokyo Tobacco Service Co., Ltd.(*1), distribute tobacco products, collect payments and conduct distribution-related operations such as sales and distribution of foreign tobacco products. Japan Filter Technology, Ltd., manufactures materials, and Tokai Plant Service Co., Ltd.(*2) and other subsidiaries carry out the maintenance of factories.
In the overseas tobacco business, JT International S.A., as the core company, controls the manufacturing and sale of tobacco products.

The main subsidiaries and associated companies

Tokyo Tobacco Service Co., Ltd. (*1), Kansai Tobacco Service Co., Ltd. (*1), Chubu Tobacco Service Co., Ltd. (*1), Kyushu Tobacco Service Co., Ltd. (*1), Hokkaido Tobacco Service Co., Ltd. (*1), Uni Tobacco Service Co. Ltd. (*1), JT Logistics Co. Ltd., Japan Tobacco Imex Co., Ltd., Japan Filter Technology Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Tokai Plant Service Co. Ltd. (*2), Yachiyo Sangyo, Inc. (*2), Kyushu Technical Service Co. Ltd., (*2) Plant Service Co., Ltd. (*2), Kanto Plant Service Co., Ltd. (*2), Tohoku Plant Service Corporation (*2), JTSP Inc. (*3), JT Vnet Co. Ltd., Japan Metallizing Co., Ltd., JT Proserve Inc., JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, OOO Petro, JT International Germany GmbH, JT International Tütün Urunleri Sanayi A.S., Japan Tobacco (Hong Kong) Ltd.

(*1)Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. merged on April 1, 2004, and adopted the corporate name TS Network Co., Ltd.
(*2)Tokai Plant Service Co., Ltd. changed its corporate name effective April 1, 2004 to Central Japan Plant Service Co., Ltd. Kyushu Technical Service Co., Ltd. and Plant Service Co., Ltd. merged on April 1, 2004 and changed its corporate name to Kyushu Plant Service Co., Ltd. Yachiyo Sangyo Inc. changed its corporate name to Western Japan Plant Service Co., Ltd. Tohoku Plant Service Corporation and Kanto Plant Service Co., Ltd. merged on April 1, 2004, and changed its corporate name to Eastern Japan Plant Service Co., Ltd.
(*3)JTSP Inc. changed the corporate name effective April 1, 2004 to JT Design Center CO., Ltd.

Pharmaceuticals

The Group's activities in the area of pharmaceuticals involve the research and development, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacturing, while Torii Pharmaceutical Co., Ltd., a subsidiary, manufactures and promotes sales of drugs.

The main subsidiaries and associated companies

Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Foods

The Group's operations in the foods business include the manufacture and sale of processed foods and beverages. In the processed foods business, JT Foods Co., Ltd. and certain other subsidiaries handle frozen foods, seasonings and other foods products. In the beverages business, JT's beverage products are sold through JT Foods Co., Ltd. Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.

The main subsidiaries and associated companies

Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Other Businesses

The Group's real estate business focuses on rental operations of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

The main subsidiaries and associated companies

JT Real Estate Inc., JT Tokushima Prince Hotel Inc. (*4), JT Pros Print Co., Ltd. (*5), Tokkyoshiki Co., Ltd. (*5), JT Okamura Corporation, JT Toshi Inc., JTS Wiring Systems Corporation, JT Nifco Corporation, Nitto Kogyo Co., Ltd., JT Financial Service Co., Ltd., JT Creative Service Co., Ltd., Kyushu JT Nifco Corporation, Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., Frontier REIT Management Inc., JT Development Consulting Inc., JT America Inc., JT (UK) Ltd., JT Capital (U.K.) PLC

(*4)JT Tokushima Prince Hotel Inc. was dissolved on March 31, 2004.
(*5)JT sold all of its shares of JT Pros Print Co., Ltd. and Tokkyoshiki Co., Ltd. to Toppan Printing Co., Ltd. on April 1, 2004.

The relationships among business operations are as follows:


Japan Tobacco Inc.
Tobacco
Japan Filter Technology, Ltd.
Fuji Flavor Co., Ltd.
Japan Metallizing Co., Ltd.
*1
JT Engineering Inc.
*2
Tokai Plant Service Co., Ltd. (*b)
Yachiyo Sangyo Inc. (*b)
Kyushu Techinical Service Co., Ltd. (*b)
Plant Service Co., Ltd. (*b)
Kanto Plant Service Co., Ltd. (*b)
Tohoku Plant Service Corporation(*b)
*3
JTSP Inc.(*c)
*4
*5
Japan Tobacco Imex Co., Ltd.
*6
JT Logistics Co., Ltd.
*7
JT-Vnet Co., Ltd.
*8
*9
*a
Tokyo Tobacco Service Co., Ltd.
Kansai Tobacco Service Co., Ltd.
Chubu Tobacco Service Co., Ltd.
Kyushu Tobacco Service Co., Ltd.
Hokkaido Tobacco Service Co., Ltd.
Uni Tobacco Service Co., Ltd. *a
*10
*11
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
OOO Petro
JT International Germany GmbH
JT International Tütün Urunleri Sanayi A.S.
*12
Japan Tobacco (Hong Kong) Ltd.
*13
JT Proserve Inc.
Pharmaceuticals
*14
Torii Pharmaceutical Co., Ltd.
*15
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
Foods
Nihon Shokuzai Kako Co., Ltd.
Sunburg Co., Ltd.
Iipingshang Foods Corporation
Asahi Shokuzai Co., Ltd.
Thai Foods International Co., Ltd.
Weihai J.K. Foods Co.,Ltd.
*16
Hans Continental Smallgoods Pty..Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS Foods Co.,Ltd.
*17
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co., Ltd.
*18
JT Foods Co., Ltd.
JT Dining Service Inc.
Saint-Germain Co., Ltd.
Other Business
JT Real Estate Inc.
*19
JT Pros Print Co., Ltd.(*e)
Tokkyoshiki Co., Ltd. (*e)
*20
JT Creative Service Co., Ltd.
*21
Toranomon Energy Service Co.,Ltd.
JT America Inc.
JT (UK) Ltd.
etc.
*22
JT Tokushima Prince Hotel Inc. (*d)
JT Okamura Corporation
JT Toshi Inc.
JTS Wiring Systems Corporation
JT Nifco Corporation
Nitto Kogyo Co., Ltd.
Kyushu JT Nifco Corporation
JT Financial Service Co., Ltd.
JT Capital Management Inc.
JT Capital (U.K.) PLC
Frontier REIT Management Inc.
JT Development Consulting Inc.

NOTES: Consolidated Subsidiaries

*1 Purchase of materials
*2 Purchase of machines
*3 Maintenance of factories and related work
*4 Purchase of tools for tobacco sales promotion
*5 Import of leaf tobacco
*6 Land transport of general cargo
*7 Support for the operation of tobacco vending machines
*8 Distribution of tobacco products
*9 Import and sale of tobacco products
*10 Sale of tobacco products through registered importers
*11 Sale of tobacco products
*12 Sale of tobacco products
*13 Purchase of raw materials
*14 Sale of products
*15 Research and development
*16 Purchase of products
*17 Sale of products
*18 Sale of products
*19 Development, planning, design and execution of construction work
*20 Purchase of printed products
*21 Purchase of thermal energy of JT building
*22 Management of real estate

*a Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. merged on April 1, 2004, and adopted the corporate name TS Network Co., Ltd.

*b Tokai Plant Service Co., Ltd. changed its corporate name effective April 1, 2004 to Central Japan Plant Service Co., Ltd. Kyushu Technical Service Co., Ltd. and Plant Service Co., Ltd. merged on April 1, 2004 and changed its corporate name to Kyushu Plant Service Co., Ltd. Yachiyo Sangyo Inc. changed its corporate name to Western Japan Plant Service Co., Ltd. Tohoku Plant Service Corporation and Kanto Plant Service Co., Ltd. merged on April 1, 2004, and changed its corporate name to Eastern Japan Plant Service Co., Ltd.

*c JTSP Inc. changed the corporate name effective April 1, 2004 to JT Design Center CO., Ltd.

*d JT Tokushima Prince Hotel Inc. was dissolved on March 31, 2004.

*e JT sold all of its shares of JT Pros Print Co., Ltd. and Tokkyoshiki Co., Ltd. to Toppan Printing Co., Ltd. on April 1, 2004.

2. MANAGEMENT POLICY

(1) Corporate strategy

JT has formulated a new corporate strategy called the "JT Branding Declaration." As part of the JT branding strategy, in each business segment and all corporate activities, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. We hope that this strategy will enable JT to become a truly excellent company.

While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term strategies

In August last year, the Company formulated a medium-term management plan called "JT PLAN-V," from April 2003 to March 2006, to further strengthen the Company by focusing on profit growth.

Total demand in the Japanese market continued to trend downward due to domestic social factors, including continued aging of the population, consumers' growing concern about the impact of smoking on health and reinforcement of smoking regulations. Amid such conditions, the tobacco excise tax hike took place last July, making the business climate for the domestic tobacco market more severe. In addition, JT and Philip Morris International have agreed last year not to renew the licensing agreement for manufacturing and selling of Marlboro brand cigarettes in the Japanese market and for exclusive usage of the Marlboro trademarks, upon expiration of the contract at the end of April 2005.

Considering such changes in the business environment, the following measures will be implemented as part of a new medium-term management plan called "JT PLAN-V." The domestic tobacco business will strive to conduct market-oriented operations with creativity, while maintaining its current cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole JT Group; the pharmaceuticals business will aim to be a future cash flow generator for the JT Group, contributing to the enhancement of JT's corporate value; and the foods business will also aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value. The plan will also involve company-wide measures, including corporate restructuring, a voluntary retirement program, reform of human resource management systems and retirement benefits system, realignment of the asset portfolio, and enhancement of group-based optimum management.

In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. The timing, scale and method of repurchases will be decided in a timely and appropriate manner in light of company needs and market conditions.

Also, under the recognition that coexistence with the natural environment is the basis for corporate existence, JT group aims to achieve harmony between our corporate activities and the environment in all countries and regions where it operates.

Through implementation of the above measures, JT intends to establish a sustainable structure for growth and profit, thereby promoting its shift to becoming a "global growth company that develops diversified, value creating businesses."

Strategies by business segment are as follows:

<u>Tobacco</u>

Alongside the constant overall decline in demand for cigarette products in Japan, the excise taxes on tobacco raised in July last year, further worsening the domestic tobacco business climate. Also, JT and Philip Morris International have agreed last year, not to renew the licensing agreement for the manufacturing and selling of Marlboro brand cigarettes in the Japanese market, upon expiration of the contract at the end of April 2005. In order to counter potential decline in profit from such events, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms.

As part of its top line growth strategy, JT has implemented strategic pricing and introduced new products aggressively in the growing segments of 1-milligram tar and menthol, to take advantage of the recent revision of tobacco prices, and is targeting market penetration by continuing to aggressively launch new products. Furthermore, following the successful launch of the "Lucia Citrus Fresh Menthol" and "Mild Seven Prime Super Light Box," JT aims to strengthen its competitive advantage in the premium segment by aggressively developing "D-spec" (reduced tobacco odor) products (*) meeting customer demands.

(*) Products using JT's technologies for reducing odors from the tips of tobacco products are termed "D-spec" products.

A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced in order to counter a potential business decline via the following measures: the closure of cigarette factories, consolidation of sales offices, realignment of tobacco leaf procurement offices, enhancement of the imported leaf procurement system, integration of group companies, efficiency of indirect businesses, and streamlining of the administrative and planning offices at the tobacco division's headquarters.

In order to realize a society in which those who smoke and those who do not can more easily coexist, JT will prepare comfortable smoking areas and promote activities to encourage improved smoking manners.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFB(*)s. The business will become the key to income growth for the whole JT Group as the driving force for profit, by continuing to focus on core markets with larger profitability or growth potential, and at the same time by building cost-effective operation systems. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

(*): GFB is the abbreviation for Global Flagship Brands, namely, Camel, Winston, Mild Seven and Salem.

We will also continue to take appropriate measures regarding strengthening of regulations in Japan on tobacco package warning labels and revised guidelines concerning tobacco advertising, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

Pharmaceuticals

We aim to develop our pharmaceuticals business as a future cash flow generator for the JT Group that contributes to the enhancement of JT's corporate value. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs.
To achieve these goals, we will reinforce the in-house R&D capability, enhance the R&D pipeline, accelerate the R&D speed and will attempt to expand the Group company partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

Foods

The foods business will aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value.
Maintaining the current strategy, JT aims to further expand both profits and sales volume of its processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods (*) in overseas markets. In the event of scarce resources, JT will seek collaboration or acquisition opportunities.
In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis by thoroughly streamlining operations. Also, the business will continue to incur expenses in R&D, advertising, optimized expansion of the vending machine distribution network and product brand enhancement.
(*): The chilled foods business is conducted through JT's subsidiary, Hans Continental Smallgoods Pty. Ltd., headquartered in Australia.

Other businesses

We are continuing to strengthen operations in other businesses, primarily by making fundamental changes in businesses not expected to be self-sustaining.

(3) Basic view and current situation of corporate governance

(Basic view)

We are proactively enhancing our corporate governance. We recognize that timely, accurate decision-making and execution are critical to increase our corporate value and respond appropriately to our changing business and social environments.

(Measures concerning corporate governance)

1. Framework for improving corporate governance

In order to strengthen our corporate governance, we optimized the size of our board of directors, and introduced an executive officer system, and established an advisory committee in June 2001.
Also, we aim to improve and enhance our compliance system for corporate governance to work in a smooth and appropriate manner. In October 2000, we established an internal organization centered on a compliance committee whose membership includes outside experts and which reports directly to the board of directors.

2. Corporate governance structure

*Board of corporate auditors

JT has a board of corporate auditors. The board is an independent entity with fiduciary responsibilities to shareholders. By auditing the Board of Directors' implementation of its responsibilities, the board of corporate auditors works to ensure sound company operations and the improvement of company credibility within the society. The board of corporate auditors is comprised of four members, of which three were selected from outside JT.

*Board of directors

The Board of directors meets once a month as a rule, and at other times as needed, to decide on issues as defined in the Commercial Code and other important items. It also receives reports on and supervises execution of business. The Board is currently comprised of eight directors, and the corporate auditors also attend meetings.

*Management committee

The management committee is comprised of the chairman, the president, and vice presidents. As a rule, it meets once a week to discuss important management issues – primarily management strategy across all operations and items concerning the company's core plans.

*Compliance committee

The compliance committee is comprised of seven members, of which two were selected from outside JT. It meets approximately once a month to discuss compliance-related issues and issues concerning guidelines for our activities. It also sets compliance goals each year, based upon which action is subsequently taken. Compliance-related responsibilities lie primarily with the compliance executive officer and the compliance department.

*Audit department

The audit department reviews and evaluates internal management controls in light of importance and risks, from a perspective independent of the operational organization. It provides reports and proposals to the president.

*Advisory committee

The advisory committee, which includes five outside members, meets four times a year and provides proposals representing a broad range of perspectives concerning the company's medium- to long-term direction.

(4) Policy for dividends and use of retained earnings

Growth in our corporate value over the medium to long term will determine the Company's attractiveness to shareholders. The core of our dividend policy is to provide a competitive return of cash to shareholders. Taking this into account, we intend to increase dividends gradually, depending on the company's attainment of JT PLAN-V medium-term management plan and mid- to long-term outlook. We will use our retained earnings to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, and buy back shares to broaden our business options.

(5) Reducing the minimum investment amount for the Company's shares

JT recognizes the importance of maintaining an active interest in the Company among all investors, including individuals, and as such, the Company promotes investor relations to enhance communication with investors. We will continue to evaluate changing the minimum investment amount for the Company's shares based on stock market trends and the composition of our shareholders.

3. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Results of Operations

In this fiscal year ended March 31, thanks to capital investment and exports, the Japanese economy steadily recovered despite continued weakness in employment conditions. Globally, meanwhile, the U.S. economy showed a recovery, while expansion continued in China, Thailand, and other parts of Asia, and a modest rebound occurred in Europe.

Under these circumstances, the JT Group has been continuously implementing measures in accordance with JT PLAN-V. As a result, net sales increased to JPY 4,625.1 billion, up 3.0% from the previous fiscal year. This increase was mainly due to the increased list-price, following the tobacco excise tax hike in the domestic tobacco business and the increased sales volume of GFBs in international tobacco business. Operating income rose to JPY 234.0 billion, up 23.9% from the previous fiscal year, owning to improved profitability from reduced costs in domestic tobacco and other business operations. Meanwhile, recurring profit grew to JPY 213.5 billion, up 23.3% from the previous fiscal year. The Group incurred JPY 7.6 billion in net losses, as compared to the previous fiscal year's net income of JPY 75.3 billion due to extraordinary losses accompanying the change in accounting policy for JT's obligations for annuity payments of the government-sponsored defined benefit pension plans, which relate to pension benefits entitled to beneficiaries for services rendered up to July 1, 1956.

The year-end dividend is JPY 5,000 per share, which brings the annual dividend to JPY 10,000 per share, including the interim dividend of JPY 5,000 per share.

The company-wide measures in the "JT PLAN-V" also involve specific efforts. JT established Frontier REIT Management, an asset management company for J-REIT in August 2003, as part of a realignment of the asset portfolio. Frontier REIT Management received an approval as an asset management company based on the Law on Investment Trusts and Investment Companies this April, and is preparing to promptly list the shares of the J-REIT on the Tokyo Stock Exchange.

Also, from last October onwards, as part of its human resource management system review, the retirement benefit system was overhauled. Accordingly, a new points-based system of retirement benefit was introduced comprising of severance indemnities, defined contribution pension plan and cash-balance pension plan.

To make the Company more flexible and speedy in the face of the changing business environment and its business development, JT has declared that it would streamline the corporate function aiming at further efficiency, while clarifying corporate divisions' mission and goal in this July.

Also, at last year's annual shareholders' meeting held on June 25, 2003, a stock repurchase plan was approved as below.

(1) Stock to be repurchased:	JT common stock
(2) Number of shares:	Up to 100,000 shares
(3) Total repurchase cost:	Up to JPY 75.0 billion

Based on the above, JT repurchased a total of 45,800 shares of common stock at a total repurchase amount of JPY 34,579 million last October.
In addition, JT decided last December to establish a system of shareholder special benefit plan in which JT's registered shareholders possessing at least one share will receive JT group products twice a year.

Results by business segment are as follows:

Tobacco

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in growing segments - especially the 1-milligram tar, menthol, and premium products. JT also expanded the sales scope for those new products with initially limited sales areas that have strong customer support, as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, JT introduced 14 products with sales limited to certain areas, including "Hope Menthol" (launched in Aichi prefecture in May 2003), "Cabin Mild Menthol Box" (limited sales began in Miyagi prefecture in August 2003), "Mild Seven One Menthol Box" (launched in Okinawa prefecture and areas east of the Kinki region in January 2004), and "Mild Seven Prime Menthol Lights Box" (limited sales began in Tokyo prefecture in this March). In addition, the sales area were expanded for four products, including "Lucia Citrus Fresh Menthol" (a reduced tobacco odor D-spec product expanded nationwide in November 2003), and "Mild Seven Prime Super Lights Box" (launched nationwide in this March). JT also plans to expand sales of "Hope Menthol" and "Cabin Mild Menthol Box" nationwide in May 2004. In addition, the company completely revamped the designs of the seven core "Mild Seven" products between mid-March and late April 2004 in order to strengthen the Mild Seven brand family's position in the Japanese market.
As part of our cost structure reform, JT has also implemented various measures. Specifically, we decided to close 14 of the 25 domestic cigarette factories between the end of March 2003 and the end of March 2005, and convert the function of one factory in April 2005 – thereby leaving a total of ten factories. Of these, JT already closed three plants by the end of March 2003 and another four by the end of March 2004. Additionally, JT decided in July 2003 on a gradual consolidation of its domestic tobacco leaf procurement offices and stations from the period of July 2004 through April 2006, and decided in September 2003 to consolidate six sales offices as of the end of June 2005. The partial organizational changes, which are aimed at optimizing the JT group's foreign leaf tobacco procurement, and merger of six tobacco distribution subsidiaries in April 2004 are other examples of measures to strengthen cost competitiveness.
The domestic cigarette sales volume during the fiscal year ended March 31, 2004 fell by 10.7 billion to 218.3 billion cigarettes (*), down 4.7% from the previous fiscal year. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike took effect last July, along with the current slump in cigarette demand. Our market shares in Japan declined by 0.4 point to 72.9%. Net sales, excluding excise taxes, per thousand cigarettes increased by JPY 53 to JPY 3,908 as a result of the strategic pricing.
In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following global renewal of "Camel" in 2002, JT launched a similar renewal of "Salem" last year, which commenced in Asia from July in the same year and set for expansion in other areas accordingly.
The international cigarette sales volume fell by 4.5 billion to 198.8 billion cigarettes(*), down 2.2% from the previous fiscal year. The sales volume of our premium GFBs increased by 7.8 billion to 117.5 billion cigarettes, up 7.1% from the previous fiscal year. This was due to the increased sales volume of "Winston" in Russia and "Mild Seven" in Taiwan.
Consequently, net sales totaled JPY 4,236.9 billion, up 2.5% from the previous fiscal year. This was due to domestic factors such as the list-price revision and aggressive launch of new tobacco products, as well as the increased sales volume of GFBs in the international tobacco business. Operating income grew to JPY 238.4 billion, up 11.7% from the previous fiscal year, owing to reduced costs and increased unit price in domestic tobacco operations and income growth in the international tobacco business.
For international markets, results from January to December 2003 were incorporated into the above annual net tobacco business results.
Cigarette production volume amounted to 396.2 billion cigarettes, down 2.8% from the previous fiscal year.

(*) JT's China Division oversees the Chinese, Hong Kong and Macao markets. Sales for this fiscal year from domestic duty-free shops and the China Division, amounted to 6.4 billion cigarettes but figures are not included in the figures.

Pharmaceuticals

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with research institutions both in Japan and overseas. At present, we have five drugs in the clinical development pipeline. We terminated in September last year development of an anti-inflammatory drug in the second phase of clinical testing in Japan, of which JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing in Japan. With the termination of its clinical development, we agreed to terminate the agreement. Meanwhile, in July last year, JT reached a licensing agreement to acquire exclusive marketing rights in the Japan market for three

anti-HIV drugs with the U.S.-based Gilead Sciences, and "Viread," one of the three, was launched in April 2004 by Torii Pharmaceutical Co., Ltd. following our gain of import approval in March 2004.
Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Torii Pharmaceutical's sales decreased due to decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.
Net sales totaled JPY 51.2 billion, down 5.0% from the previous fiscal year, due to reduced royalty revenue from our "Viracept" and a decline in sales at Torii Pharmaceutical. The operating loss shrank 7.3% (JPY 1.0 billion) to JPY 12.8 billion, which was mainly due to decreased in-house R&D expenditures, as well as decreased personnel costs resulting from an early retirements program at Torii Pharmaceutical in the previous year.

Foods
The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.
We expanded our processed foods business by adding new products to the "Dai-ninki!" and "Imadoki wazen" frozen foods lineups, and made efforts to reduce overall business expenses in order to strengthen profitability. In addition, our subsidiary Hans Continental Smallgoods Pty. Ltd. acquired a majority stake of Swickers to insure stable supplies of core materials last September, and acquired the ham and sausage divisions of OSI International Foods Australia Pty. Ltd. to expand production foundations in last December.
In the beverages business, JT steadily expanded its vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary, although the total number of sales channels declined due to elimination of unprofitable channels. We enriched and reinforced the "Roots" canned coffee series and implemented a renewal of the entire lineup last September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" which replicates the mildly acid flavor of regular coffee. In addition, we actively launched new products, including the "Aka-Oolong" series that uses only highly fermented oolong tea leaves, and a revamped version in February 2004 of "Senoby," a calcium-enriched health drink with MBP (milk basic protein).
As a result, net sales totaled JPY 250.1 billion, up 7.6% from the previous fiscal year, due mainly to expanded business with processed foods, expansion of our vending machine sales network for the beverages business, and expanded scope of consolidation, etc. Operating loss decreased by JPY 8.3 billion to JPY 4.8 billion, down 63.2% from the previous fiscal year; this reduction is the result of increased sales, enhanced profitability and a decreased amount of goodwill amortization.
JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, last year to strengthen sales and increase operational efficiency. JT Foods Co., Ltd. is the surviving company.

Other businesses
We operated other business in an aggressive and efficient manner.
As a result, net sales in other businesses totaled JPY 86.8 billion, and operating income was JPY 11.9 billion, up 21.5% and 1,184.2% from the previous fiscal year, respectively.
We terminated our agribusiness operations by the end of June 2003. In addition, at the end of March 2004 we sold the "Tokushima Prince Hotel" business, which had been managed through subsidiary JT Tokushima Prince Hotel Inc., to Prince Hotel as part of our efforts to focus our resources on our core businesses. We also sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

Financial results by geographic area are as follows:

Japan
Net sales in Japan amounted to JPY 3,844.1 billion, up 1.3% from the previous fiscal year. The increase was due to increased tobacco sales, expansion of the foods business and a one-time profit from the real estate business. Operating income increased to JPY 195.0 billion, up 25.9%, because of reduced operating expenses from lowered costs.

Western Europe
Net sales in Western Europe totaled JPY 308.6 billion, down 2.6% from the previous fiscal year. Despite an increased sales volume of GFB brands, there was a negative impact of foreign exchange. The operating loss shrank 4.3% to JPY 20.9 billion.

Others
Net sales in other regions totaled JPY 472.4 billion, up 24.0% from the previous fiscal year, due to favorable tobacco sales in Russia and Taiwan and business expansion of the foods business in Australia. Operating income increased to JPY 57.5 billion, up 5.1% from the previous fiscal year.

(2) Outlook for the Year Ending March 31, 2005

The global economy is recovering steadily, and the Japanese economy is expected to continue to rebound.
Consolidated financial results for the year ending March 31, 2005 are forecasted to be as follows:

Net sales:	JPY 4,570.0 billion
Recurring profit:	JPY 225.0 billion
Net Income:	JPY 78.0 billion

The above forecasts assume an estimated extraordinary loss of JPY 140 billion incurred from business structure enhancement, including voluntary retirement measures which was stated in our JT PLAN-V medium-term management plan. We estimate that the impact of this on net income will be JPY 84.0 billion. We will make an announcement of voluntary retirement measures later on, but at the present time, however, the number of applicants is unknown and thus the above estimated figures could change depending on the actual number of applicants.

Note: The above figures are based on judgments, evaluations, factual understandings, policies, and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Financial Condition

Cash and cash equivalents (hereinafter "funds") decreased JPY 0.9 billion (0.2%) to JPY 601.6 billion from the previous fiscal year. While operating revenue was up solidly from the previous fiscal year, purchase of marketable securities, repayment of long-term borrowings and purchase of treasury stock offset the effect.

Cash flow from operating activities

Net cash provided by operating activities increased to JPY 334.5 billion, up 29.6% from the previous fiscal year. This was achieved due mainly to the stable domestic tobacco business. Net loss before income taxes and minority interest, which came to JPY 7.6 billion, included one-time loss on recognition of obligations under Public Official Mutual Assistance Association Law that did not affect cash flow.

Cash flow from investing activities

Net cash used in investing activities rose to JPY 228.6 billion, up 205.3% from the previous fiscal year. This was primarily due to the purchase of marketable securities.

Cash flow from financing activities

Net cash used in financing activities was JPY 109.3 billion, down 2.4% from the previous fiscal year. This was due to the repayment of long-term borrowings, purchase of treasury stock and the payment of dividends.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2003 and 2004

	Millions of yen				
	March 31, 2003		*March 31, 2004*		*Increase/ (decrease)*
ASSETS		composition ratio	(Unaudited)	composition ratio	
	JPY	**%**	**JPY**	**%**	**JPY**
CURRENT ASSETS:	**1,346,364**	**45.5**	**1,477,848**	**48.8**	**131,483**
Cash and deposits	317,960		370,816		52,856
Trade notes and accounts receivable	133,324		128,538		(4,785)
Marketable securities	305,587		397,676		92,089
Inventories	492,176		456,501		(35,675)
Deferred tax assets	19,977		30,221		10,243
Other current assets	79,346		96,879		17,532
Allowance for doubtful accounts	(2,008)		(2,785)		(776)
FIXED ASSETS:	**1,611,281**	**54.5**	**1,551,151**	**51.2**	**(60,130)**
Property, plant and equipment:	733,313	24.8	708,221	23.4	(25,092)
Buildings and structures	311,367		299,538		(11,829)
Machinery, equipment and vehicles	148,958		142,089		(6,868)
Tools	54,082		49,759		(4,322)
Land	177,673		179,368		1,694
Construction in progress	41,230		37,464		(3,765)
Intangible assets:	712,129	24.1	610,506	20.1	(101,622)
Goodwill	381,601		331,580		(50,020)
Trademarks	288,514		245,598		(42,915)
Other	42,013		33,327		(8,685)
Investments and other assets:	165,838	5.6	232,423	7.7	66,584
Investment securities	70,148		72,952		2,803
Long-term loans	5,994		4,508		(1,486)
Deferred tax assets	64,524		121,547		57,023
Other assets	32,859		39,865		7,005
Allowance for doubtful accounts	(5,895)		(4,924)		971
Allowance for loss on investments	(1,792)		(1,526)		266
DEFERRED ASSETS	**18**	**0.0**	**83**	**0.0**	**65**
TOTAL ASSETS	**JPY 2,957,665**	**100.0**	**JPY 3,029,083**	**100.0**	**JPY 71,418**

	Millions of yen				
	March 31, 2003		March 31, 2004		Increase/ (decrease)
LIABILITIES		Composition ratio	(Unaudited)	Composition ratio	
	JPY	%	JPY	%	JPY
CURRENT LIABILITIES:	**594,742**	**20.1**	**756,712**	**25.0**	**161,970**
Trade notes and accounts payable	108,042		111,678		3,635
Short-term bank loans	20,522		27,593		7,070
Current portion of long-term borrowings	55,410		23,115		(32,294)
Current portion of bonds	500		122,000		121,500
Other accounts payable	67,918		93,913		25,995
National tobacco excise taxes payable	79,440		86,655		7,215
National tobacco special excise taxes payable	14,830		14,987		156
Local tobacco excise taxes payable	85,769		97,077		11,308
Income taxes payable	38,583		41,433		2,849
Consumption tax payable	29,386		37,392		8,005
Deferred tax liabilities	41		1,145		1,103
Accrued employees' bonuses	27,905		36,068		8,163
Other allowances	3,343		2,633		(710)
Other current liabilities	63,045		61,016		(2,029)
NON-CURRENT LIABILITIES:	**689,196**	**23.3**	**710,609**	**23.4**	**21,413**
Bonds	272,000		151,500		(120,500)
Long-term borrowings	76,065		56,993		(19,072)
Deferred tax liabilities	48,910		44,260		(4,649)
Liabilities for retirement benefits	230,344		384,118		153,774
Liabilities for retirement benefits for directors and corporate auditors	1,294		1,203		(91)
Other non-current liabilitites	60,581		72,533		11,952
TOTAL LIABILITIES	**1,283,938**	**43.4**	**1,467,322**	**48.4**	**183,383**
MINORITY INTERESTS:					
MINORITY INTERESTS	**51,071**	**1.7**	**53,824**	**1.8**	**2,752**
SHAREHOLDERS' EQUITY:					
COMMON STOCK	**100,000**	**3.4**	**100,000**	**3.3**	**-**
CAPITAL SURPLUS	**736,400**	**24.9**	**736,400**	**24.3**	**-**
RETAINED EARNINGS	**789,912**	**26.7**	**763,770**	**25.2**	**(26,142)**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**2,632**	**0.1**	**14,185**	**0.5**	**11,553**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(6,290)**	**(0.2)**	**(71,839)**	**(2.4)**	**(65,549)**
TREASURY STOCK	**-**	**-**	**(34.579)**	**(1.1)**	**(34,579)**
TOTAL SHAREHOLDERS' EQUITY	**1,622,654**	**54.9**	**1,507,937**	**49.8**	**(114,717)**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 2,957,665**	**100.0**	**JPY 3,029,083**	**100.0**	**JPY 71,418**

CONSOLIDATED STATEMENTS OF OPERATIONS
Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen					
	For the year ended				*Increase/ (decrease)*	*Comparison to previous fiscal year*
	March 31, 2003		*March 31, 2004* (Unaudited)			
	JPY	%	JPY	%	JPY	%
NET SALES	4,492,263	100.0	4,625,151	100.0	132,887	3.0
COST OF SALES	3,569,393	79.5	3,684,012	79.7	114,618	3.2
Gross profit	922,869	20.5	941,138	20.3	18,268	2.0
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	733,906	16.3	707,104	15.2	(26,802)	(3.7)
Operating income	188,963	4.2	234,034	5.1	45,070	23.9
NON-OPERATING INCOME:	9,340	0.2	10,321	0.2	981	10.5
Interest income	2,038		1,831		(207)	
Dividend income	1,702		1,410		(292)	
Other	5,598		7,078		1,480	
NON-OPERATING EXPENSES:	25,072	0.5	30,755	0.7	5,683	22.7
Interest expense	8,553		8,143		(410)	
Foreign exchange loss	6,700		5,857		(843)	
Financial support for domestic leaf tobacco growers *	713		3.641		2,927	
Periodic mutual assistance association cost	-		2,776		2,776	
Other	9,104		10,337		1,233	
Recurring profit	173,231	3.9	213,599	4.6	40,368	23.3
EXTRAORDINARY PROFIT:	18,347	0.4	29,356	0.6	11,009	60.0
Gain on sale of property, plant and equipment	15,478		17,217		1,739	
Gain on termination of a portion of retirement benefit plans	-		9,870		9,870	
Other	2,868		2,268		(600)	
EXTRAORDINARY LOSS:	49,080	1.1	250,564	5.4	201,483	410.5
Loss on sale of property, plant and equipment	2,690		4,867		2,177	
Loss on disposal of property, plant and equipment	9,835		10,885		1,049	
Business restructuring costs	11,414		40,818		29,404	
Loss on discontinued operations	1,814		5,865		4,051	
Write-down of investment securities	11,107		460		(10,647)	
Loss on sale of investment securities	5,290		982		(4,307)	
One-time loss on recognition of obligations under Public Official Mutual Assistance Association Law	-		185,095		185,095	
Amortization of unrecognized obligation at transition **	6,042		-		(6,042)	
Other	885		1,588		703	
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	142,498	3.2	(7,607)	(0.2)	(150,105)	-
INCOME TAXES – CURRENT	60,006	1.3	67,487	1.5	7,481	12.5
INCOME TAXES – DEFERRED	1,808	0.1	(72,301)	(1.6)	(74,109)	-
MINORITY INTERESTS	5,381	0.1	4,808	0.1	(573)	(10.7)
NET INCOME (LOSS)	JPY 75,301	1.7	JPY (7,602)	(0.2)	JPY (82,904)	-

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities.

** Amortization of unrecognized net obligations existing at the date of initial application of new accounting standards for employees' retirement benefits.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen		
	For the year ended		
	March 31, 2003	March 31, 2004	Increase/ (decrease)
		(Unaudited)	
	JPY	JPY	
CAPITAL SURPLUS:			
Capital surplus, beginning of year	736,400	736,400	-
Capital surplus, end of year	736,400	736,400	-
RETAINED EARNINGS :			
Retained earnings, beginning of year	731,834	789,912	58,077
Increase:	75,521	3,713	(71,807)
Net income for the year	75,301	-	(75,301)
Adjustments to retained earnings for change in consolidation scope	219	3,066	2,846
Adjustments to retained earnings for change in scope of associated companies accounted for by the equity method	-	647	647
Decrease:	17,443	29,855	12,412
Net loss for the year	-	7,602	7,602
Cash dividends paid	16,000	22,000	6,000
Bonuses to directors and corporate auditors	272	246	(25)
(Bonuses to corporate auditors)	(31)	(33)	(1)
Minimum pension liability adjustment*	1,171	6	(1,165)
	JPY	JPY	JPY
Retained earnings, end of year	789,912	763,770	(26,142)

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen		
	For the year ended		*Increase/ (decrease)*
	March 31,2003	*March 31,2004* (Unaudited)	
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	JPY 142,498	JPY(7,607)	JPY(150,105)
Depreciation and amortization	136,534	133,227	(3,306)
Write-down of property, plant and equipment	-	14,188	14,188
Gain on sale and disposal of property, plant and Equipment	(2,967)	(5,399)	(2,432)
Amortization of goodwill	11,799	6,173	(5,626)
Increase in liabilities for retirement benefits	1,389	147,153	145,763
Interest income and dividend income	(3,740)	(3,242)	497
Interest expense	8,553	8,143	(410)
(Increase) decrease in trade notes and accounts receivable	(3,809)	7,100	10,910
Decrease in inventories	25,572	23,798	(1,774)
Increase (decrease) in trade notes and accounts payable	3,197	(1,877)	(5,074)
(Decrease) increase in other accounts payable	(31,801)	27,224	59,026
Increase in tobacco excise taxes Payable	3,751	18,746	14,995
Other, net	15,618	35,126	19,507
Sub-total	306,595	402,753	96,157
Interest and dividend received	3,730	3,227	(503)
Interest paid	(8,753)	(8,335)	418
Income taxes paid	(43,516)	(63,144)	(19,628)
Net cash provided by operating activities	258,056	334,501	76,444
INVESTING ACTIVITIES:			
Investment in time deposits	(1,257)	(22,991)	(21,734)
Purchases of marketable securities	(18,090)	(239,562)	(221,471)
Proceeds from sale and redemption of marketable securities	13,521	85,722	72,200
Purchases of property, plant and equipment	(104,310)	(84,214)	20,096
Proceeds from sale of property, plant and equipment	23,479	25,288	1,808
Purchases of intangible assets	(4,881)	(4,982)	(100)
Purchases of investment securities	(1,622)	(225)	1,396
Proceeds from sale and redemption of investment securities	21,722	14,859	(6,862)
Purchase of shares of a newly consolidated subsidiary, net of cash acquired	(3,593)	(134)	3,458
Other, net	155	(2,378)	(2,534)
Net cash used in investing activities	(74,876)	(228,619)	(153,742)
FINANCING ACTIVITIES:			
Net (decrease) increase in short-term bank loans	(14,673)	6,190	20,864
Proceeds from issuance of long-term borrowings	4,980	1,349	(3,630)
Repayment of long-term borrowings	(83,493)	(59,665)	23,827
Dividends paid	(16,000)	(22,000)	(6,000)
Dividends paid to minority shareholders	(1,961)	(1,788)	172
Purchase of treasury stock	-	(34,579)	(34,579)
Other, net	(820)	1,158	1,978
Net cash used in financing activities	(111,967)	(109,334)	2,633
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(3,310)	(4,390)	(1,080)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	67,901	(7,843)	(75,745)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	534,503	602,644	68,140
CASH AND CASH EQUIVALENTS OF NEW CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	238	6,860	6,621
CASH AND CASH EQUIVALENTS, END OF YEAR	JPY 602,644	JPY 601,661	JPY (983)

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 188.
The main consolidated subsidiaries are JT International S.A., Tokyo Tobacco Services Co., Ltd. (upon a merger in April, 2004 it changed its name to TS Network Co., Ltd.), Torii Pharmaceutical Co., Ltd., Japan Beverage Inc., and JT Real Estate Inc.
43 subsidiaries including Japan Tobacco (Hong Kong) Limited., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty Ltd., Shanghai JS Foods Co., Ltd., Frontier REIT Management Inc. have been consolidated from this fiscal year. JT Beverage Corporation, a former consolidated subsidiary, has been excluded from consolidation as a result of the merger with JT Food Co., Ltd., effective April 1, 2003. Also, JT Vending Kanto Co., Ltd, JT Vending Chubu Co., Ltd, JT Vending Kansai Co., Ltd, Shikoku JTS Wiring Systems Corporation, JT Agris Corporation, liquidated in this fiscal year, were included in consolidation only for the period until liquidation.
Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Nine companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with fiscal periods different from the Company, the fiscal results of such companies are used in consolidation.

3. FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES

The fiscal years of consolidated overseas subsidiaries generally end December 31.
The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between their fiscal year ends and the Company's fiscal year end.
The fiscal years of other consolidated subsidiaries generally end March 31.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities
Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
Non-marketable securities are stated at the moving-average cost.

b) Derivatives
Derivatives are accounted for by the fair value method. See Item 4.(6).

c) Inventories
Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization

a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38~50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks 10 years

(Additional Information)

The Company decided to cease the operations of certain tobacco manufacturing factories during the fiscal years ending March 31, 2004 and 2005, and actually the operations of certain factories were ceased as of March 31, 2004. Upon the decision of these cessations, the Company reduced the useful lives of such factories' machinery and equipment to the remaining period before the anticipated closure causing an accelerated depreciation charge of ¥ 9,392 million for the year ended March 31, 2004.

The Company also disposed of by sale a certain hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, during the fiscal year ended March 31, 2004. The Company recognized an accelerated depreciation charge on this property of ¥ 4,795 million for the year ended March 31, 2004 as a result of reduction of their useful lives at the time of agreement of the sale.

(3) Allowances and other liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits for employees (including corporate officers who are not board members) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years).

Unrecognized net actuarial gain or loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

(Change in accounting policy)

Effective from the beginning of this fiscal year, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognized this liability as part of the Company's liability for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003, in order to fairly present such obligations in the Company's financial statements as well as to further enhance the transparency of the Company's financial conditions. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

Upon this accounting change, the Company fully recognized a liability as of April 1, 2003 and related one-time loss of ¥ 185,095 million for the year ended March 31, 2004.

As a result of this change, operating income and recurring profit for the year ended March 31, 2004 increased by ¥ 15,580 million and ¥ 12,804 million, respectively, and income before income taxes and minority interests for the year ended March 31, 2004 decreased by ¥ 172,290 million, as compared to under the previous method, which resulted in a loss before income taxes and minority interests for the year ended March 31, 2004.

As a result of this change, operating expenses of both Tobacco segment and Japan segment for this fiscal year decreased

by ¥15,580 million, as compared to the previous method.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries. Profits and losses are translated using the average exchange rate during the fiscal year of each subsidiary. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instrument designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

b) Hedging instruments and hedged items

Hedging instruments	Hedged items
Foreign exchange forward contracts	Forecasted foreign currency transactions
Foreign currency options	Forecasted foreign currency transactions
Foreign currency swaps	Foreign currency denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to certain foreign exchange forward contracts and interest swaps that meet specific criteria, the assessment of effectiveness is omitted since it is not required.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The accounting policies, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefits

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. VALUATION OF ASSETS AND LIABILITIES OF NEWLY CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly consolidated subsidiaries are measured at fair value upon acquisition.

6. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

7. APPROPRIATION OF RETAINED EARNINGS

The consolidated statements of capital surplus and retained earnings are prepared based on the appropriation of retained earnings which were approved during the fiscal year by the shareholders' meetings.

8. CASH AND CASH EQUIVALENTS PRESENTED IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

NOTES

Notes to consolidated balance sheets as of March 31, 2003 and 2004

	Millions of yen	
	March 31, 2003	*March 31, 2004*
1.Accumulated depreciation of property, plant and equipment	1,007,343	952,114
2.The total amount of the Company's guarantees to loans	4,529	-

3.The number of treasury stock held by the Company was 45,800 shares.

4.Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty was ¥29,998 million.

Notes to consolidated statements of operation for the years ended March 31, 2003 and 2004

1. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen	
	For the years ended	
	March 31, 2003	*March 31, 2004*
Advertising and general publicity	35,777	35,412
Sales promotion	142,032	141,704
Compensation, salaries and allowances	127,425	116,533
Provision for retirement benefits	17,649	20,148
Legal welfare	31,568	21,139
Employee bonuses	22,393	25,491
Accrual of employee bonuses	10,738	22,054
Depreciation	56,781	56,795
Research and development	44,509	42,137

2. Gain on termination of a portion of retirement benefit plans was recognized as a result of termination of a portion of the Company's severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees, which were replaced by a newly-introduced defined contribution pension plan.

3. Business restructuring costs mainly consisted of additional early retirement benefits and the accelerated depreciation charge for the reduction in useful lives of certain tobacco manufacturing facilities.

4. Loss on discontinued operations was related to disposal of operations in certain subsidiaries, which mainly consisted of the accelerated depreciation charge for the reduction in useful lives of buildings and other property.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2003

RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS

	Millions of yen March 31, 2003
Cash and deposits	317,960
Time deposits with original maturity due over three months	(1,048)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	
Marketable securities	285,732
Other current assets	-
Cash and cash equivalents	602,644

For the year ended March 31, 2004

RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS

	Millions of yen March 31, 2004
Cash and deposits	370,816
Time deposits with original maturity due over three months	(23,200)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	
Marketable securities	224,046
Other current assets	29,998
Cash and cash equivalents	601,661

LEASE TRANSACTIONS

For the year ended March 31, 2003

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,136	2,919	3,216
Tools	20,111	10,393	9,717
Total	26,247	13,312	12,934

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥4,952 million
Due after one year	¥7,982 million
Total	¥12,934 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥5,580 million
Depreciation expense	¥5,580 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,603	1,198	405
Tools	1,765	1,194	570
Total	3,369	2,393	975

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 533 million
Due after one year	¥ 631 million
Total	¥1,165 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥1,001 million
Depreciation expense	¥ 803 million

For the year ended March 31, 2004

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATIONAND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	7,125	3,785	3,340
Tools	19,515	9,553	9,961
Other	1,599	85	1,514
Total	28,240	13,424	14,816

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥5,097million
Due after one year	¥9,718 million
Total	¥14,816 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥5,810 million
Depreciation expense	¥5,810 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	855	691	163
Tools	1,097	761	336
Total	1,953	1,453	499

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥267 million
Due after one year	¥315 million
Total	¥583 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥ 411 million
Depreciation expense	¥ 354 million

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES
1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

(AS OF MARCH 31, 2003)

Millions of yen

	Type	Acquisition cost	Carrying amount on the consolidated balance sheet	Difference
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	17,974	25,307	7,333
	Bonds	11,794	12,167	373
	Bank debentures	10,500	10,670	170
	Samurai bonds	-	-	-
	Others	1,294	1,496	202
	Others	2,979	2,991	11
	Sub-total	32,748	40,466	7,718
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	18,166	16,361	(1,804)
	Bonds	6,919	6,916	(2)
	Bank debentures	5,998	5,995	(2)
	Others	921	921	-
	Others	3,734	2,574	(1,160)
	Sub-total	28,819	25,852	(2,967)
Total		61,568	66,318	4,750

(AS OF MARCH 31, 2004)

Millions of yen

	Type	Acquisition cost	Carrying amount on the consolidated balance sheet	Difference
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	33,280	57,962	24,682
	Bonds	11,469	11,724	254
	Bank debentures	10,500	10,570	70
	Samurai bonds	99	103	3
	Others	869	1,050	180
	Others	187	192	5
	Sub-total	44,936	69,879	24,942
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	2,239	1,802	(436)
	Bonds	4,550	4,549	(0)
	Bank debentures	3,499	3,498	(0)
	Others	1,051	1,050	(0)
	Others	521	498	(22)
	Sub-total	7,311	6,851	(460)
Total		52,248	76,730	24,482

2. MARKETABLE SECURITIES AND INVESTMENT SECURITIES SOLD DURING THE FISCAL YEARS

Millions of yen

For the year ended March 31, 2003			For the year ended March 31, 2004		
Proceeds from Sales	*Total Profit on Sales*	*Total Loss on Sales*	*Proceeds from Sales*	*Total Profit on Sales*	*Total Loss on Sales*
11,970	769	5,290	7,433	509	982

3. CARRYING AMOUNTS OF NON-MARKETABLE SECURITIES

Millions of yen

	As of March 31, 2003	As of March 31, 2004	*Comments*
Unlisted securities (excludes OTC stocks)	4,112	4,384	
Certificate of Deposit	255,000	305,000	
Others	43,986	80,093	

4. SCHEDULED REDEMPTION AMOUNTS OF SECURITIES BY MATURITY (AS OF MARCH 31, 2003)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	23,992	11,724	250	102
Bank debentures	18,001	10,500	-	-
Samurai bonds	-	-	-	-
Others	5,991	1,224	250	102
Certificate of Deposit	255,000	-	-	-
Others	1,102	3,914	1,653	-
Total	280,094	15,639	1,903	102

(AS OF MARCH 31, 2004)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	67,969	3,683	80	2
Bank debentures	32,000	2,500	-	-
Samurai bonds	-	103	-	-
Others	35,968	1,080	80	2
Certificate of Deposit	305,000	-	-	-
Others	3,527	342	-	-
Total	376,496	4,025	80	2

Notes:

Write down of investment securities for the fiscal years ended March 31, 2003 and 2004 totaled ¥11,742 million and ¥504 million, respectively.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration". A security of which value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration".

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF MARCH 31, 2003)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		After one year		
Over-the-counter				
Foreign currency forward contracts				
Buying	6,613	-	6,942	329
Selling	26,178	-	26,783	(605)
Currency option contracts				
Purchase options	22,989	-	(189)	(189)
Total	-	-	-	(465)

1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2004)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		After one year		
Over-the-counter				
Foreign currency forward contracts				
Buying	11,156	-	12,131	975
Selling	10,992	-	11,882	(890)
Currency option contracts				
Purchase options	111,286	-	219	219
Total	-	-	-	303

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

RETIREMENT BENEFITS

1. OVERVIEW OF RETIREMENT BENEFIT PLANS

The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans. Consolidated overseas subsidiaries also have defined benefit pension plans and post-retirement medical health care plans.
Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.
At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and introduced new non-contributory defined benefit pension plan and defined contribution pension plan.
Also, certain domestic subsidiaries were released from the obligation for benefits related to future employee service under the substitutional portion of National Welfare Pension Plan upon an approval by Minister of Health, Labor and Welfare of such exemption on December 19, 2003.

2. RETIREMENT BENEFIT OBLIGATION

Millions of yen

		AS OF MARCH 31, 2003	AS OF MARCH 31, 2004
a	Projected benefit obligations	(450,862)	(374,385)
b	Plan assets	141,891	152,357
c	Unfunded benefit obligations (a+b)	(308,971)	(222,028)
d	Unrecognized net actuarial loss	66,976	23,801
e	Unrecognized prior service cost	17,478	621
f	Recorded amount on consolidated balance sheet (c+d+e)	(224,516)	(197,605)
g	Additional minimum pension liability (Note 2)	(5,220)	(4,664)
h	Prepaid pension cost	607	9,557
i	Liabilities for retirement benefits (f+g-h) (Note 3)	(230,344)	(211,827)

NOTE:

1.Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.

2.An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.

3. As described in ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company aslo recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans of ¥172,290 million as part of its liability for retirement benefits.

4.A certain subsidiary participates in a multiemployer pension plan, which was not included in the above table. The plan asset allocated in proportion to its contribution as of March 31, 2003 and 2004 was ¥ 3,715million and ¥ 4,157million, respectively.

5. At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and replaced such plans by a newly-introduced defined contribution pension plan. The following effects were reflected in the financial statements as of and for the year ending March 31, 2004:

Decrease in projected benefit obligations	¥ 52,321	million
Recognition of prior service cost	(1,002)	
Recognition of net actuarial loss	(8,797)	
Decrease in plan assets	(14,717)	
Decrease in liabilities for retirement benefits	¥ 27,802	million

In connection with this change, the Company is to make a contribution of ¥ 17,932 million to the defined contribution pension plan through 2006 on an installment basis as an initial contribution in addition to the plan assets which have been transferred from the tax-qualified non-contributory defined benefit pension plan at October 1, 2003.

6. In connection with certain subsidiaries' transfer to the Japanese Government of their obligations for future benefit payments to their employees under the substitutional portion of National Welfare Pension Plan, the related projected benefit obligations and plan assets of ¥ 3,319 million expected to be settled were reduced with

the effects recognized in earnings on the date of the approval of Ministry of Health Labor and Welfare of exemption from such obligations in accordance with Article 47-2 of the transitional provision of "Practical Guidelines of Accounting for Retirement Benefits (Accounting Committee Report No.13 by The Japanese Institute of Certified Public Accountants)"

3. RETIREMENT BENEFIT COST

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2003	FOR THE YEAR ENDED MARCH 31, 2004
a	Service cost (Note 2)	18,673	16,947
b	Interest cost	13,034	12,399
c	Expected return on plan assets	(4,813)	(4,409)
d	Amortization of unrecognized net obligation existing at the date of initial application	6,042	-
e	Recognized net actuarial loss (Note 3)	5,005	17,124
f	Amortization of prior service cost (Note 3)	2,100	2,695
g	Retirement benefit cost (a+b+c+d+e+f)	40,043	44,756

NOTE:

1. Employees' contribution to National Welfare Pension Plan is reduced from retirement benefit cost.
2. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
3. Amounts of additional retirement benefits, for the years ended March 31, 2003 and 2004 were ¥ 5,580 million and ¥ 29,687 million, respectively, which were reported in extraordinary loss. For the year ended March 31, 2004, the above amount includes the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
4. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to ¥ 1,331 million for the year ended March 31, 2004.

4. ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2003)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)
f	Amortization period for unrecognized net obligation existing at the date of initial application	Mainly three years. Certain subsidiaries fully recognized net obligation at the date of initial application.

ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2004)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in ACCOUNTING POLICIES (3) Allowance and other liabilities.

1. THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		AS OF MARCH 31, 2004
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	(169,750)
b	Unrecognized net actuarial gain (Note 2)	(2,540)
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	(172,290)

NOTE:

1. This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.
2. This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.
3. This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheet.

2. BENEFIT COST UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2004
a	Interest cost	2,776
b	Recognized net actuarial gain/loss	-
c	Benefit cost under the Public Official Mutual Assistance Association Law	2,776

3. ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2004)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year.)

INCOME TAXES

For the year ended March 31, 2003

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2003
Pension and severance costs	74,375
Net operating loss carryforwards	21,125
Other	52,899
Deferred tax assets : sub-total	148,399
Valuation allowance	(22,159)
Deferred tax assets : total	126,239

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(35,529)
Basis differences in assets acquired upon acquisition	(40,263)
Other	(14,897)
Deferred tax liabilities : total	(90,690)
Deferred tax assets – net	35,549

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	19,977
Fixed assets - Deferred tax assets	64,524
Current liabilities - Deferred tax liabilities	41
Non-current liabilities - Deferred tax liabilities	48,910

2. —

3. The Law to Amend a Part of Local Tax Laws (the "Law") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Law is to be applied to the fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of a change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥ 3,289 million and ¥ 1,465 million, respectively, as of March 31, 2003.

For the year ended March 31, 2004

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2004
Pension and severance costs	71,121
Benefit obligations under the Public Official Mutual Assistance Association Law	69,519
Net operating loss carryforwards	23,873
Other	63,397
Deferred tax assets : sub-total	227,912
Valuation allowance	(21,929)
Deferred tax assets : total	205,983

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(39,500)
Basis differences in assets acquired upon acquisition	(34,946)
Other	(25,173)
Deferred tax liabilities : total	(99,620)
Deferred tax assets – net	106,362

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	30,221
Fixed assets - Deferred tax assets	121,547
Current liabilities - Deferred tax liabilities	1,145
Non-current liabilities - Deferred tax liabilities	44,260

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	41.75%
Tax rate difference for consolidated overseas subsidiaries	101.96%
Tax credits	52.46%
Nondeductible expenses	(39.77)%
Nondeductible amortization of goodwill	(33.83)%
Rate difference of the deferred tax assets and liabilities recognized at the reduced enterprise tax rate which is effective for the reversal and settlement on or after April 1, 2004	(40.89)%
Other – net	(18.41)%
Actual effective tax rate	63.27%

3. —

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY

(For the year ended March 31, 2003) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,134,466	53,926	232,403	71,466	4,492,263	-	4,492,263
(2) Intersegment sales	6,574	-	857	36,920	44,352	(44,352)	-
Total	4,141,041	53,926	233,261	108,386	4,536,616	(44,352)	4,492,263
Operating expenses	3,927,699	67,782	246,429	107,454	4,349,364	(46,064)	4,303,300
Operating income (loss)	213,341	(13,855)	(13,168)	932	187,251	1,712	188,963
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,153,080	114,725	135,317	236,524	2,639,648	318,016	2,957,665
Depreciation and amortization	108,503	4,102	6,168	18,704	137,478	(944)	136,534
Capital expenditure	60,975	1,161	7,274	38,802	108,213	965	109,179

(For the year ended March 31, 2004) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,236,920	51,242	250,138	86,850	4,625,151	-	4,625,151
(2) Intersegment sales	6,285	-	338	37,281	43,905	(43,905)	-
Total	4,243,206	51,242	250,476	124,132	4,669,057	(43,905)	4,625,151
Operating expenses	4,004,797	64,081	255,327	112,155	4,436,362	(45,244)	4,391,117
Operating income (loss)	238,408	(12,839)	(4,850)	11,976	232,695	1,338	234,034
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,122,260	114,315	141,430	250,267	2,628,273	400,809	3,029,083
Depreciation and amortization	104,754	3,827	6,251	19,009	133,843	(615)	133,227
Capital expenditure	60,558	2,611	9,143	18,076	90,390	479	90,869

NOTE:

1. Operations by industry are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   - 1) Tobacco — Tobacco products
   - 2) Pharmaceuticals — Prescription drugs
   - 3) Foods — Beverages and processed foods
   - 4) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land. The amounts of these assets as of March 31, 2003 and 2004 are ¥ 373,363 million and ¥ 474,121 million, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year ended March 31, 2003	(426)	4,643	7,546	36	11,799
For the year ended March 31, 2004	-	4,586	1,899	(312)	6,173

2. OPERATIONS BY GEOGRAPHIC AREA

(For the year ended March 31, 2003) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,794,323	316,992	380,948	4,492,263	-	4,492,263
(2) Intersegment sales	39,716	121,364	21,125	182,206	(182,206)	-
Total	3,834,039	438,356	402,073	4,674,470	(182,206)	4,492,263
Operating expenses	3,679,051	460,290	347,294	4,486,636	(183,336)	4,303,300
Operating income (loss)	154,988	(21,933)	54,779	187,833	1,130	188,963
2. Assets	1,745,501	681,909	167,769	2,595,180	362,484	2,957,665

(For the year ended March 31, 2004) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,844,100	308,612	472,438	4,625,151	-	4,625,151
(2) Intersegment sales	53,812	139,463	18,977	212,252	(212,252)	-
Total	3,897,913	448,075	491,415	4,837,404	(212,252)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,716	(214,599)	4,391,117
Operating income (loss)	195,085	(20,986)	57,588	231,687	2,346	234,034
2. Assets	1,750,803	634,438	195,984	2,581,226	447,857	3,029,083

NOTE:

1. Operations by geographic area are categorized based on geographical proximity.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, Malaysia, and others
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of OPERATION BY INDUSTRY.

3. OVERSEAS SALES

(For the year ended March 31, 2003) *Millions of yen*

	Total
1 Overseas sales	708,085
2 Consolidated sales	4,492,263
3 Percentage of overseas sales to consolidated sales (%)	15.8

(For the year ended March 31, 2004) *Millions of yen*

	Total
1 Overseas sales	789,349
2 Consolidated sales	4,625,151
3 Percentage of overseas sales to consolidated sales (%)	17.1

NOTE: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

RELATED PARTY TRANSACTIONS

(For the year ended March 31, 2003)
Information is omitted due to immateriality.

(For the year ended March 31, 2004)
Information is omitted due to immateriality.

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- FISCAL YEAR 3-31-2004

* Complete for initial submissions only ** Please note name and address changes

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DAT : 7-12-04

Business Report for the first quarter for the year ended March 31, 2004.

Medium-term Management Plan "JT Plan-V"

-Global Growth Company Addressing Mid-to-Long Term Charges in Business Environment-

On August 6, Japan Tobacco announced its medium-term management plan, "JT PLAN-V", for the upcoming three-year fiscal period from April 2003 to enhance JT's business structure while ensuring the company's growth and profitability.

(Interview of Katsuhiko Honda, President and Representative Director)

Q. Please explain the purpose of the medium-term management plan JT PLAN-V.

A. Domestic cigarette consumption has been showing gradual decline because of factors such as an aging population, increasing health consciousness and greater smoking restrictions, as well as a prolonged weak economy.

In addition, due to the tobacco excise tax hike in July 2003, which we did not anticipate when we announced our previous medium-term management plan, "Plan 2004", we will not be able to avoid a further decrease in the number of cigarettes sold. The operating environment for the domestic tobacco business has just gotten tougher.

Also, JT and Philip Morris International have agreed not to renew the licensing agreement for manufacturing and selling Marlboro brand cigarettes in the Japanese market, upon expiration of the contract at the end of April 30, 2005.

Plan 2004 is progressing well but in consideration of these immediate changes in the business environment and in order to anticipate long-term changes, we created the new three-year management plan "JT PLAN-V", outlining the company's vision over a 10-year horizon. By firmly implementing our new medium-term management plan, we will establish a foundation to enable profit growth and achieve our corporate vision over the next 10 years – a global growth company that develops diversified, value creating businesses.

Q. Tell us about the direction for each business over the next 10 years.

A. **Tobacco business:** We are aiming to become a leading global cigarette manufacturer with the most competitive brand portfolio, through the further enhancement of our solid and profitable business foundations worldwide. In order to achieve this goal, we will first set up a business base to put pressure on competitors in our home market, Japan, maximizing product strength, marketing and cost competitiveness. We will also establish our products within the top class in major overseas markets, and will further integrate the managementof domestic and overseas businesses.

Pharmaceutical and food businesses: These are the businesses in which we must create added value, following upon tobacco. As our company's main source of cash flow, the domestic tobacco business faces more difficult circumstances, and the importance of the pharmaceutical and food businesses thus becomes greater than ever before. We will strengthen our competitiveness in these businesses, boldly selecting opportune sectors to focus on.

Q. What are the targets for JT PLAN-V?

A. The figures below are the targets for our company in terms of profitability and value creation.

(unit: JPY billions)

	Fiscal Year ending March 31, 2006 (target)	Reference: Fiscal Year ended March 31,2003 (actual)
EBITDA	360	337.2
ROE	exceed 7%	4.7%
Cumulative FCF (from FY2003 to 2005)	(3-year cumulative) 450	--
<Reference>		
Operating income	230	188.9

Q. What must each business group do in order to achieve the management objectives of JT PLAN-V?

A. **Domestic Tobacco Business:** We are planning to shift from our defensive strategy of the past to

an offensive strategy. In practical terms, we will actively introduce new products in the growing markets for 1-mg tar, menthol and premium products.

Although we have lagged behind in certain growth areas, this conversely means we face little risk of causing competition among our own products when it comes to launching new ones into the market. We are planning to concentrate on the introduction of new products in these areas, and aggressively regain market share. In addition, we aim to create and succeed in a new category of cigarettes with reduced tobacco odor.

The reduced tobacco odor technology, which JT has spent over 6 years developing, is successfully meeting customers' needs and sales of "LUCIA" are now going well. We have a great opportunity for growth now by utilizing reduced odor technology to create a new product category. The end of the Marlboro license will be a major challenge for us, but we will address this by stronger product development and marketing.

We are also moving faster than before to reduce costs, and are upgrading efficiency in all operations as well as implementing reductions in both fixed and variable costs.

International Tobacco Business: Following the previous medium-term management plan, Plan 2004, we will continue to propel JT Group growth by expanding profits from growth in sales of the four global flagship brands (GFBs) -- *Camel*, *Winston*, *Mild Seven* and *Salem*. While our international tobacco business unit aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

Pharmaceuticals business: The pharmaceutical division's target is to put into clinical development three additional compounds, that have the potential to become global products, and we are planning a substantial list of products on which we will concentrate in our in-house research and development. Until now we have spread out R&D efforts over a range of projects targeting the development of specific chemical compounds on a one-by-one basis. In the future, we will not only maximize the application of this cumulative knowledge, but will further fine-tune the focus of our R&D program to specific areas best enhancing JT's competitive position.

Food business: Following the current strategy, JT aims to further expand both profits and sales volume of its processed food business, which has been achieving a steady growth. Where JT regards it as necessary for its business strategy or positive for its value chain development, it will seek collaboration or acquisition opportunities. Based on changes in the business environment within the beverage business, JT decided to shift its emphasis from sales expansion to achieving operating profitability.

Other businesses: In this category, JT will undertake significant structural reform of businesses that are not expected to be self-sustaining.

Q. What is JT doing to reduce costs?

A. In our domestic tobacco business, we will accelerate business efficiency programs with attention to the risk of declining future business volume. Regarding manufacturing operations, during the JT Plan-V time frame, in addition to our previously announced closure of eight of our plants, we will close about one third of the remaining 17 plants.

Additionally, we will reduce fixed costs by consolidating and eliminating business locations, reorganizing the domestic raw materials department (announced in July 2003), taking resources out of HQ, consolidating group companies and consolidating or eliminating those locations.

We will also work to reduce variable costs. A more efficient mechanism for managing raw materials and other material costs will be developed, encompassing all stages from purchasing through transport and storage. At the same time, we will augment the synergistic effects of our Group management by implementing joint purchasing of raw materials with JT International and pursue a further reduction of logistics costs.

Our aim is to maximize cost-effective operations by improving efficiency not only for our business divisions but also for our head office administrative divisions, which we will streamline by revising organizations and personnel numbers and further enhancing head office functions.

In addition, as a result of the integration of facilities and other initiatives to improve cost competitiveness in our domestic tobacco business, JT expects approximately 4,000 jobs to be made redundant, and JT will subsequently offer voluntary retirement packages to eligible workers.

Q. Will human resource management become more important as you expand the business while reducing the number of employees?

A. Our basic premise is that organizational ability is a product of each employee's ability and the organic combination of such abilities. We must respond to diversifying human resource requirements

in a flexible way and develop a winning strategy for each competitive market.
One way we do that is by expanding performance-based benefits and an evaluation system, which has already been implemented for managers, to a wider range of employees.
In practical terms, in addition to implementing limitations on pay increases within a single work classification, we have introduced a new evaluation system to greater reflect performance, and have restructured the staff pay scale to be more responsive to each employee's role within the organization and the results generated by that employee. In the future, we will continue to review our personnel policies as needed to foster an organization that is competitive in the market.

Q. Finally, please tell us what JT PLAN-V will accomplish.
A. The purpose of JT PLAN-V is to build a corporate structure that enables continuous growth, taking into account mid to long-term changes in the business environment after Plan 2004 and accelerated changes following termination of the Marlboro license. We will implement JT PLAN-V in order to become the company that we envision in 10 years.
Many of the issues we face will not be easily resolved. However, if each and every one of us at JT takes responsibility for our output, I am absolutely convinced that we will be able to pioneer a new frontier.

<Major Assumptions for JT Plan-V Financial Targets>

- Target figures are made based on the company's organic growth without assuming large-scale M&A.
- No additional increase in tobacco excise taxes is assumed.
- Domestic tobacco business
  - JT sales volume for the fiscal year ending March 31, 2006: Approx. 179 billion cigarettes.
  - Total market demand for the fiscal year ending March 31, 2006: Approx. 285 billion cigarettes.
- International tobacco business
  - No large-scale macro economic changes are assumed.
- Pharmaceutical business.
  - Revenues from Viracept™ royalties will continue a downward trend.
  - R&D expenses for the pharmaceutical business will amount to approximately ¥80 billion on a three-year cumulative basis.
- Dollar to yen exchange rate for consolidation: US$1 = ¥120.
- Financial impacts, expected to be incurred by the planned business restructuring measures, are included with assumptions while developing target figures.

April-June: FY2003

Report on Business Results

(Interview of Masakazu Kakei, Executive deputy president and representative director)

Tobacco Business

Q. How were results for the domestic tobacco business?
A. Domestic cigarette consumption has been showing gradual decline because of factors such as an aging population, increasing health consciousness and greater smoking restrictions, as well as a prolonged weak economy. As you know, due to the tobacco excise tax hike on July 1, JT had no choice but to reflect the additional burden in our prices, and except for some brands, we implemented a price increase of one yen per cigarette on that same day.
The extraordinary high-demand immediately prior to this tax hike resulted in a 12.4% increase in domestic cigarette sales during April-June to 65.6 billion cigarettes, compared to the same period of the previous year.

(Sales Volume)



65.0
60.0
55.0
50.0
45.0
40.0
58.4
59.6
60.0
50.9
Apr - Jun
Jul - Sep
Oct - Dec
Jan - Mar
01
02
03

(Share of Market in Japan)



JT Share

Q. How were results for the international tobacco business?

A. In the first half of fiscal 2003 (January to June) our gross international cigarette sales declined by 6.1% to 96.8 billion cigarettes, but GFB*1 sales showed solid growth and increased by 2.7% to 56.5 billion cigarettes, so the shift to high priced products represented by the GFB products is proceeding well. This resulted in an increase in net sales before tax of 11.4% over the same period in the previous year to $2,946 million, an increase in after-tax sales of 5.8% to $1,603 million, and an increase in after-tax sales per thousand cigarettes of 13.6% or $16.5.

On one hand EBITDA*2 decreased by 8.9% to $275 million, but that was mainly due to the fact that sales promotion expenses in the first half of the previous year were not calculated at the correct period and that the first-half EBITDA last year was larger compared to those of the second-half. Furthermore, sales promotion expenses in the first half of this year were 17.4% higher than that for the same period of the year before.

Results for the international tobacco business in the first half are in line with our initial projections*3 made February 12, 2003, and we are not changing our initial projections for 2003.

*1 GFB: Global Flagship Brands: *Camel, Winston, Mild Seven* and *Salem*

*2 EBITDA = (operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill)

*3 Initial projections announced February 12, 2003

	FY2002 Actual	FY2003 Forecast
Sales volume; including GFB sales volume (unit: billion)	203.3	204.0
GFB sales volume (unit: billion)	109.8	114.0
Sales before tax ($million)	5,416	5,740
EBITDA ($million)	480	At least double-digit growth rate

(Quarterly Sales Volume)



(billions of cigarettes)
60
55
50
45
40
35
30
46.6
50.3
50.3
52.8
53.0
47.2
01
02
03
(Calendar Year)
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec

(Quarterly Sales Volume of Global Flagship Brands*)

Global Flagship Brands (GFB) : CAMEL, Winston, MILD SEVEN, Salem



(billions of cigarettes)
30
25
20
15
10
27.6
27.1
26.9
28.0
28.1
26.6
01
02
03
(Calendar Year)
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec

(International Tobacco, Sales excluding excise tax)


(Millions of US.dollars)
1600
1500
1400
1300
1200
1100
1000
1,577
1,368
1,275
1,443
1,330
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
01
02
03
(Calendar Year)

(International Tobacco, Sales excluding excise tax per thousand cigarettes)


(US.dollars)
17
16
15
14
13
14.1
13.7
13.4
14.2
14.6
14.8
15.1
15.7
16.3
16.8
Jan-Mar 2001
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar 2002
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar 2003
Apr-Jun

Q. Are there any changes to the initial results forecast announced May 8?

A. There are no changes to the initial forecast as of July 30, 2003.

(unit: JPY billions)

	Forecast for the year ending March 31, 2004 (consolidated)
Net sales	4,580
Recurring profit	174.0
Net income (loss)*	(20.0)
Annual net profit (loss) per share (yen)	(10,000)

* Net income for the FY2004 is expected to be negative due to a one-time extraordinary loss relating to retirement benefits for an old pension plan, and this will bring no impact to the Company's cash flow.

*We expect an annual per-share dividend payment of 10,000 yen (5000 yen for semi-annual period)

Q. What is JT's stance on the risk of future increases in domestic tobacco excise taxation?

A. JT will strongly oppose any tobacco excise tax increase. A disproportionate tax burden levied against a single industry and its customers is not acceptable. JT will continue to do everything in its

power to prevent tobacco excise tax increases and protect the interests of approximately 70,000 of our stockholders and Japan's 31.5million tobacco users and people employed in tobacco-related industries.

Q. Do you see increasing opportunities for JT now that China has joined the WTO?
A. Regulation of the tobacco business in China has changed very little. We accordingly perceive the Chinese market as a medium to long-term opportunity. In January 2003, we established the China Division under our Tobacco Headquarters, in order to strengthen our medium- and long-term activities in the Chinese market. The division centralizes and administrates two functions: the formation of key relationship in the Chinese market through technical support and other activities, which had been handled by JT, and the actual marketing or tobacco, which had been handled by our subsidiary, JT International S.A. This reorganization is aimed at strengthening our medium to long-term commitment to the Chinese market following China's membership in the WTO.

Q. Many of the major tobacco manufacturers in the Unites States are now facing numerous legal actions. Are the risks of litigation increasing for the JT Group as well?
A. As of June 30, 2003, there are 42 tobacco-related lawsuits involving JT, 41 overseas and one in Japan.

In the United States, since the scale of JT's business is extremely small, we believe tobacco-related litigation risk is limited and unlikely to materially affect JT's operations over the short-to-medium term. There are 27 cases in U.S. courts related to JT. Of these, 26 involve foreign government organizations from outside the U.S. seeking medical cost reimbursement, and according to U.S. courts "the relation between the plaintiff's demands and the actions of the defendant are extremely weak." Such litigation tends to be dropped, and at this point we have not lost a single one of these cases.

Outside of the Unites States, smoking and health-related lawsuits are far fewer in number and the amount of damages sought is much lower. U.S.-type lawsuits seem to be specific to the country's unique legal environment, and we do not expect a significant increase in such litigation within the jurisdictions other countries.

However, the business environment surrounding the tobacco industry worldwide has become increasingly stringent because of underage tobacco use and other smoking/health issues, as well as the tighter restrictions put in place to address these issues. Under such circumstances, JT is closely following developments in lawsuits involving other companies in the context of the relationship between the tobacco industry and society as a whole.

Q. WHO and EU regulations are getting stronger, and how will that affect the tobacco industry in the future?
A. There are many positions on the issue of smoking. Tobacco has been the subject of a great deal of discussion in recent years with regard to its effect on health. JT maintains a supportive position regarding appropriate restrictions on tobacco, which it considers necessary.

However, tobacco is a firmly established feature of human lifestyle and has a long history of enjoyment by adults, and we believe that adults are entitled to choose for themselves whether to smoke or not, based on a full awareness of health-related information. We therefore take issue with the imposition of a single uniform set of restrictions, or excessive restrictions, that fail to take into account the unique cultures of individual nations.

JT will continue to live up to its social responsibilities, implement programs to prevent underage smoking and improve smoking manners, and meet the general expectations of today's society. At the same time, we will wholeheartedly provide a variety of services to individuals who choose to smoke and continue to conduct our business in a manner that promotes harmonious coexistence between smokers and nonsmokers.

Pharmaceutical Business

Clinical Development as of August 6, 2003

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-522 (oral)	Phase2 (JPN)	Inflammatory	COX-2 inhibitor	Anti-inflammatory drug that is expected to avoid gastrointestinal and other side-effects by remarkable COX-2	Developed by JT	JT entered into an agreement with Fujisawa Pharmceutical on co-development (from Ph3) and co-marketing in Japan (January 2002-)
	Phase2/3 (JPN)	FAP(Familial adenomatous polyposis)		Expected to reduce or prevent adenomatous polyposis of FAP patients with fewer gastrointestinal side effects	Developed by JT	
JTE-607 (inj)	Phase2 (JPN) Phase1 (Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTV-803 (inj)	Phase2 (JPN) Phase1 (Overseas)	Anticoagulant	Factor Xa inhibit	Selectively inhibits Factor Xa to show anti-thrombus activity	Developed by JT Developed by JT	
JTT-705 (oral)	Phase2 (Overseas) Phase1 (JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density	Developed by JT Developed by JT	
JTK-003 (oral)	Phase2 (JPN) Phase1 (Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTK-109 (oral)	Phase1 (JPN) Phase1 (Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1 (JPN) Phase1 (Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
tenofovir disoproxil fumarate (oral)	Prepared for NDA submission (JPN)	Anti-HIV	Reverse Transcriptase Inhibitor	Nucleotide reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is envolved in the replication of HIV (Human	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in
emtricitabine (oral)	Prepared for NDA submission (JPN)	Anti-HIV	Reverse Transcriptase Inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is envolved in the replication of HIV (Human	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Business Report for the second quarter for the year ended March 31, 2004

1. President's greetings

Thank you very much for your interest in the management of our company.

We are sending this issue of "Welcome to the Delight World" with our semi-annual financial results for the fiscal 2003 to our shareholders, to inform you of our performance results and plans for the future.

Looking back on the semi-annual results for FY2003

The FY2003 semi-annual results marked the third period in a row of increased revenues and profits in the categories of net sales, EBITDA*1, operating income and recurring profit. Although we reported an interim net loss, this was primarily due to an extraordinary loss from the lump disposal of an old mutual pension benefit liability in order to improve the financial strength of the Company. Furthermore, if it were recalculated without the impact of the lump disposal of that mutual pension benefit liability, the net income would also have marked an increase.

In this half-year period we have implemented plans to increase domestic sales by introducing new products in growing segments such as the menthol and premium. In the international tobacco business, the sales volume of our high value GFB*2 products continued to grow well and we are seeing an improvement in the operating profit and loss situation for our food business.

We have gotten off to a good start with our medium-term management plan, "JT PLAN-V", just announced in August 2003.

*1 EBITDA: operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*2 GFB: Global Flagship Brands: *Camel, Winston, Mild Seven and Salem*

Outlook for FY ending March 2004

I would like to explain our consolidated performance outlook for the fiscal year ending March 31, 2004, compared to the initial forecast announced in May.

JT is now forecasting a 60.0 billion yen increase in net sales over the initial forecast due primarily to factors such as expected increase in sales of our GFB products in the international tobacco business.

While operating income is forecast to be 19.0 billion yen higher than in the initial forecast, net income for the year will be only 3 billion yen higher than our original forecast. This is because extraordinary losses associated with expenses to strengthen the business structure and other measures taken to put the business in order, as a result of efforts to achieve JT PLAN-V, will increase. If net income for the period were recalculated without the impact of the lump disposal of the mutual pension benefit liability, there would be an increase in income compared to the previous fiscal year.

Dividends

JT's basic dividend policy is to "increase dividends gradually based on the status of achievement of the management objectives outlined in JT PLAN-V and the prospects for medium and long-term profits."

Our FY2003 net profit or loss is forecast to be about the same as projected in the initial fiscal year forecast. Therefore our first half year dividend will be 5,000 yen, just as projected in the initial forecast. Further, JT's annual dividend per share for the year ending March 31, 2004, which includes the mid-term dividend, will be 10,000 yen as set out in the initial forecast.

To a truly excellent company

JT has formulated a new corporate strategy called the "JT Branding Declaration." As part of the JT branding strategy, in each business segment and all corporate activities, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. We hope that this strategy will

enable JT to become a truly excellent company.
While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

Table 1
Consolidated Semi-Annual Financial Results for FY ending March 2004 Compared to the Previous Semi-Annual Period

(unit: JPY billions)

	1st Half ended Sept. 30, 2002	1st Half ended Sept.30, 2003	Increase or decrease
Net sales	2,296.1	2,317.6	21.4
EBITDA	187.9	197.7	9.7
Operating income	114.3	128.8	14.4
Recurring profit	104.3	118.8	14.5
Net income (loss)	52.0	*(49.2)	(101.2)

(*note) Net income for the 1st half of 2003 was negative, because JPY185.0 billion was charged as a one-time extraordinary loss relating to retirement benefits for an old pension plan.

Table 2
Outlook for FY ending March 2004 Compared to Initial Forecast*
Revised upwards from initial forecast

- Net sales: revised upward
- EBITDA, operating income and recurring profit: revised upward → expected to reach record high
- Net income: remain at almost the same level

(unit: JPY billions)

	Initial forecast	Mid-term forecast	Increase or decrease
Net sales	4,580.0	4,640.0	60.0
EBITDA	327.0	347.0	20.0
Operating income	185.0	204.0	19.0
Recurring profit	174.0	187.0	13.0
Net income (loss)	(20.0)	(17.0)	3.0
Free cash flow	192.0	199.0	7.0

(*note) Initial forecast: as of May 2003

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.
Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases

and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

2. President's interview

---About measures set in JT Plan-V---

In this August, JT formulated JT PLAN-V, from April 2003 to March 2006, to further strengthen JT by focusing on profit growth. JT aims to increase its share in the growing segments, especially in the 1-milligram tar, menthol and premium products.

JT aggressively launched new products and implemented pricing strategy. As a result, JT is increasing its share in each market. The sales area of "Lucia Citrus Fresh Menthol," with JT's proprietary features of reduced tobacco odor and reduced sidestream smoke, was expanded to the entire Tokyo metropolitan area from August 2002 onwards with nationwide launch of this product set for November 2003. Also, the limited sale of JT's forthcoming reduced odor product, "Mild Seven Prime Super Lights Box," is planned for launch in Tokyo from this November. As part of our cost structure reform, JT has decided to implement a gradual consolidation of its domestic tobacco leaf procurement offices and stations, starting from July 2004 until April 2006. Additionally, JT is implementing measures to further improve its cost competitiveness. In July 2002, JT decided to close eight cigarette factories by the end of March 2005. Of these, we already stopped manufacturing operations in our Sendai, Nagoya and Hashimoto factories at the end of March 2003. Moreover, JT announced this September to additionally stop manufacturing operations in six more factories by the end of March 2005 as well as consolidate six sales offices by the end of June 2005.

In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following last year's global renewal of "Camel," JT launched a similar renewal of "Salem," which commenced in Asia from this July and set for expansion in other areas accordingly.

In foods business, JT aims to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability and it aims to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value.

In pharmaceutical business, JT strives to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs.

As a part of company- wide measures, the retirement benefit system became subject to a detailed overhaul.

Also, at this year's annual shareholders' meeting in June, 2003, a stock repurchase plan was approved up to 100,000 shares and JPY 75.0 billion. Based on the above, JT repurchased a total of 45,800 shares of common stock this October. Whether the repurchase is actually implemented or not will be decided in a timely and appropriate manner in light of company needs and market conditions.

---About domestic tobacco sales through the tobacco excise tax hike---

Total demand in the Japanese market continued to trend downward due to domestic social factors, including continued aging of the population, reinforcement of smoking regulations and consumers' growing concern about the impact of smoking on health, as well as the prolonged stagnation of the Japanese economy. Amid such conditions, the tobacco excise tax hike took place in July 2003, making the business climate for the domestic tobacco market more severe.

The sales volume from July to September amounted to 47.0 billion cigarettes, down 12.6 billion cigarettes (21.1%) from the same period in the previous fiscal year as a result of anticipatory demand prior to the revision of tobacco prices. As for the sales volume from April to September amounted to 112.6 billion cigarettes, though, down 5.3 billion cigarettes (4.6%) from the same period in the previous fiscal year, which was within the expectation.

For the sales volume of this fiscal year, JT expects 217.0 billion cigarettes, down 12.0 billion cigarettes, as predicted at the beginning of this fiscal year.

3. Briefing on business results

<u>Tobacco</u>

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in the growing segments, especially in the menthol and premium products, expanded the sales scope for new products with initially limited sales areas as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, "Hope Menthol" began limited sales in Aichi prefecture in May 2003, while "Cabin Mild Menthol" in Miyagi prefecture and JT's premium "Alphabet H/R/C" in Fukuoka prefecture began limited sales respectively in August 2003. "Icene Super Cooling Menthol" was launched nationwide from this May onwards. The sales area of "Lucia Citrus Fresh Menthol," with JT's proprietary features of reduced tobacco odor and reduced sidestream smoke, was expanded to the entire Tokyo metropolitan area from this August onwards with nationwide launch of this product set for November 2003. Also, the limited sale of JT's forthcoming reduced odor product, "Mild Seven Prime Super Lights Box," is planned for launch in Tokyo from this November.

As part of our cost structure reform, JT has decided to implement a gradual consolidation of its domestic tobacco leaf procurement offices and stations, starting from July 2004 until April 2006. Additionally, JT is implementing measures to further improve its cost competitiveness. In July 2002, JT decided to close eight cigarette factories by the end of March 2005. Of these, we already stopped manufacturing operations in our Sendai, Nagoya and Hashimoto factories at the end of March 2003. Moreover, JT announced this September to additionally stop manufacturing operations in six more factories by the end of March 2005 as well as consolidate six sales offices by the end of June 2005.

The domestic cigarette sales volume during the semi-annual period fell by 5.3 billion to 112.6 billion cigarettes(*), down 4.6% from the previous semi-annual term. Our domestic shares declined by 0.5% to 72.9%. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike this July, alongside the current slump in demand. Net sales, excluding excise taxes, per thousand cigarettes increased by JPY 27 to JPY 3,881.

In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following last year's global renewal of "Camel," JT launched a similar renewal of "Salem," which commenced in Asia from this July and set for expansion in other areas accordingly.

As a result, the international cigarette sales volume fell by 6.3 billion to 96.8 billion cigarettes(*), down 6.1% from the previous semi-annual period. With increased sales of one of our GFBs named "Winston", mainly in Russia, the overall sales volume of our premium GFBs increased by 1.5 billion to 56.5 billion cigarettes, up 2.7% from the previous semi-annual period.

Consequently, net sales totaled JPY 2,115.1 billion, down 0.2% from the previous semi-annual period. Net sales of international tobacco rose due to the increased sales volume of GFBs, but this rise in net sales could not compensate for the decline of sales in domestic tobacco due to decreased sales volume. Operating income grew to JPY 128.7 billion, up 1.8% from the previous semi-annual period, owing to reduced costs in domestic tobacco operations and other factors.

For international markets, results for this semi-annual period indicate those of the six months, from January to June, 2003.

Cigarette production volume amounted to 195.0 billion cigarettes, down 7.6% from the previous

semi-annual period.

(*): Sales for this semi-annual period from domestic duty-free shops and the Chinese, Hong Kong and Macao markets, which are under the JT's China Division, add up to 2.9 billion cigarettes but figures are not included.

Pharmaceuticals

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with independent overseas corporations. At present, we have five drugs in the clinical development pipeline. In September 2003, we terminated development of an anti-inflammatory drug, which had completed the second phase of clinical testing in Japan. In January 2002, JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing of this drug, however, with the termination of its clinical development, we accordingly agreed to terminate the agreement. Moreover, in July 2003, JT reached a licensing agreement to acquire exclusive Japanese trading rights for anti-HIV drugs with the U.S.-based Gilead Sciences, and is now preparing to file import applications for two of these drugs.

Royalty revenue from our "Viracept" anti-HIV drug, which we developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere, declined due to increased competition.. Torii Pharmaceutical's sales decreased due to decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.

Net sales totaled JPY 26.7 billion, down 4.3% from the previous semi-annual period, due to reduced royalty revenue for our anti-HIV drug and a decline in sales at Torii Pharmaceutical. The operating loss shrank 14.5% to JPY 6.0 billion, due to decreased R&D expenditure.

Foods

The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.

We expanded our processed foods business by adding new products to the "Dai-ninki!" line of frozen foods. Also, we made efforts to reduce overall business expenses and thus strengthen profitability.

Beverage sales were favorable, thanks to the steady expansion of vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary. We enriched and reinforced the "Roots" product series and implemented a renewal of the entire lineup this September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" and resembles the mildly acidic flavor of regular coffee. In addition, we actively launched new products in the sugarless tea market, representing Japan's largest tea market, including the sale of "Aka-Oolong," which uses only highly fermented oolong tea leaves.

Net sales totaled JPY 124.1 billion, up 8.3% from the previous semi-annual period, due to expanded business with processed foods, expansion of our vending machine sales network for the beverages business, and expanded scope of consolidation, etc. Operating loss decreased by JPY 4.8 billion to JPY 1.4 billion, down 76.6% from the previous semi-annual period; this reduction is the result of increased sales, enhanced profitability and a decreased amount of goodwill amortization.

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, 2003 to strengthen sales and raise operational efficiency. JT Foods Co., Ltd. is the surviving company.

Other businesses

We operated other business in an aggressive and efficient manner.

Net sales in other businesses totaled JPY 51.5 billion, and operating income was JPY 7.2 billion,

up 53.5% and 1,513.6% from the previous semi-annual period, respectively.
We terminated our agribusiness operations from the end of June this year.

4. Consolidated Financial Statements

Semi-annual consolidated balance sheet

	September 30, 2003 (Unaudited)	Increase (decrease)	(*1)
	(Millions of yen)		
ASSETS:			
CURRENT ASSETS	1,440,596	94,231	
FIXED ASSETS:	1,654,272	42,990	
PROPERTY, PLANT AND EQUIPMENT	733,010	(303)	
Buildings and structures	316,209	4,841	
Machinery, equipment and vehicles	143,027	(5,930)	
Land	180,754	3,080	
Other	93,017	(2,295)	
INTANGIBLE ASSETS	687,898	(24,231)	
Goodwill	378,083	(3,518)	(*2)
Trademarks	272,253	(16,260)	(*3)
Other	37,561	(4,452)	
INVESTMENTS AND OTHER ASSETS	233,363	67,524	
DEFERRED ASSETS	86	67	
TOTAL ASSETS	**3,094,954**	**137,289**	

	September 30, 2003 (Unaudited)	Increase (decrease)	(*1)
	(Millions of yen)		
LIABILITIES :			
CURRENT LIABILITIES	718,969	124,227	
NON-CURRENT LIABILITIES	752,613	63,416	
TOTAL LIABILITIES	**1,471,582**	**187,644**	(*4)
MINORITY INTEREST			
MINORITY INTEREST	55,909	4,838	
SHAREHOLDERS' EQUITY			
COMMON STOCK	100,000	-	
CAPITAL SURPLUS	736,400	-	
RETAINED EARNINGS	732,150	(57,761)	(*5)

NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES	7,561	4,929
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(8,650)	(2,360)
TOTAL SHAREHOLDERS' EQUITY	1,567,461	(55,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,094,954	137,289

(Note)
-Amounts less than one million yen are rounded down.

(*1) These amounts represent increases (decreases) from March 31, 2003.
(*2) Goodwill represents the excess of the cost of an acquired entity over the net of fair values of assets and liabilities. This balance resulted from acquisitions of the non-U.S. tobacco operations of RJR Nabisco Inc. (currently JT International), Torii Pharmaceutical Co., Ltd., and Unimat Corporation (currently Japan Beverage Inc.).
(*3) Trademarks mainly consist of Global Flagship Brands, namely, Camel, Winston and Salem, which were purchased at the time of the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. (currently JT International).
(*4) Liabilities increased mainly due to the recognition of a liability for Mutual Assistance Association Cost as a part of the Company's liabilities for retirement benefits. Mutual Assistance Association Cost is the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. Prior to March 31, 2003, annuity-basis contributions had been recorded as expenses when paid. Effective from the beginning of this semi-annual period, the Company recognized this liability as a part of the Company's liabilities for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003, in order to improve the Company's financial strength.
(*5) Retained earnings decreased due mainly to net loss recorded in this semi-annual period.

Semi-annual consolidated statement of operations

	Six months ended September 30, 2003	Increase (decrease)	(*6)
	(Unaudited)		
		(Millions of yen)	
NET SALES	2,317,610	21,455	(*7)
COST OF SALES	1,843,824	23,818	
GROSS PROFIT	473,785	(2,363)	
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	344,932	(16,825)	
OPERATING INCOME	128,853	14,462	(*8)
NON-OPERATING INCOME:	4,555	662	
NON -OPERATING EXPENSES:	14,524	614	
RECURRING PROFIT	118,884	14,510	
EXTRAORDINARY PROFIT:	8,478	1,749	
EXTRAORDINARY LOSS:	207,294	193,786	(*9)
LOSS BEFORE INCOME TAXES BENEFIT AND MINORITY INTERESTS	(79,932)	(177,525)	
INCOME TAXES BENEFIT	(33,925)	(76,969)	
MINORITY INTERESTS	3,221	729	
NET LOSS	(49,228)	(101,285)	(*10)

(Note)
-Amounts less than one million yen are rounded down.

(*6) These amounts represent increases (decreases) with compared to the previous semi-annual period ended September 30, 2002.
(*7) Net sales increased with compared to the previous semi-annual period due to the increased sales of international tobacco business, foods business and other business, which fully offset decrease in sales of domestic tobacco business and pharmaceuticals business.
(*8) Operating income improved with compared to the previous semi-annual period, due mainly to cost reduction effects in domestic tobacco and other business operations。
(*9) Extraordinary loss significantly increased due to one time recognition of mutual assistance association cost of ¥185,095 million to improve the Company's financial strength.
(*10) Net income would increase as compared with the previous semi-annual period ended September 30, 2002 if the one time recognition of mutual assistance association cost was not included.

Semi-annual consolidated statement of cash flows

(Millions of yen)

	Six months ended September 30, 2003	*Increase (decrease)* (*11)
	(Unaudited)	
NET CASH PROVIDED BY OPERATING ACTIVITIES	177,145	30,373
NET CASH USED IN INVESTING ACTIVITIES	(49,040)	(12,642)
NET CASH USED IN FINANCING ACTIVITIES	(52,807)	10,099
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,083	5,735
NET INCREASE IN CASH AND CASH EQUIVALENTS	76,381	33,566
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	602,644	68,140
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	6,860	6,621
CASH AND CASH EQUIVALENTS, END OF PERIOD	685,886	108,328

(Note)
-Amounts less than one million yen are rounded down.

(*11) These amounts represent increases (decreases) with compared to the previous semi-annual period ended September 30, 2002.

Financial Statements

Semi-annual balance sheets

	March 31, 2003 (Unaudited)	September 30, 2003 (Unaudited)
	(millions of yen)	
ASSETS:		
CURRENT ASSETS	898,537	940,822
Cash and deposits	69,383	60,653
Trade notes receivable	525	550
Accounts receivable	53,408	54,700
Marketable securities	18,567	18,018
Semi-finished products	175,351	149,543
Raw materials	107,370	94,097
Other inventories	55,398	42,170
Cash management system deposits	349,394	438,663
Other current assets	70,469	82,691
Allowance for doubtful accounts	(1,331)	(269)
FIXED ASSETS:	1,611,087	1,645,826
PROPERTY, PLANT AND EQUIPMENT	518,170	498,499
Buildings	243,197	242,743
Machinery and equipment	77,923	68,530
Land	154,798	154,692
Other	42,251	32,533
INTANGIBLE ASSETS	214,339	195,241
Trademarks	179,463	164,896
Other	34,876	30,345
INVESTMENTS AND OTHER ASSETS	**878,576**	**952,084**
Investment in affiliated companies	762,365	763,491
Other	126,787	198,663
Allowances for doubtful accounts	(4,057)	(4,154)
Allowances for loss on investments	(6,518)	(5,916)
TOTAL ASSETS	**2,509,624**	**2,586,648**

	March 31, 2003 (Unaudited)	September 30, 2003 (Unaudited)
	(millions of yen)	
LIABILITIES :		
CURRENT LIABILITIES	326,512	426,218
Trade accounts payable	16,883	21,778
Current portion of long-term borrowings	46,324	17,424
Current portion of bonds	-	122,000
National tobacco excise taxes	49,122	56,100
National tobacco special excise taxes	14,830	14,676
Local tobacco excise taxes payable	62,866	69,636
Income taxes payable	24,754	25,502
Accrued employees' bonuses	11,865	14,842
Other current liabilities	99,865	84,256
NON-CURRENT LIABILITIES	549,926	601,305
Bonds	272,000	150,000
Long-term borrowings	63,219	54,507
Liabilities for retirement benefits	175,772	358,766
Liabilities for retirement benefits for directors and corporate auditors	313	291
Other	38,620	37,740
TOTAL LIABILITIES	**876,438**	**1,027,523**
SHAREHOLDERS' EQUITY		
COMMON STOCK	100,000	100,000
CAPITAL SURPLUS	736,400	736,400
Additional paid-in capital	736,400	736,400
RETAINED EARNINGS	**795,785**	**717,146**
Legal reserve	18,776	18,776
Voluntary reserve	711,705	642,887
Unappropriated retained earnings	65,303	55,482
NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES	**1,000**	**5,578**
TOTAL SHAREHOLDERS' EQUITY	**1,633,185**	**1,559,124**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,509,624**	**2,586,648**

(Note) Amounts less than one million yen are rounded down.

Semi-annual statements of operations

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase (decrease)	Year ended March 31, 2003
				(Millions of yen)
	(Unaudited)	(Unaudited)		
NET SALES	1,359,922	1,367,469	7,546	2,641,892
COST OF SALES	1,077,404	1,076,005	(1,399)	2,098,798
GROSS PROFIT	282,518	291,464	8,945	543,093
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	209,947	200,717	(9,230)	420,242
OPERATING INCOME	72,570	90,747	18,176	122,850
NON-OPERATING INCOME:	12,697	4,473	(8,223)	17,085
Interest income	114	161	47	270
Interest income on securities	166	69	(97)	267
Dividend income	9,688	1,482	(8,205)	10,227
Other	2,727	2,760	32	6,319
NON-OPERATING EXPENSES:	11,196	11,359	163	18,542
Interest expense	1,213	781	(432)	2,214
Interest expenses on bonds	2,434	2,434	-	4,856
Other	7,547	8,143	595	11,472
RECURRING PROFIT	74,071	83,860	9,788	121,393
EXTRAORDINARY PROFIT:	6,259	8,382	2,122	16,477
EXTRAORDINARY LOSS:	12,170	205,631	193,461	39,863
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)	68,160	(113,389)	(181,549)	98,007
INCOME TAXES (BENEFIT)	27,262	(46,868)	(74,130)	37,884
INCOME TAX – DEFERRED	-	-	-	2,894
NET INCOME (LOSS)	40,897	(66,520)	(107,418)	57,228
UNAPPROPRIATED RETAINED EARNINGS CARRIED OVER FROM THE PREVIOUS PERIOD	16,075	20,003	3,927	16,075
REVERSAL OF RESERVE FOR MUTUAL ASSISTANCE ASSOCIATION COST	-	102,000	102,000	-
INTERIM DIVIDENDS	-	-	-	8,000
UNAPPROPRIATED RETAINED EARNINGS	56,973	55,482	(1,491)	65,303

(Note) Amounts less than one million yen are rounded down.

Business Report for the third quarter for the year ended March 31, 2004

Message from Management

Toward Further Progress

The year 2004 is the year of the monkey. In Chinese characters, the year of the monkey is written as a bud sprouting from the chaff, which also means growth and progress. The year 2004 is said to be the year for taking innovative steps. For Japan Tobacco, the year 2004 is the year to advance JT PLAN-V, a mid-term management plan announced in 2003.

Domestic Tobacco Business

Japan Tobacco regards the pursuit of sales growth in the domestic tobacco business as its most important task. We are implementing various strategies in order to establish new technologies and recognize our customers' wishes. One such new product is reduced odor tobacco, which was created in recognition of customers' desire for reduced odor products. An additional measure to meet customers' wishes and encourage domestic sales growth was the release of six new cigarette brands all at once in January, which were marketed in test regions in Japan.

These efforts are part of a full-scale commitment to the implementation of our "Listen to our customer directly and as fast as possible" policy since 2003. JT has been investing much time in evaluating each new product before its full launch. We have begun to conduct this evaluation processfollowing the pre-marketing phase in some regions, thus reducing the time needed to develop new product, and making it possible to introduce new products more flexibly and aggressively.

JT is also continuing its cost reduction efforts, including a shift to a production system consisting of ten domestic plants and the merger of tobacco distribution subsidiaries, among others.

International Tobacco Business

Japan Tobacco's international tobacco business division plays an important role in incresing profit growth of the entire company. JT International, despite confronting such factors as stronger regulations in the EU countries, increased tax in these countries, and a severe situation in the Middle East, continues to pursue growth in our most important markets, including Europe, Russia and Taiwan, among others, and the growth of our four global flagship brands (GFB), Camel, Winston, Mild Seven and Salem. In addition, JT and JT International continue to further integrate material procurement, product development and manufacturing processes, to the advantage of the entire group, and with our firm goal of becoming a leading global company.

Pharmaceuticals Business

Japan Tobacco faces a very severe business environment with its pharmaceuticals operation. However, JT will not be discouraged, and will aggressively pursue progress with the items that are currently in a stage of clinical development, and continue to make efforts to push pre-clinical products to the clinical development stage. In addition, we will continue to take advantage of the partnership with Gilead of the United States, through Torii Pharmaceutical, in the area of anti-HIV drugs, and will pursue aggressive measures towards stronger marketing capabilities.

Foods Business

The year 2004 will be an important year to build the foundation for Japan Tobacco's Foods Business as a basis for growth in the years ahead. In JT PLAN-V, our mid term management plan, JT

announced a policy that emphasizes profit. However, this does not mean that we are reducing business stability to achieve. JT intends to build an efficient business operations system in each of its divisions, and firmly establish its competitive strength with products that it believes will become core products in the future, expanding the scale of our businesses while generating additional profits and strengthening its product development capabilities.

Japan Tobacco is committed to becoming a "Branded Company" in which every business unit provides a value only JT can offer. JT will continue to fully respect all relevant laws and regulations, and endeavor to be a company that remains more competitive than its rivals, and a global leader in its business.

Beginning in fiscal year 2004, JT will deliver JT group products to our shareholders twice a year, as part of its special shareholders program. Thank you for your support. We look forward to your continued support again this year.

February 2004
Masahiko Honda
Representative Director and President

October-December Period, 2003
Business Results

Forecasts of Business Results for the Term Ending March 2004

JT is revising estimated consolidated and non-consolidated financial results for the fiscal year that ending March 31, 2004, which was published on October 30, 2003, as follows:

With regard to consolidated estimates, JT is leaving its estimates for net sales unchanged, due to the company's domestic tobacco sales volume is within our estimates. With respect to recurring profits, JT estimates an increase of JPY 10 billion reflecting the development of cost reductions in its domestic tobacco business. That said, on account of the increase of employees accepting the early retirement program, which has been implemented as described in JT's medium term management plan, "JT Plan-V", during the current fiscal year ending March 31, 2004, JT expects a one-time extraordinary loss of JPY 10 billion. As a result, net income estimates remain unchanged.

Non-consolidated forecasts have been revised for the same reasons.

➢ Revised fiscal year consolidated forecast for the year ending March 31, 2004

	Revised consolidated results	Revised non-consolidated results
Net sales (billions of JPY)	4,640.0	2,680.0
Recurring profits (billions of JPY)	197.0	142.0
Net income (billions of JPY)	-17.0	- 41.0
Estimated net income per chare (JPY)	-8,598.45	- 20,737.44

Masakazu Kakei
Representative Director and Vice President
Director of Tobacco Business Division

Tobacco Business

- How was the domestic tobacco business performance?

Domestic demand for tobacco continued to decline due to structural factors such as the Japanese population aging further, stronger awareness for smoking and health, and also changes in tobacco prices after the tobacco tax hike effective July 1.

As a result, JT's domestic sales volume in the October-December period decreased by 6.1% year on year, to 56.4 billion cigarettes. During the April-December period, the year-on-year decrease in sales volume was 5.1%, and the sales volume was 169.1 billion cigarettes. These results were within JT's forecast range.

Domestic tobacco performance data
Quarterly sales volume



(100million)
700
600
500
400
300
200
100
0
564
April-June
July-September
October-December
January-March
2001
2002
2003

Quarterly market share



(%)
80
78
76
74
72
70
72.7
2001 4-6
'7-9
'10-12
2002 1-3
'4-6
'7-9
'10-12
2003 1-3
'4-6
'7-9
'10-12

- Could you describe the sales trends in the growth segments?

JT is aggressively introducing new products and taking measures to ensure their success in the marketplace. The market share of JT products in the growth segment (menthol, 1 mg tar, priced over 300 yen) is increasing.

JT growth segment share
*1 includes 1 mg tar and menthol
*2 includes menthol



12
10
8
6
4
11.2
7.6
7.3
Over 300 yen(※1)
Menthol
1mg(※2)
02 4-6
7-9
10-12
03 1-3
4-6
7-9
10-12

- How is the performance of the reduced odor cigarettes?

Mild Seven Prime Super Light Box, which has been in the market since November 2003 in the Tokyo area only, and Lucia Citras Fresh Menthol, which has been launched nationwide, are both performing favorably. I believe a good start has been made for the creation of a new market in reduced odor tobacco.

- How will JT respond to revisions to the Guideline of Ministry of Finance Regarding Advertisements of Commercially Produced Tobacco?

On January 30, the Advisory Committee of the Ministry of Finance for Tobacco Business approved the revision of the Guideline of the Ministry of Finance Regarding the Advertising of Commercially Produced Tobacco, and the revision was publicly announced.

With this development, The Tobacco Institute of Japan (TIOJ) voluntarily revised its own standards for future advertising, taking into account the need to prevent minors from smoking, and showing increased concern for the relationship between tobacco consumption and smokers' health. Advertising by tobacco brands on outdoor billboards and inside public transport vehicles will be discontinued, advertisements in newspapers will be more tightly controlled, and we will implement further measures as necessary.

JT has also voluntarily discontinued advertising on radio and TV in response to this Guideline. This Guideline revision is expected to have an adverse effect to the Company.

JT, as a responsible corporate citizen carrying out social responsibilities, including with respect to the issue of preventing minors from smoking, will observe the intent of the Guideline Regarding the Advertising of Commercially Produced Tobacco, will strictly adhere to TIOJ voluntary restriction standards, and will implement appropriate advertising and marketing activities. Concurrently, JT will increase its efforts to prevent minors from smoking and to improve the etiquette of smokers.

International Tobacco Business Data
Total Sales Volume



(100billion)
600
500
400
300
200
100
0
498
January-march
April-June
July-September
October-December
2001 2002 2003

GFB Sales Volume


350
300
250
200
150
100
50
0
294
January-March
April-June
July-September
October-December
2001 2002 2003

Pre-tax Sales


1000
500
0
(million dollar)
888
January-March
April-June
July-September
October-December
2001 2002 2003

Pre-tax Sales per 1,000 Cigarettes


20
15
10
5
0
(dollar)
17.8
January-March
April-June
July-September
October-December
2001 2002 2003

- International Tobacco Business – sales outlook for the fiscal year ending December, 2004

The outlook for the international tobacco business for the year ending December 2004, excluding the "China Division" is shown below. EBITDA growth is expected to be in line with, or better than that of achieved for the full 2003 fiscal year.

Targets after consolidation adjustment for 2004, excluding the "China Division"

	2003 Preliminary Results	2004 Targets	Difference
Total sales volume (bil. of cigarettes)	198.8	210.0	11.2
GFB sales volume (bil. of cigarettes)	117.5	125.0	7.5
Net sales, including excise tax (millions of US$)	6,358	6,890	532

Japan Tobacco Inc. Clinical development (as of February 9, 2004)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTV-803 (inj)	Phase2(JPN) Phase1(Overseas)	Anticoagulant	Factor Xa inhibitor	Selectively inhibits Factor Xa to show anti-thrombus activity	Developed by JT Developed by JT	
JTT-705 (oral)	Phase2(Overseas) Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT Developed by JT	
JTK-003 (oral)	Phase2(JPN) Phase1(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA-polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
Tenofovir disoproxil fumarate (oral)	NDA filed (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleotide reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (August 2003).
Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (August 2003).

Changes from the previous announcement (as of October 30, 2003): Tenofovir disoproxil fumarate, which had been prepared for NDA submission, was filed for NDA (JPN).

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

June 4, 2003

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Convocation of
the 18th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 18th ordinary general meeting of shareholders to be held as set forth below.

If you cannot attend the meeting, please see the Reference Document hereinafter described and exercise the voting rights in the either manner of the following:.

1) Exercise of voting rights by mail
Please indicate whether you are for or against each of the items on the Voting Rights Exercise Sheet enclosed herewith. You are then requested to return it with your seal affixed.

2) Exercise of voting rights via Internet
Please access to the web site (https://www.mtb-daiko.jp) for the exercise of voting rights and indicate whether you are for or against each of the items, using the enclosed "Log-in ID" and "Temporary Password" described in the Voting Rights Sheet enclosed herewith. You are requested to refer to "Direction for the Voting Rights via Internet" enclosed herewith.

Yours sincerely,

Katsuhiko Honda
President and Representative Director

Particulars

1. Date and time of meeting:
   Wednesday, June 25, 2003, at 10:00 a.m.

2. Place of meeting:
   Tokyo Prince Hotel
   3-1, Shibakoen 3-chome,
   Minato-ku, Tokyo

3. Matters to be dealt with at the meeting:

Matters for reporting:

Report on the Business Report, the Balance Sheet and the Statement of Income for the 18th Business Term (April 1, 2002 to March 31, 2003).

Matters for resolution:

First Item:	Approval of the Proposed Appropriation of Retained Earnings of the 18th Business Term
Second Item:	Partial Amendment to the Articles of Incorporation
Third Item:	Repurchase of Shares
Forth Item:	Election of One Director
Fifth Item:	Election of Four Auditors
Sixth Item:	Granting of Retirement Benefits to Retiring Director and Auditors

Attachments:

Business Report from April 1, 2002 to March 31, 2003)

*Reference to "we", "us", "our", "the Company" or "JT" are to Japan Tobacco Inc.

I. Summary of business

1. Business progress and result

(1) Business condition

The Japanese economy remained stagnant, although there were signs of some improvement. Under this circumstance, competition is getting severe accompanied by the reduction of total demand in the domestic tobacco business. We attempt to fulfill and empower our marketing strength, implemented aggressive and efficient marketing activities and performed various programs to strengthen cost competitiveness. In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activitiesand continued to enhance our business structure and operations to improve our profitability. Regarding pharmaceuticals business, we aim to concentrate resources on prescription drugs, promote our own R&D as well as joint R&D with outside organizations, including overseas.

In foods business operations, we plan to position beverages and processed foods as the two pillars of the business sector. We will seek to develop and introduce new products into the market aggressively, and further strengthen alliances with group companies to reinforce our business foundation.

As a result, net sales decreased 3.7%, to JPY 2,641.8 billion and recurring profit increased 0.0%, to JPY 121.3 billion. Net income for the term increased 11.9% to JPY 57.2 billion.

Results by business segments are as follows:

Tobacco Business

In the domestic market, we worked to strengthen our main brands, and also to develop and introduce new products to meet the diversifying preferences of our customers. We also implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. Regarding our major brand Mild Seven, we launched "Mild Seven One" in March 2003. Also, in response to diversifying preferences for taste, we launched "Icene Super Cooling Menthol" in the limited area in August 2002. Also, we began selling "Lucia Citrus Fresh Menthol," featuring reduced smell and sidestream smoke, in the limited area in February 2003.

Moreover, we decided to close eight tobacco manufacturing factories by the end of fiscal year ending March 2005. Of these, we have already stopped manufacturing operations in our Sendai, Nagoya and Hashimoto factories to strengthen cost competitiveness.

Domestic cigarette sales volume declined by 8.1 billion cigarettes to 230.3 billion cigarettes, down 3.4% from the previous fiscal year due to domestic social factors, including continued aging of the population and consumers' growing concern about the impact of smoking on health, as well as the prolonged stagnation of the Japanese economy.

Sales volume of cigarettes for export maintained the same level of 20.2 billon.

In total, sales volume for domestic and export sales volume decreased 8.0 billion, to 250.6 billion. Net sales decreased 3.4%, to JPY 2,532.9 billion.

Net sales of tobacco business, adding those of pipe, cigars and shredded tobacco to the above, totaled 2,533.7 billon, decreasing 3.4% from the previous fiscal year.

Pharmaceuticals Business

In the pharmaceuticals business, JT focused on strengthening its own R&D capabilities in the field of prescription drugs, and also conducted R&D jointly with other corporations overseas.

Development activities during the fiscal year included transition to the clinical development phase for two drugs, a cure for hepatitis C and hyperlipidemia. At present, we have nine drugs in the clinical development pipeline.
In October 2002, we terminated development of a drug to cure diabetes, which had completed the second phase of clinical testing in Japan. The development and marketing rights for this drug have been licensed overseas, except in South Korea, since June 1998. However, it has been decided to terminate clinical development at Pharmacia Corporation, a licensed contractor in the United States. Sales for pharmaceutical business decreased 33.4% to JPY 1.9 billion, resulting from the change of the sales system for some products.

Foods Business

Our foods business was aggressively expanded by developing and introducing new products, as well as acquiring new and strengthening existing sales channels.
In our beverages business, we enriched the lineup of our "Roots" canned coffee, and launched "SENOBY," a calcium-enriched health drink with MBP (milk basic protein). Sales of these products were favorable. Also, we actively launched products in the sugarless teas market, the largest domestic segment for soft beverages. Specifically, we started selling "Shibucha," a green-tea beverage that uses 100% domestic tea leaves, and "Aka Oolong," which uses only highly fermented oolong tea leaves. Both products do not contain any added fragrances or flavors. Also, we steadily expanded vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary.
We expanded our processed food business by adding new products to the "Dai-ninki!" line of frozen food. To further expand our bakery operations by utilizing our own R&D know-how, we acquired 100% of the shares of Saint-Germain Co., Ltd., the former bakery and retail subsidiary of Tokyu Department Store Co., Ltd., in May 2002.
As a result, net sales decreased 2.9%, to JPY 87.3 billion.

Other Business

We operated other business in a aggressive and efficient manner. In October 2002, we decided to discontinue agribusiness operations effective from June 30, 2003.
Net sales in other businesses decreased 36.3%, to JPY 18.7 billion.

(2) Investment conditions

Capital expenditure for the term recorded JPY 61.1 billion, which was enforced from the point of view of prompt correspondence to the market, preparedness of manufacture system including factory, strengthening of cost competitiveness and promotion of the business in the diversification area. Capital expenditure was mainly accompanied by rationalization of product manufacturing process, reinforcement of supply capacity to meet the diversification of products, investment for development of real estate and so on.

(3) Financing conditions

Nothing to note.

2. Transitions of operating results and assets

Millions of yen

Business term	15th from April 1999 to March 2000	16th from April 2000 to March 2001	17th from April 2001 to March 2002	18th from April 2002 to March 2003
Net sales (millions of yen)	2,865,140	2,796,355	2,744,632	2,641,892
Recurring profit (millions of yen)	134,838	105,203	121,339	121,393
Net income (millions of yen)	70,420	59,471	51,146	57,228
Net income per share (yen)	35,210	29,735	25,573	28,555
Total assets (millions of yen)	2,581,098	2,719,505	2,546,846	2,509,624
Net assets (millions of yen)	1,513,811	1,557,391	1,589,425	1,633,185

3. Company goals

The Company formulated its mid-term management plan, "Plan 2004", for the three year period from April 2002 to March 2005, to further strengthen the Company, focusing on profit growth. The plan speeds up and enhances management measures previously introduced. It also identifies the three-year fiscal period as a time to lay a solid foundation for the next ten years.

While maintaining steady cash flow in its domestic tobacco business, JT is strengthening its international tobacco business as the driving force for profit growth within the JT Group. The Company is also establishing its pharmaceuticals and foods businesses as key sources of future cash flow.

in our domestic tobacco business, amid the reduction of the total demand, the tobacco excise tax is supposed to be raised starting in July 2003. We believe it is necessary to shift the increased burden of this tax to our products, which will make our business environment even more difficult. We will minimize the impact of this tax increase by raising our unit price and maintaining market share to secure net sales through enhancement of our existing brands and development of value-added products. Also, we will continue to improve profitability through corporate rationalization. Moreover, we will support smokers by developing a suitable smoking environment, such as providing comfortable smoking public spaces.

In our international tobacco business, we will accelerate the growth of sales volume by enhancing the growth of GFB, international major brand, accompanied by unit-price increases and continue to reduce costs.

Also, we will continue to take appropriate measures regarding tobacco-related regulations of the WHO, EU and various countries.

In our pharmaceuticals business, we are developing our R&D capabilities, introducing potential new products into the clinical development pipeline and hastening the process of product development. We are also partnering with Group companies including Torii Pharmaceutical Co., Ltd. to strengthen our pharmaceuticals business platform and create a self-sustaining operation.

In our foods business, we are developing products with increased added value and establishing new business models to expand business scale. We are also working to maintain stable income.

Beverages operations will be focused on developing new products and strengthening sales through the vending machine channel. We are concentrating our processed foods business on frozen foods, bakery products and seasonings.

We seek to more and more return to the shareholders, reform of our management system, strengthen our corporate governance and confront with global environmental problems actively.

In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. Whether the repurchase is actually implemented or not, as well as its scale, timing and method will be decided in a timely and appropriate manner in light of company needs and market conditions.

We aim to become the value-creating company acting in diversified categories and grow towards the aim of enhancing corporate value accompanied by the expectations of shareholders.

II. Outline of operation

1. Principal activities
   (1) Tobacco
   Manufacture and sales of cigarette, pipe, cigar and shredded tobacco of such main brands as Mild Seven, Caster, Seven Stars, Camel.
   (2) Pharmaceuticals
   Manufacture and sales of prescription drugs
   (3) Foods

Manufacture and sales of beverages and processed foods

(4) Other

Agricultural, engineering and real estate-related business

2. State of shares

Name	Number of shares	Ratio
Minister of Finance	1,334,663	66.74
State Street Bank and Trust Company	50,922	2.55
Japan Trust Services Bank, Ltd. (Trust Account)	40,070	2.00
Mizuho Bank, Ltd.	39,000	1.95
Government of Singapore Investment Corporation Pte Ltd.	32,013	1.60
The Master Trust Bank of Japan, Ltd.	28,027	1.40
JT Employee Shareholding Association	21,031	1.05
Boston Safe Deposit BSDT Treaty Clients Omnibus	12,697	0.63
The Mitsubishi Trust and Banking Corporation (Trust Account)	12,001	0.60
The Norinchukin Bank	12,000	0.60

Note:

1. JT owns 12,750 shares (0.14% of voting rights) of Mizuho Financial Group shares. Mizuhi Bank, Ltd. above is a wholly owned subsidiary of the Group.
2. JT owns 3,777 shares (0.06% of voting rights) of Mitsubishi Tokyo Financial Group. The Mitsubishi Trust and Banking Corporation is a wholly owned subsidiary of the Group.

3. State of consolidation

(1) Significant subsidiaries

Name of the company: JT International S.A.
Capital: 1,215,425,000 sfr
Share holding by JT: 100.0% (indirect ownership)
Description of business: Manufacture and sales of tobacco products

Name of the company: Tokyo Tobacco Service Co., Ltd.
Capital: 140 million yen
Share holding by JT: 73.8%
Description of business: Delivery of tobacco products to sales outlets and payment collection

Name of the company: Torii Pharmaceutical Co., Ltd.
Capital: 5,190 million yen
Share holding by JT: 53.5%
Description of business: Manufacture and sales of prescription drugs

Name of the company: Japan Beverage Inc.
Capital: 4,471 million yen
Share holding by JT: 67.3%
Description of business: Sales of soft drinks through vending machines

Name of the company: JT Real Estate Inc.
Capital: 450 million yen

Share holding by JT: 100.0%
Description of business: Real estate development, planning, design and execution of construction work

Name of the company: JT Financial Service Co., Ltd.
Capital: 160 million yen
Share holding by JT: 100.0%
Description of business: Leasing of various development finance within JT Group
*JT Soft Service Co. Ltd. (JTSS) spun off its software division on August 1, 2002, and set up a new company. JTSS transferred 80.1% of the stock of the new company to NTT DATA and changed its corporate name to JT Financial Service Co., Ltd.

(2) Results of consolidation
The number of our consolidated subsidiaries are 156, including the above 6 subsidiaries. Consolidated net sales of this term decreased 1.1%, to 4,492.2 billion yen, and consolidated net income increased 104.3%, to 75.3 billion yen.

4. Principal borrowings

Company name of creditor	Borrowing amount outstanding (millions of yen)	Number and percent of JT shares owned by creditors	
Dai-ichi Mutual Life Insurance Company	25,000	10,000	0.50
Nippon Life Insurance Company	25,000	10,000	0.50
Mizuho Bank, Ltd.	15,000	39,000	1.95
Sumitomo Life Insurance Company	10,000	2,100	0.11
The Norinchukin Bank	5,000	12,000	0.60
Mitsui Mutual Life Insurance, Co.	5,000	4,576	0.23
The Mitsubishi Trust and Banking Corporation	5,000	12,001	0.60
Meiji Life Insurance Company	5,000	1,000	0.05

5. Principal offices and factories
Headquarters: Tokyo
Branch: Hokkaido, Miyagi, Tokyo, Aichi, Osaka, Hiroshima, Kagawa, Fukuoka, and other 23 branches
Factories: Tochigi, Shizuoka, Kyoto, Fukuoka and other 26 factories
Laboratory: Kanagawa, Osaka, and other 2 laboratories

6. Employees

Segment	Number of employees	Increase (decrease) compared to the previous fiscal year end	Average age	Average service years
Male	11,874	(163)	43.3	21.8
Female	2,298	(127)	40.4	18.9
Total or Average	14,172	(290)	42.9	21.3

Note: Numbers above show those of employees at work in JT..

7. Members of the board and auditors

-Position-	-Name-
Chairman of the board and representative director	Tadashi Ogawa
President and chief executive officer and representative director	Katsuhiko Honda
Executive deputy president and representative director	Shunpei Nishikata
Executive deputy president and representative director	Masakazu Kakei
Executive deputy president and director	Minoru Umeno
Executive vice presidents and director	Kazuei Obata
Executive vice presidents and director	Tetsuji Kanamori
Executive vice presidents and director	Takashi Kato
Standing corporate auditor	Takashi Taniguchi
Standing corporate auditor	Yukihiro Noro
Corporate auditor	Masamichi Narita
Corporate auditor	Makoto Ebara

[Omitted business in charge and table footnote.]

III. Subsequent Event Footnote

Upon the resolution of the meeting of the Board of Directors held on May 7, 2003, the Company decided to change its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans in order to improve the Company's financial strength. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits entitled to beneficiaries for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognizes this liability as part of the Company's liability for retirement benefits considering the actuarially determined computation methods prescribed by the Revised Accounting Standards for Independent Administrative Institutions. This standard prescribes accounting for annuity obligations for government-sponsored pension plans and became effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

The aggregate impact of this accounting change is to fully recognize this liability and the Company will recognize a one-time extraordinary loss of approximately JPY 185 billion and to decrease net income by approximately JPY 102 billion, net of tax effects, for the year ending March 31, 2004. This change in accounting will have no effect on the Company's cash flows for the year then ending and thereafter.

BALANCE SHEET (As of March 31, 2003)

	(Millions of yen)
ASSETS:	
CURRENT ASSETS	898,537
Cash and deposits	69,383
Trade notes receivable	525
Accounts receivable	53,408
Marketable securities	18,567
Merchandise	2,394
Finished products	30,071
Semi-finished products	175,351
Raw materials	107,370
Work in process	14,158
Supplies	8,773
Advance payments	27,098
Cash management system deposits	349,394
Deferred tax assets	13,295
Other current assets	30,076
Allowance for doubtful accounts	(1,331)
FIXED ASSETS:	1,611,087
PROPERTY, PLANT AND EQUIPMENT	518,170
Buildings	243,197
Structures	12,351
Machinery and equipment	77,923
Vehicles	209
Tools	12,578
Land	154,798
Construction in progress	17,112
INTANGIBLE ASSETS	214,339
Patents	17,883
Trademarks	179,463

Other	16,992
INVESTMENTS AND OTHER ASSETS	**878,576**
Investment securities	56,864
Investment in subsidiaries	762,406
Long-term loans	14,284
Long-term prepaid expenses	10,236
Deferred tax assets	38,348
Other assets	7,012
Allowances for doubtful accounts	(4,057)
Allowances for loss on investments	(allo)
TOTAL ASSETS	**2,509,624**

LIABILITIES :	
CURRENT LIABILITIES	**326,512**
Trade accounts payable	16,883
Current portion of long-term borrowings	46,324
Other accounts payable	64,793
National tobacco excise taxes	49,122
National tobacco special excise taxes	14,830
Local tobacco excise taxes payable	62,866
Income taxes payable	24,754
Consumption taxes payable	23,780
Accrued employees' bonuses	11,865
Other current liabilities	11,291
NON-CURRENT LIABILITIES	**549,926**
Bonds	272,000
Long-term borrowings	63,219
Liabilities for retirement benefits	175,772
Liabilities for retirement benefits for directors and corporate auditors	313
Guarantee deposits	37,051
Other non-current liabilitites	1,568
TOTAL LIABILITIES	**876,438**
SHAREHOLDERS' EQUITY	
COMMON STOCK	**100,000**
CAPITAL SURPLUS	**736,400**
Additional paid-in capital	736,400
RETAINED EARNINGS	**795,785**
Legal reserve	18,776
Voluntary reserve	711,705
Reserve for accelerated depreciation	407
Reserve for advanced depreciation	43,678
Special reserve for advanced depreciation	10,119

General reserve	657,500
Unappropriated retained earnings	*65,303
*involving net income	57,228
NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES	1,000
TOTAL SHAREHOLDERS' EQUITY	1,633,185
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,509,624

STATEMENT OF INCOME (from April 2002 to March 31, 2003)

	(Millions of yen)
Net sales	2,641,892
Cost of sales	2,098,798
Selling, general and administrative expenses	420,242
Operating income	122,850
Non-operating income	17,085
Interest income	270
Interest income on securities	267
Dividend income	10,227
Rental income from subsidiaries and associated companies	2,561
Other	3,758
Non-operating expenses	18,542
Interest expenses	2,214
Interest expenses on bonds	4,856
Foreign exchange loss	2,698
Financial support for domestic leaf tobacco growers	713
Other	8,060
Recurring profit	121,393
Extraordinary profit	16,477
Gain on sale of property, plant and equipment	15,190
Other	1,287
Extraordinary Loss	39,863
Loss on sale of property, plant and equipment	2,709
Loss on disposal of property, plant and equipment	6,956
Amortization of transitional obligation of employees' retirement benefits	4,803
Write-down of investment securities	10,901
Loss on sale of investment securities	5,047
Business restructuring cost	6,485
Loss on discontinued businesses	1,867
Loss on sale of investment in subsidiaries	1,093
Income before income taxes	98,007
Income taxes-current	37,884
Income tax-deferred	2,894
Net income	57,228
Unappropriated retained earnings carried over from the previous period	16,075
Interim dividends	8,000
Unappropriated retained earnings	65,303

Notes:

1. Significant accounting policies

(1) Valuation of securities

Marketable securities and marketable investment securities, excluding subsidiaries' shares, are stated at market value and non-marketable securities are stated at the moving-average cost as of business term end.

For marketable securities and marketable investment securities, net unrealized holding gains or losses are included in a component of shareholders' equity and cost of securities sold is determined based on the moving-average cost.

Derivatives are recorded at fair value as of business term end.

(2) Valuation of inventories

Inventories are stated principally at the average cost, except for semi-finished products and raw materials (leaf tobacco) that is subject to devaluation.

(3) Depreciation and amortization

a) Property, plant and equipment

Depreciation is computed using the declining-balance method. Depreciation of buildings except annexed structures, which were acquired on or after April 1, 1998, is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings except annexed structures	38~50 years
Machinery and equipment	8 years

b) Intangible assets

Intangible assets are amortized using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Patents	8 years
Trademarks	10 years

(4) Allowances

a) Allowance for doubtful accounts

An allowance for doubtful accounts is established to provide for possible future losses. The allowance for other than doubtful receivables are estimated based on the Company's past credit loss experience.

b) Allowance for loss on investment

An allowance for loss on investments is recorded to provide for the loss on investments including investments in subsidiaries and is determined based on the respective financial condition of the investees.

c) Allowance for bonuses

Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not

the member of the board) are stated based on an estimated retirement benefits obligation and fair value of plan assets at the business term end.

Unrecognized net obligations existing at the date of initial application of the new accounting standards for employees' retirement benefits, amounting to ¥ 14,409 million, are being equally amortized over three years and presented in the statement of income as Amortization of transitional obligation of employees' retirement benefits (included in Extraordinary Loss).

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (10 years) from the year following the business term in which the actuarial difference occurs.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the end of business term. These liabilities are recorded based on the Article 287-2 of Commercial Code.

(5) Lease transactions

Financial leases, except for leases that deem to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

A gain or loss on derivative instruments designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

(7) Consumption Tax

National consumption tax and local consumption tax are accounted for separately from the related transactions.

2. Accounting changes – the adoption of new accounting standards

(1) Treasury Stock and Reversal of Legal Reserve

Effective from this fiscal year, the Company adopted the Financial Accounting Standard No.1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserve". This new standard had no effect on profit and loss of the Company for this fiscal year.

Also, Shareholders' Equity section of the Balance Sheet is disclosed in accordance with the revised Commercial Code Enforcement Regulation (Ministry of Justice's ordinance No.22 dated as of March 29, 2002), which became effective from this fiscal year.

(2) Per Share Information

Effective from this fiscal year, the Group adopted the Financial Accounting Standard No.2, "Accounting Standard for Earnings per Share" and the Financial Accounting Standard Implementation Guidance No.4, "Implementation Guidance on Financial Accounting Standard for Earnings per Share". The effects of these new standards and implementation guidance on shareholders' equity per share and net income per share of the Group for this fiscal year were minor.

3. Notes to the balance sheet

(1) Receivables due from the majority shareholder:

Short-term receivables: Disclosure was omitted because the amount was less than ¥1 million.

(2) Receivables due from and payables due to subsidiaries

Short-term receivables: ¥391,938 million

Long-term receivables: ¥11,660 million

Short-term payables: ¥23,369 million

Long-term payables: ¥2,861 million

(3) Accumulated depreciation of property, plant and equipment: ¥743,284 million

(4) Assets and liabilities denominated in foreign currencies

Investment in subsidiaries: EUR 4,854,978 thousand (¥619,823 million)
US$ 100,366 thousand (¥12,716 million)

Bonds: US$ 1,000,000 thousand (¥122,000 million)

(5) Under the Article 6 of JT Law, obligations created by the bonds issued by the Company are secured by a statutory preferential right over the property of the Company. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

(6) The total amount of the Company's guarantees to loans: ¥48,644 million

(7) The costs of property, plant and equipment acquired in exchange for expropriation of assets during this fiscal year were reduced by ¥27,038 million.

(8) Cash management system deposits represent deposits in JT Financial Service Co., Ltd, a subsidiary which controls cash management system for domestic Group companies.

(9) Net assets stipulated by Article 290-1-6 of Commercial Code: ¥1,000 million

(10)Net income per share: 28,555 yen

(11)Net assets per share: 816,533 yen

4. Notes to the statement of income

(1) Transactions with the majority shareholder

Sales: ¥2 million

Selling, general and administrative expenses: ¥288 million

Non-operating transactions: ¥3 million

(2) Transactions with subsidiaries

Sales: ¥139,793 million

Purchases: ¥95,521 million

Selling, general and administrative expenses: ¥84,504 million

Non-operating transactions: ¥36,231 million

(3) Leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation is credited to cost of sales. For this fiscal year, ¥718 million was credited to cost of sales.

(4) Research and development expense amounted to ¥42,816 million, which was included in selling, general and administrative expenses.

(5) Business restructuring cost incurred for the reinforcement of the structure of businesses and consisted mainly of additional retirement benefits and estimated losses on disposal of property, plant and equipment.

5. Lease transactions

(1) The Company uses under lease contracts vending machines, computers and vehicles etc.

(2) Finance leases except for leases that deem to transfer ownership of the leased property

a) Acquisition cost, accumulated depreciation and net leased property

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery and equipment	96	40	55
Vehicles	5,621	3,181	2,440
Tools	45,309	23,909	21,399
Total	51,026	27,130	23,895

b) Obligation under finance leases

Due within one year	¥ 11,818 million
Due after one year	¥ 14,073 million
Total	¥ 25,892 million

c) Lease payments, depreciation expense and interest expense

Lease payments	¥ 16,483 million
Depreciation expense	¥ 14,510 million
Interest expense	¥ 1,532 million

d) Calculation method of depreciation expense

Acquisition costs (no residual value is considered) are depreciated using the lease term.

e) Calculation method of interest expense

Interest expense is recorded so as to produce a constant periodic rate of interest on the remaining balance of the obligation. Total interest expenses are determined as the difference between the total lease payments and the acquisition cost of leased property.

6. Securities

Breakdown of securities which were recorded at fair value.

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	33,145	35,370	2,225
Debt securities			
Bank debentures	16,498	16,666	168
Others	1,162	1,356	194
Others	5,406	4,414	(992)
Total	56,212	57,808	1,596

7. Income taxes

(1) Major components of the deferred tax assets and liabilities

	Millions of yen
	March 31, 2003
Deferred tax assets	
Liabilities for employees' retirement benefits	64,939
Others	27,274
Total deferred tax assets	92,214
Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(35,480)
Others	(5,090)
Total deferred tax liabilities	(40,570)
Deferred tax assets – net	51,643

(2) The Law to Amend a Part of Local Tax Laws (the "Law") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Law is to be applied to the fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of a change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥2,841 million and ¥1,452 million, respectively, as of March 31, 2003.

8. Retirement benefits

Assumptions for calculation of the retirement benefit obligation were as follows;

(1) Attribution of retirement benefits to periods of employees' service:

Assign the same amount of pension benefits to each year of service

(2) Discount rate: 2.5%
(3) Expected rate of return on plan assets: 2.0%

9. Amounts less than one million yen are rounded down.

PROPOSED APPROPIATIONS OF RETAINED EARNINGS

Item	Amount (Yen)
Unappropriated retained earnings	65,303,894,373
Reversal of voluntary reserve	80,135,703,786
Reversal of reserve for accelerated depreciation	94,923,118
Reversal of reserve for advanced depreciation	1,965,217,537
Reversal of special reserve for advanced depreciation	5,075,563,131
Reversal of general reserve	73,000,000,000
Total	145,439,598,159
To be appropriated to:	
Cash dividends (¥6,000 per share)	12,000,000,000
Bonuses to directors and corporate auditors	118,000,000
(Bonuses to corporate auditors)	(23,200,000)
Voluntary reserve	
Reserve for accelerated depreciation	7,827,699
Reserve for advanced depreciation	10,868,905,302
Special reserve for advanced depreciation	441,833,580
Reserve for mutual assistance association cost	102,000,000,000
Surplus carried forward to the following period	20,003,031,578

(Note)
1. Reversals of and appropriations to reserve for accelerated depreciation, reserve for advanced depreciation, and special reserve for advanced depreciation are related to the Special Taxation Measures Law in Japan.

2. Reserve for Mutual Assistance Association Cost will be reversed upon recognition of liabilities for Mutual Assistance Association Cost in the 19th fiscal year. General reserve was reversed for the appropriation to reserve for Mutual Assistance Association Cost

3. Interim dividends of ¥8,000 million (¥4,000 per share) were declared and paid on December 10, 2002.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 7, 2003

To the Board of Directors of
Japan Tobacco Inc.

Tohmatsu & Co.

Representative Partner, Engagement Partner, Certified Public Accountant:	Hirotake Abe	(Seal)
Representative Partner, Engagement Partner, Certified Public Accountant:	Katsuji Hayashi	(Seal)
Representative Partner, Engagement Partner, Certified Public Accountant:	Hitoshi Matsufuji	(Seal)
Engagement Partner, Certified Public Accountant:	Kenichi Iino	(Seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Japan Tobacco Inc.(the "Company") for the 18th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement

presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

As discussed in III. Subsequent event of the business report, the Company changed its method of accounting for certain obligations for annuity payments of the government-sponsored defined benefit pension plans which will have significant influence on the balance sheets and statements of income of the Company for the following fiscal years.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Report of Board of Corporate Auditors

Audit Report

Regarding the execution of duties by the Directors for the 18th fiscal year beginning April 1, 2002, and ending March 31, 2003, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1. Overview of Auditing Methods Employed by Corporate Auditors

   Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of Board of Directors and other important conferences, received reports on business conditions from the directors and other related personnel, examined important approval documents and associated information and, when necessary, studied the operations and financial positions at head office and principal offices, and requested reports from subsidiaries regarding their business conditions. Also, each Corporate Auditor has received reports and explanations from the independent auditors and reviewed the balance sheet, the statement of income, the business report and supplementary schedules.

   Regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices any subsidiary and any shareholder, the acquisition and disposal of Company stock, we studied in detail, when necessary, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results

   (1) In our opinion, the methods and results employed and rendered by independent auditors Tohmatsu & Co. are fair and reasonable.

   (2) In our opinion, business report, as far as the descriptions other than the accounting data included in such report are concerned, fairly represents the Company's condition in accordance with the related laws and regulations and the Articles of Incorporation.

   (3) With regard to the proposed appropriation of unappropriated retained earnings, we have found no items of exception regarding the Company's financial status or other circumstances.

   (4) In our opinion, supporting schedule, as far as the descriptions other than the accounting data included in such schedules are concerned, fairly represents the items for which the documentation should be expected. We have found no items of exception in that regard.

(5) With regard to the execution of duties, including those regarding subsidiaries, by the Company's directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation. Furthermore, we have found no evidence of neglect of duties by the directors, regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices between any subsidiary and any shareholder, the acquisition and disposal of Company stock.

May 8, 2003
Board of Corporate Auditors of Japan Tobacco Inc.

Takashi Taniguchi, Standing Auditor
Yukihiro Noro, Standing Auditor
Masamichi Narita, Auditor
Makoto Ebara, Auditor

The Corporate Auditors, Takashi Taniguchi, Masamichi Narita are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Reference Documents for Exercise of Voting Rights

1. Number of shares held by shareholders with voting rights : 1,999,871

2. Matters for approval by shareholders and relevant information

First Item: Approval of the Proposed Appropriation of Retained Earnings of the 18th Business Term

With respect to the year-end dividend on shares of Common Stock for the fiscal year, we propose paying 6,000 yen per share. This brings the total dividend for the fiscal year to 10,000 yen per share, up 2,000 yen from the previous year.

The Company changed its accounting policy for certain obligations for annuity payments of the government sponsored defined benefit pension plans in order to improve the Company's financial strength. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits entitled to beneficiaries for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognizes this liability as part of the Company's liability for retirement benefits considering the actuarially determined computation methods. This standard prescribes accounting for annuity obligations for government sponsored pension plans and became effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

The aggregate impact of this accounting change is to fully recognize this liability and JT will recognize a one-time extraordinary loss of approximately JPY 185 billion and to decrease net income by approximately JPY 102 billion, net of tax effects, for the year ending March 31, 2004.

For preparation of the impact, JT intends to reverse general reserve and reserve JPY 102 billion for mutual assistance association cost.

Second Item: Partial Amendment to the Articles of Incorporation

1. Background for the amendment

By the enactment of "Law Amending the Commercial Code and Other Related Laws", lapsed share system was created and quorum requirements for the resolution of the special shareholder's meeting was eased. In connection therewith, we propose to amend Article 6 (Rules relating to the Handling of Shares) and Article 9 (Transfer Agent), and newly provide Clause 2 of Article 12 (Resolution). Furthermore, by the enactment of "Law Amending the Comercial Code and Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Corporations (kabushiki-kaisha)", the term of office of statutory auditors was extended. In connection therewith, we propose to amend Article 22 (Term of Office of Statutory Auditors).

2. Description of the amendment

Underlined parts indicate the words or phrases, which shall be modified, deleted, replaced, added or otherwise amended.

Provisions before amendment	Provisions after amendment
Article 6. (Rules relating to the Handing of Shares) The denomination of share certificates, the registration of transfer of shares, the method of entry or record in the broken lot ledger, the registration and erasure of pledge, the indication and erasure of trust property, the reissuance of share certificates, the handing of other matters with respect to the share certificates and the broken lot and fees to be charged therefor shall be governed by the rules concerning the handing of shares to be established by the Company's Board of Directors.	**Article 6. (Rules relating to the Handing of Shares)** The denomination of share certificates, the registration of transfer of shares, the method of entry or record in the broken lot ledger, the registration and erasure of pledge, the indication and erasure of trust property, <u>the registration of lost share certificates,</u> the reissuance of share certificates, the handing of other matters with respect to the share certificates and the broken lot and fees to be charged therefor shall be governed by the rules concerning the handing of shares to be established by the Company's Board of Directors.
Article 9. (Transfer Agent) 1. The Company shall have a transfer agent who shall be in charge of the business pertaining to the share and the broken lot. 2. A transfer agent is determined and approved by the Board of Directors as well as the agent's business place. 3. The Company's registers of shareholders <u>and the broken lot ledger of the Company</u> shall be kept at the place of business of the transfer agent. The business pertaining to the share transfer<u>, to the broken lot ledger and to the register of beneficial shareholders</u> shall be handled by the transfer agent and not by the Company.	**Article 9. (Transfer Agent)** 1. (Same as before) 2. (Same as before)3. The Company's registers of shareholders <u>and the broken lot ledgers and lost share certificates of the Company</u> shall be kept at the place of business of the transfer agent. The business pertaining to the share transfer, <u>to the broken lot ledger, to the register of beneficial shareholders and to the register of lost share certificates</u> shall be handled by the transfer agent and not by the Company.

Article 12. (Resolution)	**Article 12. (Resolution)**
Unless otherwise specifically provided for by laws or hereby, a resolution of the general meeting of shareholders shall be adopted through a majority of votes of the shareholders present thereat.	1. (same as before)
	(Newly inserted) 2. Presence of shareholders whose shares represent one third or more of the total voting rights of all shareholders shall constitute the quorum for the special resolution of the general meeting of shareholders prescribed under the Article 343 of the Commercial Code. Such resolutions shall be adopted through two thirds or more of the total voting rights of the shareholders present thereat.
Article 22. (Term of Office of Statutory Auditors)	**Article 22. (Term of Office of Statutory Auditors)**
1. The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders for the last fiscal year within three years after his/her election.	1. The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders for the last fiscal year within four years after his/her election.
2. The term of office of a statutory auditor newly elected to fill the vacancy left by a predecessor shall be the same as the remaining term of office of his/her predecessor.	2. (Same as before)

Third Item: Repurchase of shares

Under Article 210 of the Commercial Code, it is proposed that we may repurchase shares in order to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment.

Particulars of the shares to be repurchased are as follows:

Period:	From the conclusion of this 17th ordinary general meeting to the conclusion of the ordinary general meeting to be held for the fiscal year ending March 31, 2003
Type of shares:	Shares of JT common stock
Number of shares:	Up to 100,000 shares
Total purchase price:	Up to ¥75 billion

Fourth Item: Election of One Directors

At the conclusion of this ordinary general meeting of shareholders, the term of office of Shunpei Nishikata will expire. Accordingly, the election of one directors is proposed.

The candidate for Directors is:

Takao Hotta
Date of birth: January 1, 1946
Current position: Advisor
Number of shares holding: 1
[Omitted biography of Mr. Hotta]
Note: There's no special interest between the candidate and JT.

Fifth Item Election of Four Auditors

At the conclusion of this ordinary general meeting of shareholders, the term of office of all auditors will expire. Accordingly, the election of four auditors is proposed.

Hisashi Tanaka, Masamichi Narita and Hiriyoshi Murayama are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The candidates for Auditors are:

(1) Yukihiro Noro:
Date of birth: May 28, 1947
Current position: Standing Corporate Auditor
Number of shares holding: 7

(2) Hisashi Tanaka:
Date of birth: February 3, 1941
Current position: President
Hokuriku Economic Research Institute
Number of shares holding: none

(3) Masamichi Narita
Date of birth: March 11, 1933
Current position: Corporate Auditor
Number of shares holding: 8

(4) Hiroyoshi Murayama
Date of birth: January 13, 1946
Current position: Lawyer

Number of shares holding: none[Omitted biography of each candidate]

Note: There's no special interest between each candidate and JT.

Sixth Item: Granting of Retirement Benefits to Retiring Director and Auditors

In order to reward the resigning director and retiring three directors, it is proposed that retirement benefits be granted to each of them within the limitation of the proper amounts provided in the Company's criteria. We wish the specific amounts, time and methods, etc. for the respective retirement benefits will be left to the discretion of the Board of Directors.

Shunpei Nishikata
Current position: Representative Director,Executive Deputy President
Takashi Taniguchi
Current position: Standing Corporate Auditor
Makoto Ebara
Current position: Corporate Auditor
[Omitted biography of each retiring director and auditor]

June 25, 2003

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku, Tokyo

Dear Shareholders:

Notice of Resolution of
the 18th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved upon at the 18th ordinary general meeting of shareholders of the Company held today.

Yours sincerely,

Katsuhiko Honda
President and Representative Director

Resolution

Matters reported: Report on contents of the Business Report, the Balance Sheet and the Statement of Income for the 18th Business Term (From April 1, 2002 to March 31, 2003).

Matters resolved:

First Item: Approval of the Proposed Appropriation of Retained Earnings of the 18th Business Term

This item was approved and adopted as originally proposed, with a dividend of ¥6,000 per share.

Second Item: Partial Amendment to the Articles of Incorporation

This item was approved as originally proposed. This amendment was mainly due to the revision of the Commercial Code, including creation of lapsed share certificate system, amendment to quorum requirement for resolution of special meeting of shareholders and extension of term of office for statutory auditors. Details of this amendment are as follows:

Provisions before amendment	Provisions after amendment
Article 6. (Rules relating to the Handing of Shares)	**Article 6. (Rules relating to the Handing of Shares)**
The denomination of share certificates. the registration of transfer of shares, the method of entry or record in the broken lot ledger, the registration and erasure of pledge, the indication and erasure of trust property, the reissuance of share certificates, the handing of other matters with respect to the share certificates and the broken lot	The denomination of share certificates. the registration of transfer of shares, the method of entry or record in the broken lot ledger, the registration and erasure of pledge, the indication and erasure of trust property, the registration of lost share certificates, the reissuance of share certificates, the handing of other matters with

and fees to be charged therefor shall be governed by the rules concerning the handing of shares to be established by the Company's Board of Directors.	respect to the share certificates and the broken lot and fees to be charged therefor shall be governed by the rules concerning the handing of shares to be established by the Company's Board of Directors.
Article 9. (Transfer Agent) 1. The Company shall have a transfer agent who shall be in charge of the business pertaining to the share and the broken lot. 2. A transfer agent is determined and approved by the Board of Directors as well as the agent's business place. 3. The Company's registers of shareholders and the broken lot ledger of the Company shall be kept at the place of business of the transfer agent. The business pertaining to the share transfer, to the broken lot ledger and to the register of beneficial shareholders shall be handled by the transfer agent and not by the Company.	**Article 9. (Transfer Agent)** 1.. (Same as before) 2. (Same as before) 3. The Company's registers of shareholders and the broken lot ledgers and lost share certificates of the Company shall be kept at the place of business of the transfer agent. The business pertaining to the share transfer, to the broken lot ledger, to the register of beneficial shareholders and to the register of lost share certificates shall be handled by the transfer agent and not by the Company.
Article 12. (Resolution) Unless otherwise specifically provided for by laws or hereby, a resolution of the general meeting of shareholders shall be adopted through a majority of votes of the shareholders present thereat.	**Article 12. (Resolution)** 1. (same as before) **(Newly inserted)** 2. Presence of shareholders whose shares represent one third or more of the total voting rights of all shareholders shall constitute the quorum for the special resolution of the general meeting of shareholders prescribed under the Article 343 of the Commercial Code. Such resolutions shall be adopted through two thirds or more of the total voting rights of the shareholders present thereat.
Article 22. (Term of Office of Statutory Auditors) 1. The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders for the last fiscal year within three years after his/her election. 2. The term of office of a statutory auditor newly elected to fill the vacancy left by a predecessor shall be the same as the remaining term of office of his/her predecessor.	**Article 22. (Term of Office of Statutory Auditors)** 1. The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders for the last fiscal year within four years after his/her election. 2. (Same as before)

Third Item: Repurchase of shares

This item was approved as originally proposed. Also, conditions of the repurchase of shares were approved as follows:

Repurchase period:
From the conclusion of this 18th ordinary general meeting to the conclusion of the ordinary general meeting to be held for the fiscal year ending March 31, 2004
Type of shares: Shares of JT common stock
Number of shares: Up to 100,000 shares
Total purchase price: Up to ¥75 billion

Fourth Item: Election of One Director

In this item, as originally proposed, Mr. Takao Hotta was elected and assumed its office.

Fifth Item: Election of Four Auditors

In this item, as originally proposed, Messrs. Yukihiro Noro, Hisashi Tanaka, Masamichi Narita and Hiroyoshi Murayama were elected and assumed respective offices.
Hisashi Tanaka, Masamichi Narita and Hiriyoshi Murayama are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Corporations (Kabushiki Kaisha).

Sixth Item: Granting of Retirement Benefits to Resigning Director and Retiring Corporate Auditors

In this item, as originally proposed, it was decided that the retirement benefits would be granted within the limitations of the proper amounts provided in the Company's criteria to the Director, Mr. Shunpei Nishikata and two corporate auditors, Messrs. Takashi Taniguchi, Makoto Ebara. It was further decided that the specific amounts, time and methods, etc. for the respective retirement benefits to be paid would be left to the discretion of the Board of Directors for Director and of the Board of Auditors for Corporate Auditors.

Supplementary Notes:

1. Resolution item 1, 2, 4 and 5 have been approved by the Minister of Finance under the Japan Tobacco Inc. Law today.

2. At the board meeting after this ordinary general meeting of shareholders, office directors were elected as follows;

Executive deputy president and director	Takao Hotta
Executive deputy president and director	Kazuei Obata

3. Standing corporate auditor, Yukihiro Noro was elected from among the members of the board of auditors after this ordinary general meeting of shareholders.

Concerning the payment of Dividends for the 18th Business Term

1. For those who would like to have dividends transferred to their respective accounts in financial institutions, please confirm the calculation sheet and confirmation enclosed herein.
2. For others, enclosed herewith a notice of mail transfer, with which please receive dividends at a post office located near you.

October 31, 2003

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo
JAPAN TOBACCO INC.
Katsuhiko Honda, President and
Representative Director

Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend.

We are pleased to inform you that at the meeting of our board of directors, held on October 31, 2003, the resolution concerning the interim dividend for 18th fiscal year (from April 1, 2003 to March 31, 2004) passed as follows.

Furthermore, on October 31, 2003, we obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law.

Particulars

Subject to Article 26 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2003 as follows.

1. the amount of the interim dividend 5,000yen per one share
2. the effective date and the starting date of the payment of interim dividend December 2, 2003 (Tuesday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (in case that transfer was already appointed), will be sent to the registered address on December 1, 2003.

item 11-1)

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT's Fiscal 2004 Consolidated Financial Results
(April 1, 2003 – March 31, 2004)

Tokyo, April 28, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the fiscal year that ended March 31, 2004, noting that the company achieved record highs in operating income and recurring profit. In the meantime, it achieved steady growth in EBITDA[1] and net sales. JT's net income however, due mainly to the change of an accounting method relating to mutual pension expenses, posted a loss.

"Despite the very challenging business environment that surrounds JT, with the swift and steady implementation of measures described in our medium-term management plan "JT PLAN-V," we have achieved new record highs in operating income and recurring profit," said Katsuhiko Honda, President and CEO of JT. "We recognize that 2004 is an important year in which we must complete solidification of our business structure to ensure further profit growth in the future. In order to ensure sustainable development in the future, we will vigorously be engaged in measures including nurturing high-quality human resources as well as establishing a slimmer and more solid organization."

Net sales for the fiscal year that ended March 31, 2004 were ¥4.625 trillion, up ¥132.8 billion from the previous fiscal year. This increase was achieved due mainly to growth in international tobacco sales and domestic tobacco sales, foods sales, and an increase in other business' sales.

At the same time, operating income increased from ¥188.9 billion to ¥234.0 billion, and recurring profit also increased from ¥173.2 billion to ¥213.5 billion. Increased profitability was achieved due mainly to profit growth in the domestic and international tobacco businesses.

JT posted a net loss of ¥7.6 billion due mainly to a one-time extraordinary charge, which did not affect the company's cash flow, amounting to the provision of approximately ¥185.0 billion for retirement benefits allowances for an old mutual pension program as a result of a change in accounting policy. If JT had maintained its previous accounting policy with respect to the mutual pension program, the company's net income for the fiscal year that ended March 31, 2004, would have been approximately ¥95.1 billion, a ¥19.8 billion increase over the previous fiscal year.

[1] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

Summary of Consolidated Results

Units: Billions of Yen

	FY3/2003 (Actual) [A]	FY3/2004 (Actual) [B]	Difference [B] – [A]	Net Change (%)
Net sales	4,492.2	4,625.1	132.8	3.0%
EBITDA	337.2	373.4	36.1	10.7%
Operating income	188.9	234.0	45.0	23.9%
Recurring profit	173.2	213.5	40.3	23.3%
Net income	75.3	-7.6	-82.9	—
FCF*	170.3	269.1	98.8	58.0%
Capital expenditures	109.1	90.8	-18.3	-16.8%
ROE	4.7%	-0.5%	-5.2%	—

Note:

. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:

From "cash flow from operating activities"

Dividend received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)

From "cash flow from investing activities"

Cash outflow from purchase of marketable securities / proceeds from sale of marketable securities / cash outflow from purchase of investment securities / proceeds from sale of investment securities / others (but not business related investment securities which are included in the investment securities category)

Results by Business Segment

Tobacco Business

On a year to year basis, net sales for the tobacco business increased by ¥102.4 billion to ¥4.236 trillion due mainly to strong performance in JT International (JTI), JT's international tobacco subsidiary, and an increase in domestic tobacco business sales.

In the domestic tobacco business, JT's success with its top line growth strategy, which resulted in market share increases in growing segments and an increase in net sales per thousand cigarettes, partly contributed to the increase in net sales. With the success of the company's top line growth strategy, JT's sales volume was 218.3 billion cigarettes, which exceeded its sales volume targets by 1.3 billion cigarettes. On a year to year basis, JT's sales volume decreased by 10.7 billion cigarettes, along with the total demand decline due to various reasons including the tobacco retail price hike after the July 2003 tax hike. Net sales for the domestic tobacco business increased by ¥42.6 billion to ¥3.498 trillion due mainly to an increase in net sales per thousand cigarettes which was partly influenced by the price hike on account of the July 2003 tax hike.

JTI focused on improving earnings performance by achieving further growth in the sales volume of GFBs - Camel, Winston, Mild Seven and Salem - along with unit price increases. As a result, JTI achieved steady growth in GFB sales volume up 7.8 billion cigarettes, or 7.1 percent to 117.5 billion, thus also achieving a steady increase in EBITDA. JTI achieved an increase in net sales totaling ¥59.8 billion to ¥738.7 billion despite the negative impact of the strengthening of the yen against the US dollar (based on ¥116.00 per US$1.00 compared to the previous fiscal year's exchange rate at ¥125.18 per US$1.00).

Operating income for the tobacco business grew by ¥25.0 billion to ¥238.4 billion compared to the previous fiscal year, as a result of JT's success with its top line growth strategy and the company's continuing efforts to improve profitability, such as cost-cutting measures in the domestic tobacco business and steady growth in the international tobacco business. EBITDA for the tobacco business also increased to ¥343.1 billion, up ¥21.7 billion, compared to the previous fiscal year.

Pharmaceutical Business

Net sales for the pharmaceutical business decreased to ¥51.2 billion from ¥53.9 billion compared to the previous fiscal year due mainly to a decline in royalty income of Viracept®, an anti-HIV drug, and reduced sales at Torii Pharmaceutical Co., Ltd. However, various factors, such as the decrease in the number of overseas research collaborations which led to reduced R&D expenditures, had a positive impact on the business' profit and loss balance. JT's pharmaceuticals business posted a ¥4.4 billion loss in EBITDA, which amounted to a ¥0.6 billion improvement from the previous fiscal year, and a ¥12.8 billion operating loss, an improvement of ¥1.0 billion from the previous fiscal year.

Foods Business

Net sales for the foods business rose ¥17.7 billion to ¥250.1 billion compared to the previous fiscal year, due mainly to increased net sales for the processed food business, including the acquisition of external resources in line with its medium-term management plan "JT PLAN-V, " as well as expansion of vending machine sales channels in the beverage business. Sales from processed foods grew to ¥73.6 billion, and sales from the beverage business grew to ¥176.5 billion. Operating losses decreased by ¥8.3 billion to ¥4.8 billion due mainly to increased sales, improved profitability and a decrease of amortization. EBITDA for the business increased by ¥2.7 billion to ¥3.3 billion compared to the previous fiscal year.

Other Businesses

Net sales for other businesses increased by ¥15.3 billion to ¥86.8 billion compared to the previous fiscal year due mainly to non-recurring events such as real estate sales, including the sale of a building in Tokyo's Shinagawa area, which was partly offset by the termination of its agribusiness operations in June 2003. Operating income and EBITDA increased to ¥11.9 billion and ¥30.6 billion, respectively, due to the more aggressive measures taken to further improve the efficiency in the business operations as well as the non-recurring sales of the real estate.

Fiscal 2005 Outlook

JT management forecasts for net sales and earnings for the fiscal year ending March 31, 2005 are as follows.

Forecasted net sales for the full fiscal year ending March 31, 2005 is ¥4.57 trillion, a decrease of ¥55.1 billion compared to the previous fiscal year's results. JT expects to see a net sales decrease in domestic tobacco business due to a decrease in sales volume. JT is also expected to increase US dollar based net sales in the international tobacco business due mainly to an increase of GFB sales volume, and a net sales increase in the food business.

Forecasted operating income for the full fiscal year ending March 31, 2005 is ¥234.0 billion, the same as the previous fiscal year due mainly to a deteriorating leaf tobacco reappraisal profit and loss position which may offset the other gains including growth in the international tobacco business.

Forecasted net income for the full fiscal year ending March 31, 2005 is ¥78.0 billion, an increase of ¥85.6 billion due mainly to a positive accounting impact from the absence of the one-time extraordinary charge relating to an old mutual pension program, approximately amounting to ¥185.0 billion, which was allocated to the previous fiscal year. While an increase in gain on the sale of property, including the sale of property to the J-REIT, is expected to have a positive impact, an increase in business restructuring costs of ¥100.0 billion, which includes the cost of the voluntary retirement program is expected, in turn, to have a negative impact on net income. However these factors are already figured into the forecasted amount.

JT

These forecasts are based mainly on the assumptions listed below.

- The expected domestic cigarette sales volume[2], excluding sales volume from domestic duty-free sales, for the fiscal year ending March 31, 2005, will decrease from 218.3 billion cigarettes to 210.0 billion cigarettes.

- International cigarette sales volume is expected to be 210.0 billion cigarettes, up 11.2 billion cigarettes from the fiscal year that ended March 31, 2004. At the same time, the company estimates that GFB sales volume in the international markets will increase to 125.0 billion cigarettes, up 7.5 billion cigarettes. As a result, net sales for the international tobacco business, including tobacco excise taxes, are forecasted to increase to $6,890 million for the fiscal year ending March 31, 2005, from $6,358 million for the fiscal year that ended March 31, 2004.

- The estimated foreign exchange rate for consolidation of the books is ¥105.00 per US$1.00 for the fiscal year ending March 31, 2005 compared to the previous fiscal year's exchange rates at ¥116.00 per US$1.00. The expected yen appreciation may have a negative impact when converting business result figures from US dollars to yen.

- The number of the applicants for the voluntary early retirement program is assumed to be approximately 3,500.

Units: Billions of Yen

	FY3/2004 (Actual) [A]	FY3/2005 (Forecast) [B]	Difference [B] – [A]	Net Change (%)
Net sales	4,625.1	4,570.0	-55.1	-1.2%
EBITDA	373.4	362.0	-11.4	-3.1%
Operating income	234.0	234.0	0	—
Recurring profit	213.5	225.0	11.5	5.4%
Net income	-7.6	78.0	85.6	—
FCF	269.1	200.0	-69.1	-25.7%

Total dividends per JT share for the fiscal year that ended March 31, 2004, is expected to be ¥10,000, or ¥5,000 for the interim dividend and ¥5,000 for the year-end dividend. Total dividends per share for the fiscal year ending March 31, 2005, is also expected to be ¥10,000, and comprised of a ¥5,000 dividend for each share for the interim dividend and the year-end dividend.

Policy for dividends and allocation of funds

Growth in our corporate value over the medium to long term will determine the company's attractiveness to shareholders. The core of our dividend policy is to provide a competitive return of cash to shareholders. Taking this into account, we intend to increase dividends gradually, depending on the company's attainment of the goals in the "JT PLAN-V" medium-term management plan and mid- to long-term outlook. We will allocate funds to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, buy back shares to broaden our business options, and further return cash to shareholders.

###

[2] The business for the China, Hong Kong and Macau markets was transferred from JT International to JT as the "China Division" on January 1. 2003, and therefore is included in the domestic business category. However, forecasted sales volume of the "China Division" is excluded from domestic cigarette sales volume.

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Data sheet for fiscal year ended March 31, 2004 (1)

1. Breakdown of net sales

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
Net sales including excise tax	4,482.2	4,625.1	132.0
Tobacco*	4,134.4	4,236.9	102.4
Domestic	3,455.5	3,498.2	42.8
International	678.8	738.7	59.8
Net sales excluding excise tax	2,007.6	2,019.8	12.2
Tobacco*	1,649.7	1,631.5	-18.1
Domestic	1,266.9	1,228.6	-38.2
International	382.8	402.9	20.1
Pharmaceuticals	53.9	51.2	-2.6
Foods	232.4	250.1	17.7
Beverages	172.3	176.5	4.2
Processed foods	60.0	73.6	13.5
Other	71.4	86.8	15.3

* Net sales excluding / including tobacco excise tax
China, Hong Kong and Macau markets were transferred from International Tobacco Division to Domestic. Therefore, the sales of those markets are excluded from "International" and included in "Domestic"

2. Leaf tobacco reappraisal profit / loss*

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
Leaf tobacco reappraisal profit / loss	-0.7	-6.6	-5.9

* Profit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
SG&A	733.9	707.1	-26.8
Personnel *1	209.7	205.3	-4.4
Advertising and general publicity	35.7	35.4	-0.3
Sales promotion	142.0	141.7	-0.3
R&D	44.5	42.1	-2.3
Depreciation	56.7	56.7	0.0
Others *2	245.0	225.6	-19.3

*1 Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

*2 Others include Marlboro license related expenses which accounted for approximately JPY 40 billion for the fiscal year ended March 31, 2004

4. EBITDA by business segment*1

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
Consolidated EBITDA	327.2	373.4	36.1
Operating income	168.9	234.0	45.0
Depreciation and amortization *2	148.3	139.4	-8.9
Portion of Goodwill amortization	11.7	6.1	-5.6
Tobacco EBITDA	321.4	343.1	21.7
Operating income	213.3	238.4	25.0
Depreciation and amortization *2	108.0	104.7	-3.3
Portion of Goodwill amortization	-0.4	0.0	0.4
Pharmaceuticals EBITDA	-5.1	-4.4	0.8
Operating income	-13.8	-12.8	1.0
Depreciation and amortization *2	8.7	8.4	-0.3
Portion of Goodwill amortization	4.6	4.5	0.0
Foods EBITDA	0.5	3.3	2.7
Operating income	-13.1	-4.8	8.3
Depreciation and amortization *2	13.7	8.1	-5.6
Portion of Goodwill amortization	7.0	1.8	-5.5
Others EBITDA	19.6	30.6	10.8
Operating income	0.9	11.9	11.0
Depreciation and amortization *2	18.7	18.6	0.0
Portion of Goodwill amortization	0.0	-0.3	-0.3

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

5. Amortization relating to major acquisitions

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Years to amortize	Finish date
JT International	33.2	33.2	-	-
Trademark rights (owned by JT)	29.3	29.3	10	Apr-09
Patents (owned by JT)	3.9	3.9	8	Apr-07
Goodwill*	-	-	-	-
Torii Pharmaceuticals	4.6	4.5	5	Mar-04
Goodwill	4.6	4.5	5	Mar-04
former Asahi Chemical Food Group	1.5	1.5	-	-
Trademark rights	0.05	0.05	10	Jun-09
Patents	0.04	0.04	8	Jun-07
Goodwill	1.4	1.4	5	Mar-04
Japan Beverage	5.8	1.8	-	-
Goodwill	5.8	1.8	5	Mar-07
Portion that finished amortization March 2003	3.9	-	5	Finished

* Effective from the fiscal year ended March 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. However, the goodwill is subject to being tested for impairment annually. JT concluded that there would be no need to realize any loss for impairment in the fiscal year ended March 31, 2004

6. Capital expenditure

	FY ended March 2003	FY ended March 2004	Change
Capital expenditures	109.1	90.8	-18.3
Tobacco	60.9	60.5	-0.4
Pharmaceuticals	1.1	2.5	1.4
Foods	7.2	9.1	1.9
Other businesses	38.8	18.0	-20.7

7. Free cash flow*

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
Free cash flow	170.3	269.1	98.8

* FCF is cash flow from operating activities plus cash flow from investing activities less the items below
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate 42%)
- Interest paid and the tax implication by deducting the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above

8. Ratio of shareholders' equity

	As of end of March 2003	As of end of March 2004	Change
Ratio of shareholders' equity	54.9%	49.8%	-5.1%pt

9. Ratio of shareholders' equity (based on market value)*

	As of end of March 2003	As of end of March 2004	Change
Ratio of shareholders' equity (based on market value)	47.8%	50.2%	2.4%pt

* Shareholders' equity based on market value is price per share (as of March 31) times number of shares outstanding (two million shares)

10. Cash and cash equivalents*

(unit: JPY billion)

	As of end of March 2003	As of end of March 2004	Change
Cash and cash equivalents	623.6	798.4	174.8

* Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements

11. Interest-bearing debt*

(unit: JPY billion)

	As of end of March 2003	As of end of March 2004	Change
Interest-bearing debt	424.4	381.2	-43.2

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

12. Interest coverage ratio*

(unit: JPY billion)

	FY ended March 2003	FY ended March 2004	Change
Interest coverage ratio	29.5	41.1	11.7

* Interest coverage ratio = net cash provided by operating activities divided by financial expenses**

** Financial expenses = interest expense for loans and debt + interest expense for bonds + loss from redemption of marketable securities

13. Business data

<Domestic tobacco business>	FY ended March 2003	FY ended March 2004	Change
JT sales volume* (billion cigarettes)	229.0	218.3	-10.7
Industry volume (billion cigarettes)	312.6	299.4	-13.2
JT Market share	73.3%	72.9%	-0.4%pt
JT net sales including tax per thousand cigarettes (JPY)	10,863	11,478	615
JT net sales excluding tax per thousand cigarettes (JPY)	3,858	3,906	53
Number of leaf tobacco growers (hundreds)	209	200	-9
Area under cultivation for leaf tobacco (hundreds)	231	225	-5

* Sales volume of domestic duty-free and China division is excluded, which was 6.4billion for FY ended March 2004

<International tobacco business>	Year ended Dec 2002	Year ended Dec 2003	Change
Total sales volume (billion cigarettes)	203.3	198.8	-4.5
GFB sales volume (billion cigarettes)	109.8	117.5	7.0
Net sales including tax (USD million)	5,416	6,358	942
Net sales excluding tax (USD million)	3,059	3,465	405
JPY/USD rate for consolidation	125.18	116.00	-9.18

<Pharmaceuticals business>	FY ended March 2003	FY ended March 2004	Change
Royalty revenue of Viracept (USD million)	75	68	-7
R&D expenses (parent company) (JPY billion)	26.4	23.1	-3.3

<Foods business - Beverage business>	FY ended March 2003	FY ended March 2004	Change
Number of beverage vending machines *	201,000	211,000	10,000
JT-owned	45,500	45,000	-500
Combined	43,500	50,500	7,000

* "Beverage vending machines" include vending machines (for cans, packs, etc) and cup units owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates, and focus on JT brand beverages but also sell non-JT brand beverages.

14. Number of employees*

	As of end of March 2003	As of end of March 2004	Change
Number of employees (consolidated basis)	38,628	39,243	615
Tobacco	28,946	28,504	-442
Pharmaceuticals	1,530	1,551	21
Foods	4,881	5,409	528
Other businesses	2,437	2,608	171
Corporate	1,134	1,171	37
Number of employees (parent company)	14,172	13,769	-403
Number of employees based on enrollment (parent company)	17,272	16,690	-582

* Number of employees is counted at working base unless otherwise indicated

	As of end of Dec 2002	As of end of Dec 2003	Change
JTI Number of employees	approx 11,600	approx 11,900	approx 300

1. Consolidated financial outlook for fiscal year ending March 31, 2005

(unit: JPY billion)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Net sales including tax	4,625.1	4,570.0	-55.1
EBITDA	373.4	352.0	-11.4
Operating profit	234.0	234.0	0.0
Recurring profit	213.5	225.0	11.5
Net income	-7.6	78.0	85.6
Free cash flow	289.1	200.0	-89.1

(unit: JPY billion)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Capital expenditures	90.8	99.0	8.2
Tobacco	60.5	76.0	15.5
Pharmaceuticals	2.6	2.5	-0.1
Foods	9.1	8.0	-1.1
Other businesses	18.0	13.5	-4.5

<Reference>

Financial outlook of parent company for FY ending March 31, 2004

(unit: JPY billion)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Net sales including excise tax	2,694.3	2,640.0	-54.3
Recurring profit	154.9	151.0	-3.9
Net income	-29.5	40.0	69.5

<Reference>

Consolidated financial outlook by business segment for FY ending March 31, 2005

(unit: JPY billion)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Net sales including excise tax	4,625.1	4,570.0	-55.1
Tobacco	4,236.9	4,194.0	-42.9
Pharmaceuticals	51.2	46.5	-4.7
Foods	250.1	271.0	20.9
EBITDA	373.4	352.0	-11.4
Tobacco	345.1	337.0	-8.1
Pharmaceuticals	-4.4	-8.5	-4.1
Foods	3.3	6.0	2.7
Operating income	234.0	234.0	0.0
Tobacco	238.4	235.0	-3.4
Pharmaceuticals	-12.8	-12.5	0.3
Foods	-4.8	0.0	4.8

(unit: JPY)

	FY ended March 2004 (Plan)	FY ending March 2005 (Plan)
Annual dividend per share	10,000	10,000

2. Major assumptions

(1) Domestic tobacco business (unit: billions of cigarettes)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Sales volume	218.3	210.0	-8.3

Excludes sales of domestic duty-free and China division

(2) International tobacco business

(unit: billions of cigarettes, USD million)

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)	Change
Total sales volume	198.8	210.0	11.2
GFB sales volume	117.5	125.0	7.5
Net sales including tax	8,358	8,890	532

Excludes the international tobacco business in China, Hong Kong and Macau which were transferred from JT International S.A. to JT

(3) JPY/USD rate for consolidation

	FY ended March 2004 (Actual)	FY ending March 2005 (Forecast)
1 USD	JPY 116.00	JPY 105.00

(4) Voluntary early retirement under JT Plan-V

FY ended March 2004 (Actual) about 500 employees

FY ending March 2005 (Assumption) about 3,500 employees

<FORWARD LOOKING STATEMENTS>

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

Japan Tobacco Inc. Clinical development (as of April 28, 2004)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines Inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTV-803 (inj)	Phase2(JPN) Phase1(Overseas)	Anticoagulant	Factor Xa inhibitor	Selectively inhibits Factor Xa to show anti-thrombus activity	Developed by JT Developed by JT	
JTT-705 (oral)	Phase2(Overseas) Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT Developed by JT	
JTK-003 (oral)	Phase2(JPN) Phase1(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse transcriptase inhibitor	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

Changes from the previous announcement (as of February 5, 2004): none

JT's New Executive Appointments

Members of the Board

*Subject to approval at the ordinary general meeting of shareholders, to be held on June 24, 2004.

Representative Director and Chairman of the Board	Yoji Wakui
Representative Director	Katsuhiko Honda
Representative Director	Masakazu Kakei
Member of the Board	Takao Hotta
Member of the Board	Kazuei Obata
Member of the Board	Seigo Nishizawa
Member of the Board	Tetsuji Kanamori
Member of the Board	Noriaki Okubo

Auditors

*Subject to approval at the ordinary general meeting of shareholders, to be held on June 24, 2004.

Standing Auditor	Hisashi Tanaka
Standing Auditor	Masaaki Sumikawa
Auditor	Masamichi Narita
Auditor	Hiroyoshi Murayama

Executive Officers

*Subject to approval at the meeting of the Board of Directors, to be held on June 24, 2004.

President	Chief Executive Officer	Katsuhiko Honda
Executive Deputy President	Assistant to CEO in Finance, Pharmaceutical, Food, Printing and Vending Machinery	Masakazu Kakei
Executive Deputy President	Assistant to CEO in Compliance, Operational Review and Business Assurance, Legal, General Administration and Communications	Takao Hotta
Executive Deputy President	Chief Strategy Officer and Assistant to CEO in Human Resources	Kazuei Obata
Executive Deputy President	President, Tobacco Business	Seigo Nishizawa
Senior Executive Vice President	President, Food Business	Tetsuji Kanamori
Senior Executive Vice President	Deputy President, Tobacco Business	Mutsumi Makinoda
Senior Executive Vice President	Product Group, Tobacco Business	Yasumasa Matsunaga
Executive Vice President	Head of Central Pharmaceutical Research Institute, Chief Scientific Officer, Pharmaceutical Business	Shigeo Ishiguro
Executive Vice President	Soft Drink Business, Food Business	Eiji Ito
Executive Vice President	Chief Communications Officer	Hideo Katsuura
Executive Vice President	Research & Development General Division, Tobacco Business	Ichiro Kumakura

Senior Vice President	Chief Legal Officer	Ryuichi Shimomura
Senior Vice President	Blending & Product Development General Division, Tobacco Business	Katsubun Sato
Senior Vice President	Sales Headquarters, Tobacco Business	Koji Nishihara
Senior Vice President	Food Business Planning Division, Food Business	Gisuke Shiozawa
Senior Vice President	Chief General Affairs Officer	Ryoichi Yamada
Senior Vice President	Food Business Division, Food Business	Kazuo Kobayashi
Senior Vice President	Tobacco Planning Division, Tobacco Business	Mitsuomi Koizumi
Senior Vice President	Manufacturing General Division, Tobacco Business	Kenji Iijima
Senior Vice President	Corporate, Scientific & Regulatory Affairs, Tobacco Business	Seiki Sato
Senior Vice President	Domestic Leaf Tobacco General Division, Tobacco Business	Tatsuya Hisano
Senior Vice President	Chief Human Resources Officer	Yoshiyuki Murai
Senior Vice President	Chief Finance Officer	Yasushi Shingai
Senior Vice President	President, Pharmaceutical Business	Noriaki Okubo

Remarks:

- New executive assignments on account of organizational change within the corporate administrative section will come into effect on July 1, 2004.
- All groups within the corporate administrative section will be abolished and "Chief Officers" as described below will be installed.

Chief Strategy Officer
Chief Finance Officer
Chief Human Resources Officer
Chief Legal Officer
Chief General Affairs Officer
Chief Communications Officer

item 11-2)

JT

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for January-March 2004 Quarter

Domestic sales volume exceeds annual plan, under "JT PLAN-V"

Tokyo, April 28, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended March 31, 2004.

1. Domestic tobacco business results for the quarter that ended March 31, 2004

JT's domestic sales volume for the fiscal year that ended March 31, 2004, exceeded 1.3 billion cigarettes from its annual plan of 217.0 billion, mainly due to developments with the company's aggressive product strategies such as "D-spec (reduced odor cigarettes)", under JT's medium term management plan, "JT PLAN-V". JT also saw its market shares increase in growing segments such as the 1 mg tar, menthol, and premium (300 yen or above) segments. JT's domestic sales volume for the full fiscal year was, however, down 4.7 percent, or 10.7 billion cigarettes, from the previous year. In addition, due to the price hike in July 2003, net sales per thousand cigarettes were up 615 yen from the previous year.

➢ Domestic quarterly and full fiscal year results that ended March 31, 2004

	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Mar	Full Fiscal Year
Sales volume (billions of cigarettes)	65.6	47.0	56.4	49.2	218.3
Retail price sales[1] (billions of JPY)	836.1	648.2	777.5	678.9	2,940.9
Net sales per thousand cigarettes[2] (JPY)	10,856	11,732	11,746	11,759	11,478
Net sales per thousand cigarettes, excluding excise tax[3] (JPY)	3,850	3,923	3,934	3,943	3,908
Market share (%)	73.0	72.9	72.7	73.1	72.9

- Figures for domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 1.0 billion cigarettes for this fiscal quarter, down 1.1 billion from the same quarter last year, and 5.4 billion cigarettes for the full fiscal year, down 0.6 billion from the previous year.

[1] Retail price sales = sales volume * fixed retail price.
[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
[3] Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

(Reference)

➢ Domestic quarterly and full fiscal year results that ended March 31, 2003

	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Mar	Full Fiscal Year
Sales volume (billions of cigarettes)	58.4	59.6	60.0	50.9	229.0
Retail price sales[4] (billions of JPY)	744.2	760.1	765.8	649.1	2,919.4
Net sales per thousand cigarettes[5] (JPY)	10,861	10,860	10,864	10,868	10,863
Net sales per thousand cigarettes, excluding excise tax[6] (JPY)	3,853	3,853	3,858	3,858	3,856
Market share (%)	73.5	73.4	73.2	73.0	73.3

- Figures for domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 6.0 billion cigarettes for the fiscal year that ended March 31, 2003.

2. International tobacco business results for the quarter that ended March 31, 2004

JT's international tobacco business had a good start in 2004. Sales volume of GFBs - Camel, Winston, Mild Seven and Salem, for the quarter that ended March 31, 2004, showed strong growth of 8.8 percent, or 2.4 billion cigarettes from the same quarter last year, mainly driven by further growth of Winston in Russia, Turkey and Ukraine. This is in line with JT's international tobacco business strategy of achieving further growth in sales volume, along with related unit price increases, emphasizing the shift to the higher priced products represented by GFBs. Total sales volume increased by 3.2 percent, or 1.5 billion cigarettes, driven by the growth of GFBs which surpassed the decrease of lower-priced products. The volume and product mix improvement, coupled with the weaker dollar also helped an increase in net sales, including excise taxes, of 24.8 percent, or US$339 million, and an increase in net sales, excluding excise taxes, of 20.5 percent, or US$155 million. Net sales per thousand cigarettes, excluding excise taxes increased by 16.8 percent, or US$2.70 per thousand, compared with the same quarter in the preceding year.

➢ International preliminary results after consolidation adjustment for the quarter that ended March 31, 2004.

		Jan - Mar (Preliminary)
Total sales volume	(billions of cigarettes)	48.1
GFB sales volume	(billions of cigarettes)	30.0
Net sales, including excise tax	(millions of US$)	1,708
Net sales, excluding excise tax	(millions of US$)	914
Net sales per thousand cigarettes, excluding excise tax	(US$)	19.0

- Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

[4] Retail price sales = sales volume * fixed retail price.
[5] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
[6] Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

JT

(Reference)

> International quarterly and full fiscal year results after consolidation adjustment, that ended December 31, 2003

	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Total
Total sales volume (billions of cigarettes)	46.6	50.3	52.2	49.8	198.8
GFB sales volume (billions of cigarettes)	27.6	28.9	31.6	29.4	117.5
Net sales, including excise tax (millions of US$)	1,369	1,577	1,788	1,625	6,358
Net sales, excluding excise tax (millions of US$)	758	844	974	888	3,465
Net sales per thousand cigarettes, excluding excise tax (US$)	16.3	16.8	18.7	17.8	17.4

· Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

Domestic Tobacco Business

MEET YOUR DELIGHT JT

Domestic Tobacco Business - Quarterly Sales Volume


70
60
50
40
30
20
10
0
60.3
58.4
65.8
61.0
59.6
47.0
63.1
60.0
56.4
52.6
50.9
49.2
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2002
FY2003
FY2004

* As noted in our Business Results For Quarter Ended March 31, 2003, sales volume figures exclude domestic duty-free sales in order to conform the presentation with other publicly announced data.

* Sales from the China, Hong Kong, and Macau markets and domestic duty-free sales totaled 1.0billion cigarettes for Jan-Mar 2004, though these figures have been excluded from the above chart.

2

MEET YOUR DELIGHT JT

Domestic Tobacco Business - Quarterly Retail Price Sales



900
800
700
600
500
400
300
200
100
0
(bn JPY)
769.0
744.2
836.1
778.1
760.1
648.2
804.4
765.8
777.5
670.6
649.1
678.9
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2002 FY2003 FY2004

*Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales

3

Domestic Tobacco Business - Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes



4,000
3,900
3,800
3,700
3,600
3,500
(JPY)
3,848
3,853
3,850
3,849
3,853
3,923
3,851
3,858
3,934
3,855
3,858
3,943
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2002 FY2003 FY2004

*Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

*Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - national tobacco excise tax - local tobacco excise taxes - national tobacco special-excise tax) / sales volume times 1,000.

4

Domestic Tobacco Business - Quarterly JT's Share of Market in Japan


80
78
74
72
70
(%)
74.8
74.5
74.4
73.5
73.4
73.2
73.0
73.0
72.9
72.7
73.1
Apr-Jun
2001
Jul-Sep
Oct-Dec
Jan-Mar
Apr-Jun
Oct-Dec
Jan-Mar
2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
2004
JT's Share

*Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales

5

MEET YOUR DELIGHT JT

International Tobacco Business

MEET YOUR DELIGHT JT

International Tobacco Business - Quarterly Sales Volume


54
52
50
48
46
44
42
(bn cigarettes)
50.3
46.6
48.1
52.8
50.3
53
52.2
47.2
49.8
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004

* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003

International Tobacco Business - Quarterly GFB Sales Volume


32
31
30
29
28
27
26
25
24
(bn cigarettes)
27.1
27.6
30.0
28.0
28.9
28.1
31.6
26.6
29.4
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004

* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003

International Tobacco Business - Quarterly Sales Including Excise Tax


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
(million US$)
1,275
1,369
1,708
1,388
1,577
1,443
1,788
1,330
1,625
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004

* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2002

9

International Tobacco Business - Quarterly Sales Excluding Excise Tax


1,000
900
800
700
600
500
400
300
200
100
0
(million US$)
735
758
914
780
844
802
974
742
888
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004

* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2002

10


International Tobacco Business - Quarterly Sales Excluding Excise Tax Per Thousand Cigarettes
20
18
16
14
12
10
8
6
4
2
0
14.6
16.3
19.0
14.6
16.8
15.1
18.7
15.7
17.8
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004
* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2005.
11

item 11-3)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for October-December 2003 Quarter

Results show solid international EBITDA growth of 17.9 percent

Tokyo, February 9, 2004 — Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended December 31, 2003.

Sales volume for JT's domestic tobacco business in this quarter declined by 6.1 percent, or 3.7 billion cigarettes, to 56.4 billion cigarettes as compared to the same quarter in the preceding year.

In the international tobacco business, JT achieved solid EBITDA growth of 17.9 percent, or US$ 86 million, to US$ 566 million, for the 2003 year, supported by the continuing growth of its Global Flagship Brands (GFBs) – Camel, Winston, Mild Seven and Salem.

1. Domestic tobacco business results for the quarter that ended December 31, 2003

Japan's aging population, growing health consciousness and the aftereffects of the tobacco price hike due to the tax increase in July has negatively affected cigarette demand nationwide. JT's domestic sales volume for the quarter that ended December 31, 2003, was down 6.1 percent or 3.7 billion cigarettes from the same quarter last year.

Meanwhile, in addition to the above mentioned price hike in July, due to the development of company's aggressive products strategies such as "reduced odor cigarettes", net sales per thousand cigarettes was 11,746 yen, up 882 yen from the same quarter last year. The company's domestic sales volume for the last three quarters also declined 5.1 percent, or 9.0 billion cigarettes, within our estimates.

➢ Domestic quarterly results for the fiscal year ending March 31, 2004

	Apr-Jun	Jul-Sep	Oct-Dec
Sales volume (billions of cigarettes)	65.6	47.0	56.4
Retail price sales[1] (billions of JPY)	836.1	648.2	777.5
Net sales per thousand cigarettes[2] (JPY)	10,856	11,732	11,746
Net sales per thousand cigarettes, excluding excise tax[3] (JPY)	3,850	3,923	3,934
Market share (%)	73.0	72.9	72.7

*Figures for domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above. Sales volume from both domestic duty-free and the "China Division" totaled 1.6 billion cigarettes for this fiscal quarter, up 100 million cigarettes from the same quarter last year.

[1] Retail price sales = sales volume * fixed retail price.
[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
[3] Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

(Reference)

➢ Domestic quarterly and full fiscal year results that ended March 31, 2003

	Apr-Jun	July-Sep	Oct-Dec	Jan-Mar	Full fiscal Year
Sales volume (billions of cigarettes)	58.4	59.6	60.0	50.9	229.0
Retail price sales[4] (billions of JPY)	744.2	760.1	765.8	649.1	2,919.4
Net sales per thousand cigarettes[5] (JPY)	10,861	10,860	10,864	10,868	10,863
Net sales per thousand cigarettes, excluding excise tax[6] (JPY)	3,853	3,853	3,858	3,858	3,856
Market share (%)	73.5	73.4	73.2	73.0	73.3

*Figures for domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above. Sales volume from both domestic duty-free and the "China Division" totaled 6.0 billion cigarettes for the fiscal year that ended March 31, 2003.

2. International tobacco business results for the full year that ended December 31, 2003

The international tobacco business has specifically focused on improving earnings performance by achieving further growth in sales volume of GFBs - Camel, Winston, Mild Seven and Salem - along with unit price increases. As a result, GFB sales volume showed steady growth of 7.1 percent, or 7.8 billion cigarettes. In addition, the weaker dollar also helped an increase in net sales, including excise taxes, of 17.4 percent or US$ 942 million, and a boost in net sales, excluding excise taxes, of 13.3 percent, or US$ 405 million. Net sales per thousand cigarettes excluding excise taxes increased by 15.8 percent, or US$ 2.4 per thousand compared with the preceding year.

Overall sales volume for the full 2003 fiscal year, declined by 2.2 percent, or 4.5 billion cigarettes from the previous year, mainly because of a continued decline in sales of lower-priced products in the CIS in line with JT's strategy to shift the focus to GFBs. In addition, total demand also declined on account of tax increases in the matured markets including Western Europe.

The company's international tobacco business achieved a steady increase in EBITDA of 17.9 percent, or US$ 86 million for the full 2003 fiscal year, mainly due to continued growth of its GFBs, and thus international tobacco business has attained a double-digit growth rate for three consecutive years. EBITDA, itself, experienced little impact from exchange rate fluctuations.

➢ International preliminary sales results after consolidation adjustment for the full fiscal year that ended December 2003

	2002 Results	2003 Preliminary Results	Difference
Total sales volume (billions of cigarettes)	203.3	198.8	-4.5
GFB sales volume (billions of cigarettes)	109.8	117.5	7.8
Net sales, including excise tax (millions of US$)	5,416	6,358	942
Net sales, excluding excise tax (millions of US$)	3,059	3,465	405
Net sales per thousand cigarettes, excluding excise tax (US$)	15.0	17.4	2.4
EBITDA (millions of US$)	480	566	86

*EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets

*Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

---

[4] Retail price sales = sales volume * fixed retail price.

[5] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.

[6] Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

➢ International quarterly and full fiscal year sales results after consolidation adjustment

	2002 Results					2003 Preliminary Results				
	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Total	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Total
Total sales volume (bil. of cigarettes)	50.3	52.8	53.0	47.2	203.3	46.6	50.3	52.2	49.8	198.8
GFB sales volume (bil. of cigarettes)	27.1	28.0	28.1	26.6	109.8	27.6	28.9	31.6	29.4	117.5
Net sales, including excise tax (millions of US$)	1,275	1,368	1,443	1,330	5,416	1,369	1,577	1,788	1,625	6,358
Net sales, excluding excise tax (millions of US$)	735	780	802	742	3,059	758	844	974	888	3,465
Net sales per thousand cigarettes, excluding excise tax (US$)	14.6	14.8	15.1	15.7	15.0	16.3	16.8	18.7	17.8	17.4

*Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

➢ GFB sales results (Units: billions of cigarettes)

	2002 Results	2003 Preliminary Results	Change
Camel	34.0	35.0	0.9%
Winston	48.0	56.0	17.4%
Mild Seven (Excluding Japan market)	17.0	17.0	2.1%
Salem	11.0	10.0	-11.0%

*Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

➢ Regional sales results (Units: billions of cigarettes)

	2002 Results	2003 Preliminary Results	Change
Europe	38.0	37.0	-3.0%
Americas	10.0	10.0	-1.1%
Asia	39.0	40.0	3.7%
CIS, Middle East, Africa, etc.	116.0	112.0	-4.0%

*Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

➢ International Tobacco Business – sales outlook for the fiscal year ending December, 2004

The outlook for the international tobacco business for the year ending December 2004, excluding the "China Division" is shown below. EBITDA growth is expected to be in line with, or better than that of achieved for the full 2003 fiscal year.

Targets after consolidation adjustment for 2004, excluding the "China Division"

	2003 Preliminary Results	2004 Targets	Difference
Total sales volume (bil. of cigarettes)	198.8	210.0	11.2
GFB sales volume (bil. of cigarettes)	117.5	125.0	7.5
Net sales, including excise tax (millions of US$)	6,358	6,890	532

3. Factors influencing financial condition or business results for the quarter ended December 31, 2003

There were no specific factors in this fiscal quarter that require mentioning.

4. Forecasts for JT's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2004

JT is revising estimated consolidated and non-consolidated financial results for the fiscal year that ending March 31, 2004, which was published on October 30, 2003, as follows:

With regard to consolidated estimates, JT is leaving its estimates for net sales unchanged, due to the company's domestic tobacco sales volume is within our estimates. With respect to recurring profits, JT estimates an increase of JPY 10 billion reflecting the development of cost reductions in its domestic tobacco business. That said, on account of the increase of employees accepting the early retirement program, which has been implemented as described in JT's medium term management plan, "JT Plan-V", during the current fiscal year ending March 31, 2004, JT expects a one-time extraordinary loss of JPY 10 billion. As a result, net income estimates remain unchanged.

Non-consolidated forecasts have been revised for the same reasons.

➢ Revised fiscal year consolidated forecast for the year ending March 31, 2004

	Revised consolidated results	Revised non-consolidated results
Net sales (billions of JPY)	4,640.0	2,680.0
Recurring profits (billions of JPY)	197.0	142.0
Net income (billions of JPY)	-17.0	- 41.0
Estimated net income per chare (JPY)	-8,598.45	- 20,737.44

(Reference)

➢ Fiscal year consolidated and non-consolidated forecast for the year ending March 31, 2004, published as of October 30, 2003.

	Consolidated results	Non-consolidated results
Net sales (billions of JPY)	4,640.0	2,680.0
Recurring profits (billions of JPY)	187.0	132.0
Net income (billions of JPY)	- 17.0	- 41.0
Estimated net income per chare (JPY)	- 8,598.45	- 20,737.44

JT

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Introduce Shareholder Special Benefit Plan

Tokyo, December 19, 2003 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that the company would introduce a special benefit plan for shareholders. Commencing for shareholders on March 31, 2004, each registered shareholder and beneficial shareholder of JT will receive semi-annually a gift of JT group products with a total retail value of ¥2,000.

Each year, the gift will be mailed in June to shareholders who hold one or more shares of JT stock on March 31, and in December to those who hold one or more shares on September 30.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

item 11-5)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4287

FOR IMMEDIATE RELEASE

JT's Consolidated Interim Results for the First Fiscal Half (April 1, 2003 – September 30, 2003)

TOKYO, October 30, 2003 — Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated interim results for the first fiscal half of the year ending March 31, 2004. The company achieved growth in net sales, operating income, recurring profit and EBITDA, from the same period last year.

JT's net sales showed an increase of 0.9 percent from ¥2.296 trillion to ¥2.317 trillion, due mainly to a net sales increase in its international tobacco business[1] and its foods business and an increase of nonrecurring real estate sales, despite a decrease in domestic tobacco business net sales.

Operating income, recurring profit and EBITDA[2] also realized growth of 12.6 percent, 13.9 percent, and 5.2 percent, respectively.

JT posted a net loss of ¥49.2 billion mainly due to a one-time extraordinary charge amounting to approximately ¥185.0 billion relating to retirement benefits for an old mutual pension program as a result of a change in accounting policy. If JT had maintained its previous accounting policy regarding the mutual pension program, the company's net income for the fiscal half that ended September 30, 2003, would have been approximately ¥57.0 billion, a ¥5.0 billion increase over the same period last year.

"JT has aggressively been implementing various measures, in accordance with JT PLAN-V which was announced in August 2003, and the plan is now showing signs of bearing fruit in the domestic tobacco business. That said, we will continue to proactively launch a large variety of initiatives to address the challenging business environment, including the recent tobacco tax hike," said Mr. Katsuhiko Honda, president and CEO of JT. "JT's international tobacco business has been successfully contributing as an engine for profit growth of the entire group and our food business is now steadily growing. I believe that we have made a quality start to ensure that JT has a sustainable structure for growth and profitability in the next decade."

Summary of Interim Results (consolidated)

Units: Billions of Yen

Half Year Ended September 30	FY2003 (Actual) [A]	FY2004 (Actual) [B]	[B] - [A]	Net change (%)
Net sales	2,296.1	2,317.6	21.4	0.9
Operating income	114.3	128.8	14.4	12.6
Recurring profit	104.3	118.8	14.5	13.9
Net Income	52.0	-49.2	-101.2	—
EBITDA	187.9	197.7	9.7	5.2

[1] The results of the international tobacco business from January 1 to June 30, 2003, were consolidated into JT's consolidated interim results from April 1 to September 30, 2003.

[2] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

Results by Business Segment

Tobacco

Net sales for the tobacco business in the first half of the current fiscal year decreased by ¥4.8 billion to ¥2.115 trillion compared to the same period in the previous year.

The domestic sales volume of JT brand cigarettes, excluding domestic duty-free sales and the China, Hong Kong, and Macau markets, decreased by 5.3 billion cigarettes to 112.6 billion cigarettes compared to the same period last year, due to declining demand in total cigarette consumption which was due in part to the tobacco retail price hike in July 2003 as a result of an increase in tobacco excise taxes. Domestic tobacco sales, as a result, declined to ¥1.764 trillion from ¥1.776 trillion.

In the international tobacco business, JT International (JTI), JT's international tobacco subsidiary, achieved an increase in net sales totaling ¥6.9 billion to ¥350.2 billion, compared to the same period last year, with steady sales volume growth of Global Flagship Brands (GFBs) — *CAMEL, Winston, MILD SEVEN, and SALEM* — despite the negative impact of the strengthening of the yen against the dollar.

Interim operating income for the tobacco business grew by ¥2.3 billion to ¥128.7 billion compared to the same period last year, as a result of JT's success with its top line growth strategy, which includes the development and launching of new products in growing segments in the domestic market, and the company's continuing efforts to improve profitability, such as cost-cutting measures in the domestic tobacco business. The one-time extraordinary charge with respect to the change in the accounting policy relating to an old mutual pension program also contributed to the improvement in selling, general and administrative expenses as the annual reimbursement expense is no longer treated as an expense by this change in the accounting policy. EBITDA for the tobacco business also increased to ¥180.5 billion, up ¥1.0 billion compared to the same period of last year.

Pharmaceuticals

JT's net sales for the pharmaceuticals business in the first half of the fiscal year decreased by ¥1.2 billion to ¥26.7 billion compared to the same period of last year, due to a decline in royalties from Viracept, JT's anti-HIV drug, and sales from Torii Pharmaceutical Co., Ltd., JT's pharmaceutical subsidiary. A decline in selling, general and administrative expenses for the pharmaceuticals business - mainly decreases in R&D expenses – exceeded the sales decline of the business. As a result, the operating losses for this business totaled ¥6.0 billion, an improvement of ¥1.0 billion compared to the previous year's first fiscal half. EBITDA for the pharmaceuticals business for this period increased by ¥0.8 billion.

Foods

Net sales from the foods business in the first half of the fiscal year rose ¥9.5 billion to ¥124.1 billion compared to the same period of last year, due mainly to increased net sales for the processed foods business, including expansion of the consolidated subsidiaries, as well as expansion of vending machine sales channels in the beverage business. Sales from the beverage business grew to ¥92.5 billion, compared to the same period of last year and sales from the processed foods grew to ¥31.5 billion. Operating losses decreased by ¥4.8 billion to ¥1.4 billion due mainly to increased sales, improved profitability and a decrease of amortization. EBITDA for the business increased by ¥1.1 billion to ¥2.3 billion.

Other Businesses

JT's sales from the real estate business increased due to progress with JT's development of sites in Tokyo's Shinagawa area, including nonrecurring real estate sales in the first fiscal half that ended September 30, 2003, compared to the same period last year. This was partially offset by the withdrawal from agribusiness operations in June 2003. As a result, total sales of JT's other businesses increased by ¥17.9 billion to ¥51.5 billion compared to the same period last year. These businesses had operating income and EBITDA of ¥7.2 billion and ¥16.6 billion, respectively.

JT

Updated Consolidated Forecasts for the Full Fiscal Year

JT management has updated its net sales and earnings forecasts, initially issued on May 8, 2003, for the fiscal year ending March 31, 2004.

Forecasted net sales for the full fiscal year were raised to ¥4.64 trillion, an increase of ¥60.0 billion compared to the initial forecast of ¥4.58 trillion. Despite the negative impact of the strengthening of the yen against the dollar, net sales are expected to increase due mainly to the increase of GFB sales volume in international tobacco operations and an increase in net sales in the international tobacco business on a US dollar basis due to US dollar depreciation against local currencies.

Forecasted operating income for the full fiscal year ending March 31, 2004 was raised to ¥204.0 billion, an increase of ¥19.0 billion compared to the initial forecast of ¥185.0 billion, due to JT's success with its top line growth strategy, which includes the development and launching of new products in growing segments in the domestic market. Other important factors, which JT believes will increase operating income, include improvement with leaf tobacco reappraisal profit / loss as a result of the decreasing domestic leaf inventory and the allocation of interest expenses relating to retirement benefits for an old mutual pension program as non-operating expenses instead of operating expenses.

Forecasted net losses for the full fiscal year, due mainly to a one-time extraordinary charge relating to retirement benefits for an old mutual pension program as a result of a change in accounting policy, for the full fiscal year ending March 31, 2004, were lowered to ¥17.0 billion, a slight improvement of ¥3.0 billion compared to the initial forecast of ¥20.0 billion.

These updated forecasts are based mainly on the assumptions listed below.

- JT estimates domestic cigarette sales volume excluding domestic duty-free sales for the current fiscal year is unchanged at 217.0 billion cigarettes, a decrease of 12.0 billion cigarettes compared to the previous fiscal year.
- The company estimates that GFB sales volume in the international market will increase to 118.0 billion cigarettes, up 4.0 billion units from the initial forecast. At the same time, total international cigarette sales volume is expected to be 200.0 billion cigarettes, down 4.0 billion units from the initial forecast.
- The estimated foreign exchange rates used for consolidation of subsidiaries was initially ¥120 per US$1, but has now been changed to ¥116 per US$1.

Updated Forecast for the Year Ending March 31, 2004 (consolidated)

Units: Billions of Yen

	Year ended March 31, 2003 (Actual)	Year ending March 31, 2004 (Initial Forecast) [A]	Year ending March 31, 2004 (Updated Forcast) [B]	[B] - [A]
Net sales	4,492.2	4,580.0	4,640.0	60.0
Operating income	188.9	185.0	204.0	19.0
Recurring profit	173.2	174.0	187.0	13.0
Net income	75.3	-20.0	-17.0	3.0
EBITDA	337.2	327.0	347.0	20.0

JT

Dividends for This Fiscal Year

JT's annual dividend per share for the fiscal year ending March 31, 2004, is expected to be ¥10,000, including ¥5,000 for the first half of the fiscal year. The year-end dividend is subject to shareholder approval at the ordinary general meeting of shareholders, which is usually held in June each year.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including CAMEL, Winston, MILD SEVEN and SALEM. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated Semi-Annual Financial Results
for fiscal year ending March 31, 2004

MEET YOUR DELIGHT JT

October 31, 2003
JAPAN TOBACCO INC.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated Semi-Annual Financial Results for FY ending March 2004 Compared to Same Period Last Year

(unit: JPY billions)

	1st Half ended Sep 30, 2002	1st Half ended Sep 30, 2003	Change
Net sales	2,296.1	2,317.6	21.4
EBITDA	187.9	197.7	9.7
Operating income	114.3	128.6	14.4
Recurring profit	104.3	118.8	14.5
Net income	52.0	* -49.2	-101.2

* *Net income for the 1st half of 2003 was negative, because JPY 185.0 billion was charged as a one-time extraordinary loss relating to retirement benefits for an old pension plan.*

EBITDA=operating income + depreciation and amortization* + goodwill amortization
*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses

Outlook for FY ending March 2004 Compared to Initial Forecast

- Revised upward from initial forecast*
  - ✓ *Net sales: revised upward*
  - ✓ *EBITDA, Operating income and recurring profit: revised upward => forecast to reach record high*
  - ✓ *Net income: remain at almost same level*

(unit: JPY billions)

	Initial Forecast	Revised Forecast	Change
Net sales	4,580	4,640	60
EBITDA	327	347	20
Operating income	185	204	19
Recurring profit	174	187	13
Net income	-20	-17	3

* Initial forecast: as of May 2003

Steady Implementation of JT PLAN-V

- July 2003 ✓ *Top-line growth strategy through revision of list prices in Domestic Tobacco*
  - Increased market share for Seven Stars family (8.3% in FY03 => 8.5% in the first half of FY04)
  - Recaptured market share of 1mg tar segment (6.1% in FY03 => 6.9% in first half of FY04)

  ✓ *Realignment of Domestic Leaf Tobacco Divisions announced (from July 2004 to June 2006)*

  ✓ *Renewal of Salem (started from Asian markets)*
- Aug. 2003 ✓ *Foundation of asset management company to establish J-REIT*
- Sep. 2003 ✓ *Reduction of domestic tobacco manufacturing factories to 10 announced (scheduled to be completed by end of March 2005)*

  ✓ *Consolidation of regional sales headquarters to 25 announced (scheduled to be completed by end of July 2005)*

  ✓ *Transfer of the Tokushima Prince Hotel business to a third party announced*
- Oct. 2003 ✓ *Reform of retirement benefit plan*

  ✓ *Repurchase of JT stock*
- Nov. 2003 ✓ *Aggressive launch and development of reduced-odor products*
  - "Mild Seven Prime Super Lights Box" – limited sales within Tokyo prefecture
  - "Lucia Citrus Fresh Menthol" – launched nationwide

1. Domestic Tobacco

- Demand trends: expected to remain at initially forecast level

  JT sales volume for this fiscal year is also expected to remain at the level initially forecasted, namely 217.0 billion cigarettes
  - ✓ *JT sales volume (1st half): 112.6 billion cigarettes, down by 6.3 billion (-4.6%) from the same period last year*
  - ✓ *Total demand (1st half): 154.5 billion cigarettes, down by 6.3 billion (-3.9%) compared to the same period last year*
- Implementation of top-line growth strategy (July 2003)
  - ✓ *Recaptured market share in 1mg tar segment*
  - ✓ *Price setting improved to reflect the brand value more accurately*


9.0
8.0
7.0
6.0
5.0
9.0
8.0
7.0
6.0
5.0
FY 00
FY 01
FY 02
FY 03
1st half of FY2004

Source: JT


10.0
8.0
6.0
4.0
2.0
0.0
10.0
8.0
6.0
4.0
2.0
0.0
FY 00
FY 01
FY 02
FY 03
1st half of FY 04

2. Domestic Tobacco

> Aggressive introduction of new products mainly into growing segments
- ✓ *Hope Menthol*
- ✓ *Cabin Mild Menthol*
- ✓ *Alphabet H/R/C*

Market share of JT menthol products



9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
FY 00
FY 01
FY 02
FY 03
1st half of FY 04
Market share of JT menthol products (above)
Market share of JT menthol products excluding Marlboro (bottom)

Source: JT

3. Domestic Tobacco

> Creation of new category – Release of reduced-odor products

Active marketing of new products that "reduce unpleasant tobacco odor"
- ✓ *"Mild Seven Prime Super Lights Box" (from Nov. 2003 in Tokyo prefecture)*
- ✓ *"Lucia Citrus Fresh Menthol" (nationwide sales from Nov. 2003)*

Market share within the sales area : 0.5% (March 2003) => 0.48% (Sep. 2003)*

* **Sales areas**
From Feb. 2003: Tokyo prefecture
From Aug. 2003: Tokyo metropolitan area
From Nov. 2003: Nationwide





4. International Tobacco

(units: billion cigarettes, USD million, USD)

	Jan - Jun '03 (First half)	Change (%) vs Jan - Jun '02	Jan - Sep '03	Change (%) vs Jan - Sep '02
Total sales volume	96.8	-6.1%	149.0	-4.5%
GFB Sales volume	56.5	2.7%	86.1	6.0%
Net sales before tax	2,946	11.4%	4,734	15.8%
Net sales before tax per 1,000 cigarettes	30.4	18.7%	31.8	21.4%

(units: billion cigarettes, USD million)

All figures exclude China Division	A	B	C	C-A	(C-B)/A
	FY 02 results	FY 03 initial forecast	FY 03 revised forecast	Change	Change (%)
Total sales volume	203.3	204.0	200.0	-3.3	-1.6%
GFB sales volume	109.8	114.0	118.0	8.2	7.5%
Net sales before tax	5,416	5,740	6,380	964	17.8%

EBITDA: Growth rate for 2003 is projected to be approximately same as that of 2002 (17%)

GFBs: Global Flagship Brands (CAMEL, Winston, MILD SEVEN, SALEM)

MEET YOUR DELIGHT JT

5. Pharmaceuticals, Foods and Other Businesses

- Pharmaceuticals
  - ✓ *Licensing-in of anti-HIV drugs "Viread," etc. (July 2003)*
- Foods
  - ✓ *Aggressive development and introduction of new products, and reinforcement of sales channels*
  - ✓ *Cost reduction throughout the business unit*
    - ⇨ *Promoted the business value enhancement*
      - *Net sales of the first half: JPY 124.1 billion (up by JPY 9.5 billion)*
      - *EBITDA of the first half: JPY 2.3 billion (up by JPY 1.1 billion)*
- Other Businesses
  - ✓ *Transfer of Tokushima Prince Hotel business*
    (Scheduled to be completed by end of March 2004)
  - ✓ *Rationalization of JTS Wiring Systems*
    (Scheduled to be completed by end of March 2004)


NEW
大人気!

Enhancement and reinforcement of product line-up



Renewal of entire line-up of Roots with JT's proprietary "low pH technology"

MEET YOUR DELIGHT JT

6. Financial Strategy and Return to Shareholders

- Repurchase of stocks (October 9, 2003)
  - ✓ *Type of Stock repurchased:* *JT common stock*
  - ✓ *Number of shares:* *45,800 shares*
  - ✓ *Repurchased price per share:* *755,000 yen per share*
  - ✓ *Total repurchase cost:* *34,579 million yen*
- Basic dividend policy
  - ✓ *To aim for a gradual increase in the dividend level, depending on the achievement of targets in the medium-term management plan and medium-to-long term profit outlook*
  - ✓ *Total annual dividend is expected to be 10,000 yen for the fiscal year ending March 31, 2004, including a 5,000 yen interim dividend.*

7. Company-Wide Measures

- Reform of pension plan
  - ✓ *Comprehensive review of retirement benefit plan*
    - Introduction of points-based system, defined contribution pension plan and cash balance pension plan (October 2003)
    - PBO reduction due to the introduction of defined contribution pension plan: down JPY 52.3 billion
- Decision to sell off properties for leasing
  - ✓ *Expected to sell mainly commercial properties for leasing*
  - ✓ *Formed asset management subsidiary and real estate development subsidiary in order to establish J-REIT (August and October 2003)*
- Establishment of efficient back office
  - ✓ *Shut down Personnel and Labor Support Centers (regional administrative offices)* *(scheduled to be completed by end of March 2005)*
  - ✓ *Establish a dedicated functional office for accounting and human resources* *(scheduled to be completed by end of April 2005)*

Interim Results for FY ending March 2004 —
1. Main factors influencing net sales

➢ **Consolidated net sales before tax:** ***JPY 2,317.6 billion (up JPY 21.4 billion)***

[Main factors causing an increase]

✓ *International Tobacco: JPY 350.2 billion (up JPY 6.9 billion)*
- Increased GFB sales volume (56.5 billion cigarettes: up 1.6 billion) which overcame the negative JPY/USD movement for consolidation (from USD 1= JPY 129.71 to USD 1= JPY118.71).

✓ *Foods: JPY 124.1 billion (up JPY 9.5 billion)*

Processed Foods: JPY 31.5 billion (up JPY 5.7 billion), Beverages: JPY 92.5 billion (up JPY 3.7 billion)
- Factors such as launch of new products, steady expansion of vending machine sales channels and addition of new subsidiaries contributed to the increased net sales.

✓ *Other Businesses: JPY 51.5 billion (up JPY 17.9 billion)*
- Progress of real estate development in Shinagawa (includes one-time sales)

[Main factors causing a decrease]

✓ *Domestic Tobacco: JPY 1,764.9 billion (down by JPY 11.7 billion)*
- Improvement of net sales after tax per 1,000 cigarettes improved (from JPY 3,853 to JPY 3,881: up by JPY 27) could not compensate decreased sales volume (112.6 billion cigarettes, down 5.3 billion cigarettes).

✓ *Pharmaceuticals: JPY 26.7 billion (down JPY 1.2 billion)*
- Decreased royalty revenue from Viracept (USD 38 million: down USD 2 million)
- Decreased sales by Torii Pharmaceutical Co. Ltd. (JPY 21.6 billion: down JPY 0.4 billion)

➢ **Consolidated net sales after tax:** ***JPY 1,022.6 billion (down JPY 1.3 billion)***
- Increase in Foods and Other Businesses could not make up for decreased sales volume of Domestic Tobacco influenced by price changes after tax hike and negative Forex movement at International Tobacco.

2. Main factors influencing Cost of Sales and SG&A Expenses

➢ **Cost of sales: JPY 1,843.8 billion (up JPY 23.8 billion)**

[Main factors affecting change]
- Increase in COS due to increased tobacco tax mainly overseas (JPY 1,294.9 billion: up JPY 22.8 billion)
- Decrease in COS due to increased leaf tobacco reappraisal profit (JPY 3.3 billion: COS down JPY 1.0 billion)

➢ **Selling, general and administrative expenses: JPY 344.9 (down JPY 16.8 billion)**

[Main factors affecting change]

✓ *Other SG&A: JPY108.3 billion (down JPY 11.6 billion)*
- Decreased goodwill amortization (down JPY 3.3 billion) and changes in accounting allocations (transferred to personnel cost) at subsidiaries

✓ *Personnel: JPY 104.0 billion (down JPY 4.4 billion)*
- Decrease in personnel cost due to change in accounting method for retirement benefits for an old mutual pension plan in parent company (JPY 49.9 billion: down JPY 8.7 billion) was partially offset by the increase due to change in accounting allocations (from other SG&A costs)

✓ *R&D: JPY 20.8 billion (down JPY 2.2 billion)*
- Decreased Pharmaceuticals R&D cost at parent company (JPY 12.0 billion: down JPY 1.8 billion)

✓ *Advertising and general publicity: JPY 15.7 billion (down JPY 1.1 billion)*
- Decreased at parent company (JPY 6.4 billion: down JPY 1.1)

✓ *Depreciation: JPY 27.7 billion (down JPY 0.7 billion)*

✓ *Sales promotion: JPY 70.0 billion (up JPY 3.4 billion)*
- Decreased at parent company (down JPY 2.4 billion), but increased at JTI and other subsidiaries.

3. Profits by Business Segment

- **EBITDA: JPY 197.7 billion (up JPY 9.7 billion)**

  [Main factors causing an increase]

  - ✓ *Tobacco Business: JPY 190.5 billion (up JPY 1.0 billion)*
    - Factors causing an increase: Reduced cost of sales (up JPY 4.0 billion), increased leaf tobacco reappraisal profit (up JPY 1.0 billion), reduced personnel cost due to changes in accounting methods concerning an old mutual pension plan and personnel downsizing and other efforts (at parent company up JPY 8.7 billion), reduced marketing cost (approx. up JPY 3.0 billion), increased unit price through top-line measures, additional 9-month profit accompanied by the transfer of operations of our China Division, and other factors.
    - Factors causing a decrease: Domestic sales volume decreased (by 5.3 billion cigarettes), International tobacco profit decreased (USD 275 million: down USD 27 million) due to last year's expense implementation delay at JTI although the net sales after tax have increased (USD 1,603 million: up USD 88 million).
  - ✓ *Pharmaceuticals Business: JPY -1.8 billion (up JPY 0.8 billion)*
    - Although net sales decreased, profit has improved due to reduced R&D cost (down JPY 2.3 billion)
  - ✓ *Foods Business: JPY 2.3 billion yen (up JPY 1.1 billion)*
    - Improved due to increased net sales in the Processed Foods and Beverages businesses, especially through vending machine channels, and efficient expense implementation.
  - ✓ *Other Businesses: JPY 16.6 billion (up JPY 6.9 billion)*
    - Improved due to the progress of real estate development in Shinagawa (including one-time profit), termination of the agribusiness, and other factors.

- **Operating income: JPY 128.8 billion (up JPY 14.4 billion)**

  [Main factors causing an increase]

  - ✓ *Tobacco Business: JPY 129.7 billion, up JPY 2.3 billion*
  - ✓ *Pharmaceuticals Business: JPY –6.0 billion: improved by JPY 1.0 billion*
  - ✓ *Foods Business: JPY -1.4 billion ; improved by JPY 4.8 billion*
  - ✓ *Other Businesses: JPY 7.2 billion: up JPY 6.7 billion*

4. Main factors influencing Non-Operating Income/Expenses and Extraordinary Profit/Loss

- **Non-operating income/expenses: JPY -9.9 billion (no change)**

  [Main factors affecting change]

  - ✓ *Non-operating income: JPY 4.5 billion (up JPY 0.6 billion)*
    - Decreased interest income (JPY 0.7 billion: down JPY 0.1 billion), decreased dividend income (JPY 0.8 billion: down JPY 0.1 billion) and increased other non-operating income (JPY 2.8 billion: up JPY 0.8 billion)
  - ✓ *Non-operating expenses: JPY 14.5 billion (up JPY 0.6 billion)*
    - Decreased interest payment (JPY 4.0 billion: down JPY 0.1 billion), decreased Forex loss (JPY 2.5 billion: down JPY 1.8 billion), did not offset increased financial support for domestic tobacco growers (JPY 3.5 billion : up JPY 2.6 billion).

- **Extraordinary profit/loss: JPY -198.8 billion (down JPY 192.0 billion)**

  [Main factors causing a decrease]

  - ✓ *Extraordinary profit: JPY 8.4 billion (up JPY 1.7 billion)*
    - Increased gain on sale of property plant & equipment (JPY 7.7 billion: up JPY 1.3 billion) and other extraordinary profit (JPY 0.7 billion: up JPY 0.3 billion)
  - ✓ *Extraordinary loss: JPY 207.2 billion (up JPY 193.7 billion)*
    - One-time extraordinary charge for an old mutual pension plan (JPY 185.0 billion: up JPY 185.0 billion)
    - Business structure enhancement cost (JPY 9.2 billion: up JPY 9.2 billion)
    - Loss accompanied by business liquidation (JPY 5.3 billion: up JPY 5.3 billion)
    - Loss on disposal of property, plant and equipment (JPY 4.9 billion: up JPY 2.8 billion)
    - Loss on sale of property, plant and equipment (JPY 1.0 billion: up JPY 0.2 billion)
    - Other extraordinary loss (JPY 1.6 billion: down JPY 9.0 billion)

5. Overview of Consolidated Balance Sheet as of September 2003

(Unit: JPY billion)

	As of March 2003	As of September 2003	Change
Asset	2,957.6	3,094.9	137.2
Current assets	1,346.3	1,440.5	94.2
Fixed assets	1,611.2	1,654.2	42.9

	As of March 2003	As of September 2003	Change
Liabilities	1,283.9	1,471.5	187.6
Current liabilities	594.7	718.9	124.2
Fixed liabilities	689.1	752.6	63.4
Minority interests	51.0	55.9	4.8
Shareholder's equity	1,622.6	1,567.4	-55.1

Outlook for FY ending March 2004--Compared to Previous Fiscal Year

(unit: JPY billion)

	FY ended March 2003	Revised forecast	Change
Net sales	4,492.2	4,640	147.8
EBITDA	337.2	347	9.8
Operating income	188.9	204	15.1
Recurring profit	173.2	187	13.8
Net income	75.3	-17	-92.3

[Major assumptions]

- **Domestic Tobacco:** sales volume to decrease from 229.0 billion to 217.0 billion cigarettes
- **International Tobacco:** total sales volume to decrease from 203.3 billion to 200.0 billion cigarettes; GFB sales volume to increase from 109.8 billion to 118.0 billion cigarettes
- **Yen-Dollar rate:** 125.18 yen to 118 yen

- **Net sales: expected to increase**
  - ✓ *Decreased sales volume in Domestic Tobacco and increased revenue by the list-price revision due to the tobacco excise tax hike.*
  - ✓ *GFB-led growth in International Tobacco and increased revenue in Foods, and the progress of real estate development in Shinagawa in Other Businesses (including one-time profit).*
- **Operating income, EBITDA, recurring profit: forecast to hit record levels**
  - ✓ *No retirement benefit expense due to a one-time charge relating to retirement benefits for an old pension plan.*
  - ✓ *Improved leaf tobacco reappraisal profit due to the poor crop of domestic leaf tobacco.*
  - ✓ *Reduced costs for Domestic Tobacco Business.*
- **Net loss**
  - ✓ *One-time extraordinary charge for an old mutual pension plan.*
  - ✓ *Extraordinary charge for measures in JT Plan-V to improve cost structure*

Outlook for FY ending March 2004--Compared to Initial Forecast

(Unit: JPY billion)

	Initial forecast	Revised forecast	Change
Net sales	4560	4640	80
EBITDA	327	347	20
Operating income	185	204	19
Recurring profit	174	187	13
Net income	-20	-17	3

[Major Assumptions]

- **Domestic Tobacco:** sales volume to remain the same at 217.0 billion cigarettes
- **International Tobacco:** total sales volume to decrease from 204.0 billion to 200.0 billion cigarettes; GFB sales volume to increase from 114.0 billion to 118.0 billion cigarettes
- **Yen-Dollar rate:** 120 yen to 116 yen

- **Net sales: revised upward**
  - *Growth of GFB in International Tobacco Business and increased net sales on a dollar basis due to the weak dollar overcome the negative JPY/USD impact for consolidation (from USD 1 = JPY 120 to JPY 116).*
- **Operating income: revised upward => forecast to hit record level**
  - *Effect of top-line growth strategy in Domestic Tobacco Business*
  - *Improved leaf tobacco reappraisal profit due to the poor crop of domestic leaf tobacco.*
  - *Interest expense of an old mutual pension plan will be treated as non-operating expense, rather than SG&A expense.*
- **Net income: remain at almost the same level**
  - *Extraordinary charge for measures in JT Plan-V to improve cost structure.*

MEET YOUR DELIGHT JT

参考（トルコ民営化局のステートメント）

T.R.

Prime Ministry

Privatization Administration

PRESS STATEMENT

As known, on 7 June 2003, it was decided to accept the bids for the privatization of the Cigarette Industry Enterprises Trade Company of TEKEL and offers toward this end were collected on 24 October 2003. The Commission evaluated the final offers submitted on 5 November 2003, and decided to cancel the bid.

Media and Public Relations Department

11 November 2003

item 11-6)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for July-September 2003 Quarter

Sales volumes of GFBs see significant growth, mainly in Europe and CIS

Tokyo, October 28, 2003 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended September 30, 2003.

1. Domestic Tobacco Business Results for the Quarter that Ended September 30, 2003

Japan's aging population, growing health consciousness, the continuing downturn in the domestic economy and the aftereffects of the tobacco price hike due to the tax increase in July has negatively affected cigarette demand nationwide. As a result of these factors combined with severe competition, JT's domestic sales volume for the second fiscal quarter that ended September 30, 2003, declined by 12.6 billion cigarettes or 21.1 percent, compared with the same quarter in the previous year. However, as a result of the price revision, net sales per thousand cigarettes increased by 872 yen to 11,732 yen compared to the same quarter in the previous year. Sales volume for this fiscal half declined by 5.3 billion cigarettes or 4.6 percent compared to the same period in the previous year; these figures were within our anticipated range.

Quarterly and fiscal half-year results for the year that ended September 30, 2003

	Apr-Jun	Jul-Sep
Sales volume (billions of cigarettes)	65.6	47.0
Retail price sales[1] (billions of JPY)	836.1	648.2
Net sales per thousand cigarettes[2] (JPY)	10,856	11,732
Net sales, excluding excise taxes, per thousand cigarettes[3] (JPY)	3,850	3,923
Market share (%)	73.0	72.9

*Figures for domestic duty-free sales and the China, Hong Kong and Macau markets which were transferred from JT International S.A. to JT as the "China Division" on January 1, 2003, are not incorporated in the table shown above. Domestic duty-free sales volume and sales volume from "China Division" totaled 1.7 billion cigarettes for this fiscal quarter and sales volume from domestic duty-free sales and the "China Division" for the April-June quarter totaled 1.2 billion cigarettes.

[1] Retail price sales = sales volume multiplied by fixed retail price.

[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.

[3] Net sales, excluding excise taxes, per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

(Reference)
Quarterly and fiscal year results for the fiscal year that ended March 31, 2003

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	58.4	59.6	60.0	50.9	229.0
Retail price sales (billions of JPY)	744.2	760.1	765.8	649.1	2,919.4
Net sales per thousand cigarettes (JPY)	10,861	10,860	10,864	10,868	10,863
Net sales per thousand cigarettes excluding tax (JPY)	3,853	3,853	3,858	3,858	3,856
Market share (%)	73.5	73.4	73.2	73.0	73.3

*Excludes domestic duty-free sales and sales from "China Division" which totaled 6.0 billion cigarettes for the full fiscal year that ended March 31, 2003.

2. International Tobacco Business Results for the Quarter that Ended September 30, 2003

In JT's international tobacco operations, while overall volume declined by 0.8 billion cigarettes, or 1.5 percent, from the same quarter last year, Global Flagship Brands (GFBs) – CAMEL, Winston, MILD SEVEN, and SALEM - showed significant sales volume growth of 3.5 billion cigarettes, or 12.4 percent, from the same quarter last year, driven by the sale of CAMEL in Europe, and Winston mainly in former CIS countries. This increase reflects our commitment to focusing more on higher price products represented by our GFBs. In addition to these factors, a weaker dollar against local currencies in these markets helped in leading to an increase in sales including tax by US$345 million, or 23.9 percent and sales excluding excise tax by US$172 million, or 21.4 percent. Net sales per thousand cigarettes excluding tax increased by US$3.5 or 23.3 percent from the same quarter last year.

Quarterly results for the fiscal quarter that ended September 30, 2003
(Preliminary results, after consolidation adjustment)

	Jan-Mar	Apr-Jun	Jul-Sep
Total sales volume (billions of cigarettes)	46.6	50.3	52.2
GFB sales volume (billions of cigarettes)	27.6	28.9	31.6
Sales, including excise tax (millions of US$)	1,369	1,577	1,788
Sales, excluding excise tax (millions of US$)	758	844	974
Sales per thousand cigarettes, excluding excise tax (US$)	16.3	16.8	18.7

*Excludes sales from China, Hong Kong and Macau markets which were transferred from JT International S.A. to JT on January 1, 2003.

JT

(Reference)
Quarterly and fiscal year results after consolidation adjustment for the year that ended December 31, 2002

	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Total Sales volume (billions of cigarettes)	50.3	52.8	53.0	47.2	203.3
GFB sales volume (billions of cigarettes)	27.1	28.0	28.1	26.6	109.8
Net sales, including excise tax (millions of US$)	1,275	1,368	1,443	1,330	5,416
Net sales, excluding excise tax (millions of US$)	735	780	802	742	3,059
Net sales per thousand cigarettes, excluding excise tax (US$)	14.6	14.8	15.1	15.7	15.1

*Figures for the China, Hong Kong and Macau markets which were transferred from JT International S.A. to JT as the "China Division" on January 1, 2003 have been excluded for comparison.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including CAMEL, Winston, MILD SEVEN and SALEM. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Repurchases Shares Through ToSTNeT-2

Tokyo, October 9, 2003 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System; at yesterday's closing price) in-line with the announcement made on October 8.

A total of 45,800 shares of JT common stock were bought back today on the Tokyo Stock Exchange, at a total repurchase amount of ¥34,579 million, or ¥755,000 per share.

According to the decision made at the 18th ordinary general meeting of shareholders, held on June 25, 2003, and in accordance with the provisions of Article 210 of the Japanese Commercial Code, up to 100,000 shares of JT common stock, in the aggregate, are to be bought back at up to ¥75 billion for the total repurchase price of the shares during the period prior to the next general meeting.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

item 11-8)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Repurchase Shares Through ToSTNeT-2

Tokyo, October 8, 2003 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that its board of directors has decided to repurchase JT shares according to the decision made at the 18th ordinary general meeting of shareholders, held on June 25, 2003, and in accordance with the provisions of Article 210 of the Japanese Commercial Code.

Those at the general meeting voted to allow up to 100,000 shares of JT common stock, in the aggregate, to be bought back at up to ¥75 billion for the total repurchase price of the shares during the period prior to the next general meeting. On this occasion, JT has decided to buy back up to 66,000 shares of JT common stock. The shares will be bought back through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System; at today's closing price of ¥755,000 per share) at 8:45 a.m. on October 9, 2003.

Results of the repurchase will be announced after the trade is completed on October 9, 2003.

Note to Editors:

1. The method, date, and time of repurchase will not be altered.
2. The company will purchase shares for which sell orders have been placed up to the total number of shares to be repurchased. However, due to relevant market conditions, it may not be possible to purchase all of the shares that the company plans to repurchase.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

item 11-9)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Reform its Retirement Benefit Plan

TOKYO, September 30, 2003 — Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company is revising its current retirement benefit plan and will introduce a new retirement benefit plan, starting October 1, 2003, having been approved by the Ministry of Health, Labour and Welfare. While the current retirement benefit plan for JT's employees consists of severance indemnities (65 percent) and a defined benefit pension plan (35 percent), the new pension plan consists of severance indemnities (60 percent), a defined contribution pension plan (20 percent) and a cash balance pension plan (20 percent).

This change in JT's retirement benefit plan is an initiative taken in accordance with the company's "Human Resource Management Policy," announced in February 2000, that aims to attract and maintain quality employees by reflecting each employee's performance to his or her benefits in a fairer and more direct way. Furthermore, with the new retirement benefit plan JT would be able to significantly reduce the risks associated with additional benefit obligations under current economic conditions in which interest rates continue to be low. The new plan can accomplish this without compromising its ability to reward employees.

<Outline of New Plan>

- ***Introduction of Point System***
  The sum of retirement benefits has up until now been decided by one's seniority and "Shokumu-kyu," a component of monthly salary, at the time of the employee's retirement. "Shokumu-kyu" is also in part related to the length of the employee's service to the company. Under the new plan, accumulated "points" that are granted to employees based on the category of job responsibility form the basis of the retirement benefits.
- ***Introduction of Defined Contribution Pension Plan with Prepayment Option***
  To enhance each employee's sense of self-responsibility while considering the recent social climate where there is more job flexibility, which necessitates portability of one's pension, JT is introducing a defined contribution pension plan. Reflecting the diversification of individual values, employees also can have their pensions prepaid every six months.
- ***Introduction of Cash Balance Pension Plan***
  Cash balance is a type of defined benefit plan. Under this plan, the expected rate of return for the benefit will vary depending on each year's five-year average on ten-year government bond rates, with certain minimum and maximum caps. With this plan, interest rate fluctuation risk will be reduced both for the company and employees, ensuring the enjoyment of a relatively stable pension benefit.

###

<Reference>



Current Plan
New Plan
Defined Benefit Pension (35%)
Severance Indemnities (65%)
Fixed
Introduction of Point System
Defined Contribution Pension (20%)
Cash Balance Pension (20%)
Not-Fixed
Severance Indemnities (60%)
Fixed

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Transfer "Tokushima Prince Hotel" Business to Prince Hotel Inc.

JT Accelerates Focus on Core Businesses

Tokyo, September 29, 2003 --- Japan Tobacco Inc. (JT) (TSE:2914) announced today that the company and Tokyo-based Prince Hotel Inc., a leading hotel chain in Japan, agreed to transfer JT's "Tokushima Prince Hotel" business (operating in Tokushima prefecture since 1993) to Prince Hotel. Upon completion of this transfer at the end of March 2004, Tokushima Prince Hotel Inc., the operating company of the "Tokushima Prince Hotel" business and JT's wholly owned subsidiary, would be liquidated.

JT established Tokushima Prince Hotel Inc., as a franchise of Prince Hotel, in 1991, for optimal use of land in possession but not in use. At the time, JT was actively diversifying its business and was entering into a variety of new fields.

More recently, JT has been focusing the company's resources on three core businesses, tobacco, pharmaceuticals and foods, and has been examining the feasibility of continuing its hotel business. The result is today's agreement with Prince Hotel.

Under Prince Hotel's ownership, operations at "Tokushima Prince Hotel" will remain unchanged and uninterrupted, and employees will be retained.

The transfer of the "Tokushima Prince Hotel" business to Prince Hotel and the hotel operating subsidiary's liquidation is expected to reduce JT's consolidated net income by approximately ¥2.8 billion.

###

JT

Summary of JT Tokushima Prince Hotel Inc.

Name of the Company:	JT Tokushima Prince Hotel Inc.
Name of the Representative:	Shigeru Morimitsu
Place of Business:	3-5-1, Bandai-cho, Tokushima-shi, Tokushima Japan
Established:	July 1, 1991
Capital:	10 million yen (as of March 31, 2003)
Number of Issued Shares:	200 (as of March 31, 2003)
Type of Business:	Hotel operation
Shareholders' Equity:	-225 million yen (as of March 31, 2003)
Number of Employees:	122 (as of March 31, 2003)
Total Amount of Assets:	672 million yen (as of March 31, 2003)
Major Share Holder:	Wholly owned by Japan Tobacco Inc.

Most Recent Business Results:

(in millions of yen)

	Fiscal Year ended March 31, 2003
Sales	1,977
Recurring Profit	152
Net Income	137

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

item 11-11)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Restructure Domestic Tobacco Operations Under "JT Plan-V"

Six Factories to close by the end of March 2005

TOKYO, September12, 2003 --- Japan Tobacco Inc., (JT) (TSE: 2914) announced today, concrete measures to restructure its domestic tobacco business operations, which includes the closing of six manufacturing factories. The decision was made in line with the latest medium-term management plan, JT Plan-V, aiming to ensure sustainable profit growth from a long-term perspective. The final details are subject to consultation with the employee labor union.

The six factories are located in Hakodate, Takasaki, Takamatsu, Tokushima, Usuki and Kagoshima and the company plans to close all of them at the end of March 2005. Through these measures, 820 employees will be entitled to a special retirement package, or will be transferred to other factories or sales offices and the real estate will be considered for sale.

In relation to these measures, extraordinary charges, including losses on the retirement of fixed assets and allowances for those retiring from the six factories, are expected. However, as a result of these measures, the company anticipates that the overall cost reductions will surpass these one-time charges in the following years, along with the improvement of manufacturing efficiency in the remaining factories.

"These factories greatly contributed to the company during their history, and their closing was not an easy decision," said Masakazu Kakei, executive deputy president, and president of the tobacco business. "Nevertheless, in addressing the increasingly challenging environment, we need to make these changes to ensure sustainable growth in both the domestic and overseas markets."

Aside from the measures mentioned earlier, the Tokyo factory will be consolidated with a machinery center to become a manufacturing technology center in April 2005, aiming to enhance manufacturing technology and product development while providing technical support to remaining factories. With this consolidation and the closure of six more plants on top of the remaining factory closure plans announced in July 2002, 10 cigarette manufacturing factories, in total, will be in operation in Japan as of April 2005.

Separately, JT also decided to consolidate its regional sales headquarters aiming to integrate regional administrative operations. As a result, the six sales headquarters would become sales branch offices with the staff having no regional administrative roles, while the number of regional headquarters will total 25.

JT

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JT

Factory Data

[Hakodate Factory]

Address: 403-2, Kikyo-cho, Hakodate-shi, Hokkaido
Factory General Manager: Hiroshi Kubota
Operations Began: April 1946
Major Brands Manufactured: Mild Seven Super Lights, Mild Seven Lights, Caster Mild
Production Volume: approx. 9.4 billion cigarettes (in FY2002)
Lot Area: approx. 113,000 square meters
Number of Employees: 150 (as of July 1st, 2003)

[Takasaki Factory]

Address: 1-1, Miyahara-cho, Takasaki-shi, Gunma
Factory General Manager: Hirohiko Nishida
Operations Began: February 1905
Major Brands Manufactured: Wakaba, Seven Stars, Mild Seven Super Lights Box
Production Volume: approx. 5.8 billion cigarettes (in FY2002)
Lot Area: approx. 81,000 square meters
Number of Employees: 132 (as of July 1st, 2003)

[Takamatsu Factory]

Address: 2-1, Asahi-machi 1-chome, Takamatsu-shi, Kagawa
Factory General Manager: Hideyuki Fujiwara
Operations Began: November 1929
Major Brands Manufactured: Mild Seven Lights, Mild Seven Super Lights, Mild Seven Extra Lights Box
Production Volume: approx. 10.1 billion cigarettes (in FY2002)
Lot Area: approx. 62,000 square meters
Number of Employees: 192 (as of July 1st, 2003)

[Tokushima Factory]

Address: 38-2, Aza Kawamukaiichi, Ichiba, Oasa-cho, Naruto-shi, Tokushima
Factory General Manager: Koichi Fukuda
Operations Began: February 1905
Major Brands Manufactured: Marlboro Lights Menthol Box, Marlboro Menthol Box, Marlboro Lights Menthol
Production Volume: approx. 6.9 billion cigarettes (in FY2002)
Lot Area: approx. 80,000 square meters
Number of Employees: 142 (as of July 1st, 2003)

[Usuki Factory]

Address: 1913-2, Oaza Fukura, Usuki-shi, Oita
Factory General Manager: Takeshi Hirakawa
Operations Began: February 1905
Major Brands Manufactured: Mild Seven Lights, Seven Stars
Production Volume: approx. 7.2 billion cigarettes (in FY2002)
Lot Area: approx. 59,000 square meters
Number of Employees: 123 (as of July 1st, 2003)

[Kagoshima Factory]

Address:	37-20, Uearata-cho, Kagoshima-shi, Kagoshima
Factory General Manager:	Ryoetsu Horiuchi
Operations Began:	July 1904
Major Brands Manufactured:	Seven Stars, Mild Seven Super Lights, Hi-Lite
Production Volume:	approx. 8.6 billion cigarettes (in FY2002)
Lot Area:	approx. 60,000 square meters
Number of Employees:	111 (as of July 1st, 2003)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Announces Its Medium-Term Management Plan "JT PLAN-V"

Global Growth Company Addressing Mid- to Long-Term Changes in Business Environment

TOKYO, August 6, 2003 --- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its new medium-term management plan, "JT PLAN-V," to address mid- and long-term changes in its business environment and to attain the profit growth planned for its future. JT PLAN-V sets out the company's objectives, financial goals and measures to reach these goals – including creating a new cigarette segment – for the upcoming three-year fiscal period, from April 2003 to March 2006. JT PLAN-V is designed to enhance JT's business structure while ensuring the company's growth and profitability for the next decade.

To ensure that JT has a sustainable structure for growth and profitability, JT PLAN-V aggressively addresses the impact of some of the trends that have led to a decline in cigarette demand on the domestic front and outlines JT's vision over a 10-year horizon. JT PLAN-V combines such initiatives as launching new cigarette segments, increasing marketing programs and implementing cost-cutting measures aimed at maximizing the efficient use of the company's workforce and resources.

Despite the fact that JT's overall business performance is in keeping with its "Plan 2004," announced in April 2002, the tobacco excise tax hike in Japan on July 1 of this year is expected to adversely impact domestic cigarette consumption, which has shown gradual decline because of factors such as an aging population, increasing health consciousness and greater smoking restrictions, as well as a prolonged weak economy.

In another development, JT and Philip Morris International have agreed not to renew the licensing agreement for manufacturing and selling Marlboro brand cigarettes in the Japanese market, upon expiration of the contract at the end of April 2005[1].

JT PLAN-V is a three-year stepping-stone for JT's management to address these developments and achieve its ten-year vision.

"JT PLAN-V addresses the competitive market conditions to enhance company value in the coming years. In this plan, we have outlined decisive steps to ensure sustainable growth for the whole JT group in this challenging environment," said Katsuhiko Honda, president and CEO of JT. "We will create new markets with our technology-driven, customer-oriented products and will consider business opportunities that will increase our corporate value."

---

[1] Please see the attached release, referring to the ending of the agreement, for more information.

Visions for the Next Decade

To prosper as an international company focused on growth and to maintain business value for all its stakeholders, JT has created a new vision for the next ten years and set its goals accordingly. JT PLAN-V aims at taking concrete steps to achieve these goals envisioned by our management.

Goal for the Entire JT Group in Ten Years

"Global Growth Company that Develops Diversified, Value Creating Businesses"

Businesses in Ten Years

(1) Tobacco Business

- Become a leading global cigarette manufacturer with the most competitive brand portfolio, through the enhancement of solid and profitable business foundations worldwide.

(2) Pharmaceuticals Business

- Distinguish itself as a unique pharmaceutical business with world-class R&D.
- Enhance its presence with innovative drugs.

(3) Foods Business

- Become a distinctive food manufacturer operating in several foods categories.
  - ✓ Enhance its firm business base and economy of scale in Japan.
  - ✓ Pursue further business opportunities in the Asian and Oceanian markets.

JT PLAN-V Financial Targets

In JT PLAN-V, JT uses three key indicators to monitor the company's upcoming business performance: EBITDA (earnings before interest, tax, depreciation and amortization), ROE (return on equity) and three-year cumulative FCF (free cash flow).

For EBITDA, which JT considers to be the financial index that best demonstrates a company's profitability, JT aims to achieve ¥360 billion for the fiscal year ending March 2006, up ¥22.8 billion from EBITDA for the fiscal year ended March 31, 2003. While JT achieves both top line growth and cost reductions in the domestic tobacco business, further growth in the international tobacco business and improvement in the profit and loss balance of the diversified businesses will contribute to the company's EBITDA growth.

With regard to the ROE target for the fiscal year ending March 31, 2006, JT aims to achieve 7 percent or more, compared to 4.7 percent for the fiscal year ended March 31, 2003.

For FCF, JT targets ¥450 billion on a three-year cumulative basis, for the fiscal years ending March 31, 2004, 2005 and 2006.

JT also expects operating income of ¥230 billion for the fiscal year ending March 31, 2006.

These financial targets are based on organic growth, not on the premise of engaging in large-scale M&A.

(Consolidated, Unit: Billions of Yen)

	Fiscal Year ending March 31, 2006 (Target)	*Fiscal Year ended March 31, 2003 (Actual)*
EBITDA*	360	*337.2*
ROE	exceed 7%	*4.7%*
Cumulative FCF**	(3-year cumulative) 450	-

(Reference)

Operating Income	230	*188.9*

*EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

**FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:

From "cash flow from operating activities"

Dividend received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)

From "cash flow from investing activities"

Cash outflow from purchase of marketable securities / proceeds from sale of marketable securities / cash outflow from purchase of investment securities / proceeds from sale of investment securities / others (but not business-related investment securities included in the investment securities category)

Objectives and Measures Taken by Business Units

(1) Domestic Tobacco Business

JT's tobacco business, as a whole, aims to enhance the business' foundation for growth while ensuring JT's position as one of the world's top three global cigarette manufacturers.

The domestic tobacco business aims to conduct market-oriented operations with creativity, while maintaining its current cash flow level notwithstanding changes in its business environment.

Mindful of the declining tobacco consumption in Japan, JT's home market, and also of the potential short-term negative impact of not renewing the Marlboro licensing agreement on the company's sales volume in the fiscal year ending March 31, 2006, JT is committed to increasing its profit level through both top line growth and significant cost reductions.

Assumption of tobacco consumption for the fiscal year ending March 31, 2006

(Unit: Billions of cigarettes)

Total market demand	Approx. 285
JT sales volume	Approx. 179

As part of its top-line growth strategies, JT will aggressively launch new products and enhance marketing activities in growing segments such as the "premium" (¥300 and more per pack), 1-milligram tar and menthol segments, where JT currently has a limited presence.

Furthermore, JT aims to create and succeed in a new category of cigarettes with reduced tobacco odor. "LUCIA,"[1] which has already shown remarkable success since its recent launch in the Tokyo metropolitan area and several neighboring prefectures, is JT's first product in this new segment. The company sees high potential for this category, products for which JT believes it has certain advantages in R&D. As a pioneer in Japan, JT will aggressively market new products in this category.

With regard to the company's bottom line, JT has been steadily taking necessary cost cutting measures. The company will further streamline its operations in the coming years and make the company's business structure more flexible and efficient.

1. Top line growth strategies
   - ➢ Aggressive marketing activities in growing segments (i.e. "premium" (¥300 and more per pack), menthol and 1-milligram tar segments)
   - ➢ Creation of a new category market – reduced odor products heralded by "LUCIA"
   - ➢ Enhancement of product R&D
     - ✓ Expedited R&D period to realize launch of some ten new products in test markets annually
   - ➢ Establishment of Production Technology Center consolidating sections relating to new product development and manufacturing technology to expedite R&D process
   - ➢ Realignment of domestic product portfolio
     - ✓ Discontinue brands that are interchangeable and seek to maintain some 60 popular basic brand styles reduced from the current 100 while launching new products with high potential
2. Major reform of cost structure
   - ➢ Further consolidation of factories and sales offices
     - ✓ Closure of cigarette factories

       In addition to the plan to close eight factories announced in July 2002, one third of remaining 17 cigarette factories will be closed during the three-year period under JT PLAN-V.
     - ✓ Consolidation of sales offices

       During the same period, one fifth of our 31 sales offices will be consolidated into other sales offices, following the shift and reduction of administrative jobs.
     - ✓ Consolidation of tobacco leaf procurement offices

       Consolidation of tobacco leaf procurement offices and stations (already announced in July 2003).
   - ➢ Optimization of procurement system
     - ✓ Group-based procurement of imported tobacco leaf and non-tobacco material
   - ➢ Other
     - ✓ Group-based cost reduction in areas such as distribution
     - ✓ Streamlining of administrative and planning office of tobacco division's headquarters

[1] "LUCIA Citrus Fresh Menthol" (¥300 per pack), launched in the Tokyo metropolitan area on February 3, 2003 and expanded its sales area into neighboring Kanagawa, Saitama, Chiba, and Yamanashi Prefectures on August 1, 2003.

(2) International Tobacco Business

Following the previous medium-term management plan, Plan 2004, JT expects the international tobacco business to become the key to income growth for the whole JT Group, with further growth in sales volume of the global flagship brands (GFBs) - *Camel*, *Winston*, *Mild Seven* and *Salem*. With this in mind, JT has set the average annual growth target of GFB sales volume for the JT PLAN-V period at more than 5 percent. While the international tobacco business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

The following are the growth strategies for the international tobacco business:

1. Enhancement of brand value of products, especially GFBs
   - ➢ Focused investment in GFBs for further expansion
     - ✓ Renewal of the Salem brand this year following successful renewal of the Camel brand last year

2. Focus on core markets with larger profitability or growth potential
   - ➢ Focused investment in marketing activities in core markets
   - ➢ Reinforcement of brand portfolio in respective core markets

3. Building cost-efficient operation system
   - ➢ Promoting joint purchase of raw material by JT and JT International
   - ➢ Strengthening cost controls

(3) Pharmaceuticals Business

As stated in the previous medium-term management plan, JT's pharmaceuticals business aims to develop a distinctive, internationally recognized R&D driven business, winning recognition by creating innovative drugs. Thus, this business aims to be a future cash flow generator for the JT Group, contributing to the enhancement of JT's corporate value.

The pharmaceutical division's target during the JT PLAN-V period is to put into clinical development three additional compounds, which have the potential to become global products. To achieve this objective, the business will improve the speed and quality of its R&D while determining the potential and feasibility of compounds in the early stages of research.

<u>Measures</u>

- ➢ Strengthening in-house R&D
- ➢ Focus on specific disease areas
- ➢ Accelerating development in collaboration with external partners
  - ✓ Seeking licensing-out opportunities of its compounds to major overseas pharmaceutical companies

(4) Foods Business

On the other hand, the foods business is expected to be the next cash flow generator for JT. In order to make the foods business a solid pillar for JT, the processed foods business aims to achieve more rapid expansion and the beverage business aims to become profitable at the operating income level.

Targets for the period under JT PLAN-V

(Consolidated)

	FY2006[1] targets compared to FY2003[2] results
Processed foods business sales	Increase by approx. 30% from ¥60 billion for FY2003
Beverage business sales	Increase by approx. 10% from ¥172.3 billion for FY2003
Consolidated operating income	Maintain profitability as a basis for the next decade

Processed Foods Business

Following the current strategy, JT aims to further expand both profits and sales volume of its processed foods business, which has achieved steady growth, during the period under JT PLAN-V. Organic growth is key, but where JT regards it as necessary for its business strategy or positive for its value chain development, it will seek collaboration or acquisition opportunities. In this category, JT is concentrating on four areas – frozen foods, seasonings, bakery items and chilled foods[3].

Beverage Business

After carefully analyzing the current beverage business condition in Japan, JT decided to modify its emphasis from sales expansion and EBITDA balance to profitability. JT's beverage business aims to make steady profits on an operating income basis through thorough streamlining. On the other hand, to successfully compete in the Japanese market, it will continue to incur expenses in R&D, advertising, optimized expansion of the vending machine distribution network and product brand enhancement.

(5) Other Businesses

In this category, JT will undertake significant structural reform of businesses that are not expected to be self-sustaining.

[1] FY2006 = The fiscal year ending March 31, 2006
[2] FY2003 = The fiscal year that ended March 31, 2003
[3] Chilled foods business is conducted through JT's subsidiary, Hans Continental Smallgoods Pty. Ltd., headquartered in Australia, which was acquired from Asahi Kasei Corporation.

Company-Wide Measures

To achieve a highly flexible and cost-effective company structure, JT will take company-wide measures including restructuring and streamlining on a wider scale.

(1) **Corporate restructuring**
JT will restructure corporate administrative divisions to enable business to be conducted with fewer employees and achieve further cost effectiveness. JT plans to consolidate the group companies' administrative operations, such as personnel and accounting, and establish a shared service center. Such streamlining will be followed by the reduction of headquarters' administrative personnel by approximately thirty percent at the end of the JT PLAN-V period.

(2) **Offering of voluntary retirement program**
As a result of various cost reduction measures taken during the JT PLAN-V period, it is expected that approximately 4,000 jobs will become redundant. The company will offer a voluntary retirement package to eligible workers.

(3) **Reform of human resource management systems and retirement benefits system**
JT expanded performance-based benefits and an evaluation system to a wider range of employees to motivate and reward workers. At the same time, the company is considering introducing a new system for employee retirement benefits, such as a defined-contribution pension plan and a cash balance pension plan.

(4) **Realignment of asset portfolio**
In recent years, JT sold off properties that were not in use. In addition to accelerating this initiative, JT is considering selling off real estate in its property rental business and using generated proceeds to invest in the three pillar businesses – tobacco, pharmaceuticals and foods.

(5) **Enhancement of group-based optimum management**
JT will continue to optimize the operations of the entire JT group and maintain only those functions which are essential to the group's profitability and smooth operation.

Dividends Policy

In accordance with Plan 2004, JT PLAN-V seeks to gradually increase dividends, but this will depend on the company's attainment of JT PLAN-V targets and the mid- to long-term outlook.

Finance Strategies

JT aims at an optimum cash allocation, including investment in current and future businesses, acquisition of external resources, reduction of interest-bearing debt and enhancement of returning cash to shareholders.

Furthermore, JT will repurchase its own shares and utilize treasury stock to provide management with more financial options when considering external business opportunities or the feasibility of subsidiaries' standing shares purchase.

JT

Reference

<Major Assumption for JT PLAN-V Financial Target>

- Target figures are made based on the company's organic growth without assuming large-scale M&A.
- No additional increase of tobacco excise taxes is assumed.
- Domestic Tobacco Business
  - ✓ Total market demand for the fiscal year ending March 31, 2006: Approx. 285 billion cigarettes.
  - ✓ JT sales volume for the fiscal year ending March 31, 2006: Approx. 179 billion cigarettes.
- International Tobacco Business
  - ✓ No large-scale macro economic changes assumed.
- Pharmaceuticals Business
  - ✓ Revenue from Viracept· royalties will maintain its downward trend.
  - ✓ R&D expenses for pharmaceuticals business will amount to approximately ¥80 billion on a three-year cumulative basis.
- Dollar to yen exchange rate for consolidation: US$1 = ¥120
- Financial impacts, which are expected to be incurred by the planned business restructuring measures, are included with assumptions while developing target figures.

###

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.

FOR IMMEDIATE RELEASE

Japan Tobacco and Philip Morris International Agree not to Renew "Marlboro" License Agreement Ending April 2005

Tokyo, August 6, 2003 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company and Philip Morris International Inc. (PMI) in Switzerland have mutually agreed not to renew the license agreement for the Marlboro brand between the company and Philip Morris Products S.A., PMI's subsidiary, which owns the Marlboro trademarks, after the current agreement period which will expire at the end of April, 2005.

The agreement for the Japanese market was first made by the Japan Tobacco and Salt Public Corporation, JT's predecessor, in 1972, and was renewed in 1986. Under the agreement, JT has exclusive rights in the manufacturing and sale of Marlboro products in the Japanese market.

Until the expiration of the agreement at the end of April, 2005, JT will continue to manufacture and sell Marlboro products which will be distributed to the Japanese market as usual.

In the fiscal year that ended March 2003, JT's sales, including tobacco excise taxes from Marlboro brand products, were approximately ¥318 billion, or ¥130 billion without excise taxes. Operating income from the products in the same fiscal year was approximately ¥12 billion. The potential impact of the ending of this agreement, based on the figures of the previous fiscal year ended March 2003, is expected to be an approximate decrease of ¥50 billion in operating income, which includes personnel expenses and depreciation.

Note to editors:
In a separate press release, JT also announced today its new Medium-Term Management Plan.

###

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for April-June 2003 Quarter

Tokyo, July 30, 2003 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced its domestic and international tobacco business results today for the quarter that ended June 30, 2003.

1. Domestic tobacco business results for the quarter that ended June 30, 2003

The aging society and growing health consciousness, combined with the depressed domestic economy, continue to negatively affect total cigarette demand in Japan. On July 1, 2003, JT increased domestic tobacco prices by 1 yen per cigarette, with some exceptions[1], in line with the increase in tobacco excise taxes that took effect on the same day. This amendment brought increased demand just before the price hike. Mainly because of this factor, JT's domestic sales volume for the quarter was 65.6 billion cigarettes, up 7.2 billion cigarettes or 12.4 percent, from the same quarter last year.

Quarterly results for the fiscal year ending March 31, 2004

	Apr - Jun
Sales volume (billions of cigarettes)	65.6
Retail price sales[2] (billions of JPY)	836.1
Net sales per thousand cigarettes[3] (JPY)	10,856
Net sales excluding excise tax per thousand cigarettes[4] (JPY)	3,850
Market share (%)	73.0

* Figures for domestic duty-free sales and the China, Hong Kong, and Macau markets which are handled by JT as the "China Division" are not incorporated in the table shown above. Sales volume from domestic duty-free sales and the China Division for the Apr-Jun quarter totaled 1.2 billion cigarettes.

(Reference)

Quarterly and full fiscal year results for the fiscal year that ended March 31, 2003

	Apr-Jun	July-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	58.4	59.6	60.0	50.9	229.0
Retail price sales (billions of JPY)	744.2	760.1	765.8	649.1	2,919.4
Net sales per thousand cigarettes (JPY)	10,861	10,860	10,864	10,868	10,863
Net sales, excluding excise tax, per thousand cigarettes (JPY)	3,853	3,853	3,858	3,858	3,856
Market share (%)	73.5	73.4	73.2	73.0	73.3

* Figures for domestic duty-free sales and the China, Hong Kong, and Macau markets are not incorporated in the table shown above. Domestic duty-free sales volume and sales volume from the China, Hong Kong, and Macau markets totaled 6.0 billion cigarettes for the full fiscal year.

---

[1] Two brands maintained current prices. Three brands were increased by ¥0.5 per cigarette and eight brands were increased by ¥1.5 per cigarette.

[2] Retail price sales = sales volume multiplied by fixed retail price.

[3] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1000.

[4] Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - national tobacco excise tax - local tobacco excise taxes - national tobacco special excise tax) / sales volume * 1000.

2. International tobacco business results for first half of the fiscal year

In international tobacco operations, Global Flagship Brands (GFBs) — Camel, Winston, Mild Seven, and Salem — showed steady growth of 1.5 billion cigarettes, or 2.7 percent, from the first half of last year while overall volume for the first half of the year declined by 6.3 billion cigarettes, or 6.1 percent, from the first half of last year. This demonstrates our commitment to focusing more on higher priced products represented by our GFBs. Sales, including tax, grew by US$303 million, or 11.4 percent, sales, excluding excise tax, increased by US$88 million, or 5.8 percent, and sales, excluding excise tax, per thousand cigarettes, increased by US$1.9 or 13.6 percent from the first half of last year. EBITDA[5] for the first half of this year was down US$27 million, or 8.9 percent, from the first half of last year, due to various strategic initiatives taken in 2002, which focused marketing investments to the second half of the year. The marketing investment in the first half of 2003 increased 17.4 percent compared to the first half of last year.

Results for the international tobacco business for the first half of this year are in line with our forecasted results for the full year ending December 31, 2003. Forecasts for the international tobacco business for the year ending December 31, 2003, are the same figures as announced on February 12, 2003 and are shown below for reference.

(Reference)
Forecasts for international tobacco business
(After consolidation adjustment excluding the China Division)

	2003 Forecast
Total sales volume (billions of cigarettes)	204.0
GFB sales volume (billions of cigarettes)	114.0
Sales, including excise tax (millions of US$)	5,740

*With respect to EBITDA, JT is aiming at double-digit growth for its international business excluding "China Division" in fiscal 2003.

Quarterly results for the year ending December 31, 2003
(Preliminary results, after consolidation adjustment)

	Jan-Mar	Apr-Jun	First half 2003
Sales volume (billions of cigarettes)	46.6	50.3	96.8
GFB sales volume (billions of cigarettes)	27.6	28.9	56.5
Sales, including excise tax (millions of US$)	1,369	1,577	2,946
Sales, excluding excise tax (millions of US$)	758	844	1,603
Sales, excluding excise tax per thousand cigarettes (US$)	16.3	16.8	16.5
EBITDA (millions of US$)	--	--	275

*Figures for domestic duty-free sales and the China, Hong Kong, and Macau markets which are handled by JT as the "China Division" are not incorporated in the table shown above.

[5] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed

(Reference)
Quarterly results for the year that ended December 31, 2002

(After consolidation adjustment)

	Jan-Mar	Apr-Jun	First half 2002	Jul-Sep	Oct-Dec	Full year 2002
Sales volume (billions of cigarettes)	50.3	52.8	103.1	53.0	47.2	203.3
GFB sales volume (billions of cigarettes)	27.1	28.0	55.1	28.1	26.6	109.8
Sales, including excise tax (millions of US$)	1,275	1,368	2,643	1,443	1,330	5,416
Sales, excluding excise tax (millions of US$)	735	780	1,515	802	742	3,059
Sales, excluding excise tax, per thousand cigarettes (US$)	14.6	14.8	14.7	15.1	15.7	15.1
EBITDA (millions of US$)	–	--	302	--	–	480

* Figures for the China, Hong Kong and Macau markets which were transferred from JT International S.A. to JT as the "China Division" on January 1, 2003 have been excluded for comparison.

3. Factors influencing financial condition or business results for the April-June quarter, 2003 – Change of accounting methods related to retirement benefits for an old mutual pension program.

As announced on May 8, 2003, JT decided to change accounting methods relating to retirement benefits for an old mutual pension program to further enhance the company's financial soundness. The Japanese government is primarily responsible for these mutual pension expenses. JT, as a formerly wholly government-owned company, is obligated to reimburse the Japanese government for such expenses[6]. Up to the fiscal year ended March 31, 2003, expenses resulting from service prior to July 1, 1956, which by law JT must bear, were charged at the beginning of each fiscal year as legal welfare expenses[7] as part of general and administrative expenses, per the Social Insurance Agency's request to JT to make annual payments. For the fiscal year ending March 31, 2004, however, JT has decided to change its accounting methods[8] relating to these retirement benefit expenditures and therefore will recognize a one-time extraordinary charge of approximately ¥185.0 billion, the present value of the total pension liabilities for this old mutual pension program, as a projected benefit obligation. For the fiscal year ending March 31, 2004, this change will positively impact the company's recurring profit by approximately ¥12.0 billion and negatively impact its net income by approximately ¥102.0 billion, after adjustment for deferred tax effect. The positive impact on the company's recurring profit is expected to continue in the foreseeable future. The company's cash flow will not be affected because the annual cash payment will be made as before despite the change in accounting methods for this mutual pension plan.

[6] JT and most of its domestic subsidiaries have unfunded severance indemnity plans and/or trusteed non-contributory defined benefit pension plans covering substantially all of their employees. These plans already follow current Japanese accounting standards.

[7] Amount paid for this old mutual pension plan in the fiscal year ended March 31, 2003, was ¥16.8 billion, to 27,366 beneficiaries including qualified bereaved families.

[8] The new accounting method considers the Revised Accounting Standards for Independent Administrative Institutions which prescribes accounting for annuity obligations for government sponsored pension plans.

4. Forecasts for JT's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2004

Forecasts for JT's consolidated and non-consolidated financial results have not changed since the previous announcement on May 8, 2003.

(Reference)
Plans for JT's consolidated and non-consolidated financial results

	Consolidated financial results FY 3/2004 (Forecast)	Non-Consolidated financial results FY 3/2004 (Forecast)
Sales including tax (billions of JPY)	4,580.0	2,680.0
Recurring profit (billions of JPY)	174.0	120.0
Net income (billions of JPY)	-20.0	-43.0
Net income per share (JPY)	-10,000	-21,500

*Total dividends per share for the fiscal year ending March 31, 2004, is expected to be ¥10,000, or ¥5,000 for each half-year period.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.492 trillion in the fiscal year ended March 31, 2003.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

item 11-14)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Applies to Raise Tobacco Product Prices in Response to an Impending Tax Increase

Tokyo, May 19, 2003 --- Japan Tobacco Inc. (JT) (TSE: 2914) has applied to the Ministry of Finance for approval[1] to amend the list prices of its domestic tobacco products in line with the scheduled increase in tobacco excise taxes that will take effect on July 1, 2003.

JT has applied to amend the list prices for 121 of its 127 brands. Prices will be increased by ¥1 per cigarette, or ¥20 per pack, for most brands, with some exceptions*. For these exceptions, the list prices will be determined with careful consideration of the cost structure and market trends for each brand.

The new list prices will take effect from July 1 of this year following approval from the Ministry of Finance.

* Cigarettes that will not be raised by ¥20 per pack include:
- The two brands that will maintain current prices: "MILD SEVEN.ONE.100'S. BOX" and "CASTER.ONE.100'S.BOX".
- The three brands that will be increased by ¥10 per pack: "MILD SEVEN.EXTRA LIGHTS.100'S.BOX," "MILD SEVEN.ONE.BOX" and "CASTER.ONE.BOX".
- The eight brands that will be increased by ¥30 per pack: "SEVEN STARS," "CABIN.ULTRA MILD.100'S.BOX," "BEVEL.LIGHTS," "BEVEL.FLAIR.MENTHOL," "FRONTIER.LIGHTS.100'S.BOX," "FRONTIER.PURE.BOX," "ALFA.BOX" and "ALFA.MENTHOL.BOX".

Brands that will maintain current prices include the following four cigar brands: "PALOMA (1 cigarillo) and (5 cigarillos)," and "MARIPOSA (1 cigarillo) and (5 cigarillos)".

###

Japan Tobacco Inc., with sales of US$36 billion (converted at a rate of US $1 = ¥125.18) in the fiscal year ended March 31, 2003, is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods.

[1] In Japan, under Tobacco Business Law, list prices for Japan Tobacco Inc.'s tobacco products and imported tobacco products must be approved by the Ministry of Finance. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Ministry of Finance.

Comparison of old and new retail prices.

【Attachment】

(Unit:¥)

Category	Brand Name	Current Price	New Price
Cigarettes	PEACE (50)	700	750
Cigarettes	MINI.STAR	330	360
Cigarettes	MILA.SCHŌN	320	340
Cigarettes	MILA.SCHŌN.MENTHOL	320	340
Cigarettes	AIRS	300	320
Cigarettes	AIRS.MENTHOL	300	320
Cigarettes	CABIN.PRESTIGE	300	320
Cigarettes	GITANES.BLONDES.100'S	300	320
Cigarettes	ICENE.SUPER COOLING.MENTHOL	280	300
Cigarettes	CABIN.MILD.100'S.BOX	280	300
Cigarettes	PEACE.ACOUSTIC	280	300
Cigarettes	MARLBORO	280	300
Cigarettes	MARLBORO.BOX	280	300
Cigarettes	MARLBORO.MEDIUM	280	300
Cigarettes	MARLBORO.MEDIUM.BOX	280	300
Cigarettes	MARLBORO.MENTHOL	280	300
Cigarettes	MARLBORO.MENTHOL.BOX	280	300
Cigarettes	MARLBORO.LIGHTS	280	300
Cigarettes	MARLBORO.LIGHTS.BOX	280	300
Cigarettes	MARLBORO.LIGHTS.MENTHOL	280	300
Cigarettes	MARLBORO.LIGHTS.MENTHOL.BOX	280	300
Cigarettes	MARLBORO.LIGHTS.MENTHOL.100'S.BOX	280	300
Cigarettes	LUCIA.CITRUS FRESH.MENTHOL	280	300
Cigarettes	ALFA.BOX	270	300
Cigarettes	ALFA.MENTHOL.BOX	270	300
Cigarettes	CABIN.ULTRA MILD.100'S.BOX	270	300
Cigarettes	FRONTIER.PURE.BOX	270	300
Cigarettes	FRONTIER.LIGHTS.100'S.BOX	270	300
Cigarettes	BEVEL.FLAIR.MENTHOL	270	300
Cigarettes	BEVEL.LIGHTS	270	300
Cigarettes	EPIQUE.MENTHOL	270	290
Cigarettes	GOLDENBAT.BOX	270	290
Cigarettes	HARMONY	270	290
Cigarettes	FRONTIER.SLIMS.MENTHOL	270	290
Cigarettes	BEVEL.LIGHTS.MENTHOL	270	290
Cigarettes	MILD SEVEN.EXTRA LIGHTS.100'S.BOX	270	280
Cigarettes	CASTER.ONE.100'S.BOX	270	270
Cigarettes	MILD SEVEN.ONE.100'S.BOX	270	270
Cigarettes	CASTER.SUPER MILD.BOX	260	280
Cigarettes	CASTER.BOX	260	280
Cigarettes	CASTER.MILD.BOX	260	280
Cigarettes	CABIN.ULTRA MILD.BOX	260	280
Cigarettes	CABIN.SUPER MILD.BOX	260	280
Cigarettes	CABIN.BOX	260	280
Cigarettes	CABIN.MILD	260	280
Cigarettes	CABIN.MILD.BOX	260	280
Cigarettes	COSMOS	260	280
Cigarettes	SEASONS	260	280
Cigarettes	SPIRIT	260	280

(Unit: ¥)

Cigarettes	SEVEN STARS.CUSTOM LIGHTS.BOX	260	280
Cigarettes	SEVEN STARS.BOX	260	280
Cigarettes	SEVEN STARS.MENTHOL.BOX	260	280
Cigarettes	SEVEN STARS.MENTHOL.LIGHTS.BOX	260	280
Cigarettes	TENDER.BOX	260	280
Cigarettes	PEACE (20)	260	280
Cigarettes	PEACE.SUPER LIGHTS.BOX	260	280
Cigarettes	PEACE.MEDIUM.BOX	260	280
Cigarettes	PEACE.LIGHTS.BOX	260	280
Cigarettes	FRONTIER.MENTHOL.BOX	260	280
Cigarettes	FRONTIER.LIGHTS.BOX	260	280
Cigarettes	MILD SEVEN.ICE BLUE.SUPER LIGHTS.BOX	260	280
Cigarettes	MILD SEVEN.EXTRA LIGHTS.BOX	260	280
Cigarettes	MILD SEVEN.SUPER LIGHTS.BOX	260	280
Cigarettes	MILD SEVEN.SPECIAL LIGHTS.BOX	260	280
Cigarettes	MILD SEVEN.SELECT	260	280
Cigarettes	MILD SEVEN.BOX	260	280
Cigarettes	MILD SEVEN.LIGHTS.BOX	260	280
Cigarettes	MR.SLIM	260	280
Cigarettes	MI-NE	260	280
Cigarettes	CASTER.ONE.BOX	260	270
Cigarettes	MILD SEVEN.ONE.BOX	260	270
Cigarettes	SEVEN STARS	250	280
Cigarettes	CASTER	250	270
Cigarettes	CASTER.MILD	250	270
Cigarettes	CASTER.ONE	250	270
Cigarettes	SOMETIME.SUPER LIGHTS	250	270
Cigarettes	SOMETIME.LIGHTS	250	270
Cigarettes	CHERRY	250	270
Cigarettes	HI-LITE	250	270
Cigarettes	HI-LITE.ULTRA MILD.BOX	250	270
Cigarettes	HI-LITE.MILD	250	270
Cigarettes	MILD SEVEN	250	270
Cigarettes	MILD SEVEN.EXTRA LIGHTS	250	270
Cigarettes	MILD SEVEN.SUPER LIGHTS	250	270
Cigarettes	MILD SEVEN.MENTHOL	250	270
Cigarettes	MILD SEVEN.LIGHTS	250	270
Cigarettes	MILD SEVEN.ONE.	250	270
Cigarettes	MILD SEVEN FK	250	270
Cigarettes	HI-TONE	210	230
Cigarettes	URUMA	160	180
Cigarettes	WA-KA-BA	160	180
Cigarettes	ECHO	150	170
Cigarettes	SHINSEI	150	170
Cigarettes	VIOLET	150	170
Cigarettes	PEACE (10)	130	140
Cigarettes	HOPE (10)	130	140
Cigarettes	HOPE.MENTHOL	130	140
Cigarettes	HOPE.LIGHTS	130	140
Cigarettes	GOLDEN BAT	110	130

(Unit: ¥)

Category	Brand Name	Current Price	New Price
Pipe Tobacco	ASUKA	770	820
Pipe Tobacco	SILK ROAD	580	620
Pipe Tobacco	FOREST.WHISKY	700	750
Pipe Tobacco	CAPITO.SUPER LIGHT	560	600
Pipe Tobacco	CAPITO.MELLOW LIGHT	560	600
Pipe Tobacco	PROMENADE	520	560
Pipe Tobacco	BIGHORN	520	560
Pipe Tobacco	BIGHORN.APRICOT.BRANDY	520	560
Pipe Tobacco	ROCK'N.CHAIR	510	550
Pipe Tobacco	MOMOYAMA	630	680
Pipe Tobacco	MOMOYAMA (40)	480	520
Cigars	ARCADIA (1)	170	180
Cigars	ARCADIA (5)	850	900
Cigars	GLORIA (1)	130	140
Cigars	GLORIA (5)	650	700
Cigars	PALOMA (1)	80	80
Cigars	PALOMA (5)	400	400
Cigars	BARCA	290	310
Cigars	BONITA	170	180
Cigars	MARIPOSA (1 Cigar)	290	300
Cigars	MARIPOSA (5 Cigars)	1,450	1,500
Cigars	MARIPOSA (1 Cigarillo)	100	100
Cigars	MARIPOSA (5 Cigarillos)	500	500
Cigars	LUMBER JACK	150	160
Cigars	KEITH.MILD	270	290
Cigars	KEITH.SLIM	230	240
Cut Tobacco	KOIKI	310	320
Cut Tobacco	YAMABUKI	260	280

item 11-15)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT's Fiscal 2003 Consolidated Financial Results
(April 1, 2002 – March 31, 2003)

TOKYO, May 8, 2003 — Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the fiscal year ended March 31, 2003. While net sales showed a slight decline of 1.1 percent from the previous fiscal year, operating income, net income and EBITDA[1] all achieved sound growth. JT's net income, due to the absence of considerable extraordinary charges recognized in the previous year, more than doubled. Operating income and recurring profit reached their highest levels since the company's privatization in 1985. Compared with the previous fiscal year, EBITDA grew 0.9 percent and operating income increased 15.4 percent.

Net sales for the fiscal year ended March 31, 2003 were ¥4.492 trillion, down ¥51.9 billion from the previous fiscal year. Though the company achieved growth in both international cigarette sales and foods sales, decreases in domestic cigarette sales, affected by weak demand in the domestic market, exceeded the increase in international cigarette sales and foods sales.

At the same time, operating income increased from ¥163.8 billion to ¥188.9 billion, and recurring profit also increased from ¥156.6 billion to ¥173.2 billion. Increased profitability was achieved due to factors such as profit growth in the international tobacco business, reduction in personnel costs resulting from the voluntary retirement program introduced in Japan and the implementation of SFAS 142 regarding the amortization of goodwill arising from the acquisition of RJR's international tobacco business.

JT's net income increased to ¥75.3 billion for the fiscal year ended March 31, 2003, up ¥38.4 billion from the previous fiscal year. The fiscal year ended March 31, 2002, included one-time extraordinary charges such as the voluntary retirement program in Japan and business restructuring costs for international operations, but such large extraordinary charges were absent for the fiscal year ended March 31, 2003.

"Despite the severe business environment surrounding JT's tobacco business, our efforts to make the company cost competitive and efficient are now paying-off. We have achieved record highs both in operating income and recurring profit, proving our capability to enhance JT's corporate value," said Katsuhiko Honda, President and CEO of JT. "With the imposition of the tobacco excise tax increase this year in Japan, we foresee further challenges. but we are determined to take appropriate steps to ensure the company's long-lasting success."

---

[1] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

Summary of Consolidated Results

Unit: Billions of Yen

	FY3/2002 (Actual) [A]	FY3/2003 (Actual) [B]	Difference [B] – [A]	% Change
Sales including tax	4,544.1	4,492.2	-51.9	-1.1%
EBITDA[1]	334.1	337.2	3.1	0.9%
Operating income	163.8	188.9	25.1	15.4%
Recurring profit	156.6	173.2	16.5	10.6%
Net income	36.8	75.3	38.4	104.3%
FCF*	31.4	170.3	138.9	442.4%
Capital investments	*96.5*	*109.1*	*12.6*	*13.1%*
ROE	2.4%	4.7%	2.3%	-

Note:

FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:

From "cash flow from operating activities"

Dividend received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)

From "cash flow from investing activities"

Cash outflow from purchase of marketable securities / proceeds from sale of marketable securities / cash outflow from purchase of investment securities / proceeds from sale of investment securities / others (but not business related investment securities which are included in the investment securities category)

*The tobacco excise tax for February 2001 was outstanding on March 31, 2001, because the annual closing date of FY3/2001 was a bank holiday; the excise tax for February 2002 was paid within the fiscal year despite the fact that the annual closing date of FY3/2002 was also a bank holiday. This led to payment of tobacco excise taxes for thirteen months in FY3/2002 and for the normal twelve months in FY3/2003 and a significant disparity of FCF between the two years.

Results by Business Segment

Tobacco Business

On a year-to-year basis, net sales for the tobacco business decreased by ¥43.5 billion to ¥4.134 trillion due mainly to weak domestic tobacco sales volume of 229.0 billion units (excluding domestic duty-free sales volume), down by 8.1 billion units from the previous fiscal year. The strong performance of JT International (JTI), JT's international tobacco subsidiary, whose net sales grew by ¥27.3 billion to ¥691.3 billion, was achieved with growth of the Global Flagship Brands (GFBs) — Camel, Winston, Mild Seven and Salem —, an increase in sales in higher retail price markets and the imposition of higher excise taxes, despite the negative impact of dollar to yen exchange rates. A decrease in sales volume was offset by various cost reduction measures, and consolidated EBITDA for the tobacco business increased ¥0.4 billion to ¥321.4 billion. Consolidated operating income for this business also grew to ¥213.3 billion, up ¥21.2 billion from the fiscal year ended March 31, 2002, due to the discontinuance of fixed and straight-line amortization of goodwill arising from the acquisition of RJR's international tobacco business because of the adoption of SFAS 142.

Pharmaceutical Business

Pharmaceutical sales decreased to ¥53.9 billion from ¥61.8 billion due mainly to declines in royalty income of Viracept™, an anti-HIV drug, and reduced sales at Torii

[1] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Pharmaceutical Co., Ltd. However, various factors, such as the revision of some international alliances which led to reduced R&D expenditures, had a positive impact on the business' profit and loss balance. JT's pharmaceuticals business recorded a ¥5.1 billion loss in EBITDA, improving by ¥3.4 billion from the previous fiscal year, and a ¥13.8 billion operating loss, an improvement of ¥5.1 billion from the fiscal year ended March 31, 2002.

Foods Business

JT brand beverage sales volume showed steady growth from 31.2 million cases in the previous fiscal year to 31.6 million cases for the fiscal year ended March 31, 2003. Furthermore, the newly acquired bakery subsidiary, Saint-Germain Co., Ltd., contributed to JT's foods business sales of ¥232.4 billion, up ¥11.2 billion from the previous fiscal year. However, JT amortized all of the goodwill that resulted from the bakery subsidiary acquisition, totaling ¥1.6 billion, during the fiscal year that ended March 31, 2003, and thus the foods business' operating loss expanded by ¥1.3 billion to ¥13.1 billion. EBITDA of this business amounted to ¥0.5 billion as this business aims to achieve positive EBITDA figures while pursuing business volume growth.

Other Businesses

JT reduced its agribusiness volume because of the company's decision to withdraw from the vegetable distribution operation announced in October of last year. JT's sales relating to its real estate business also declined due to a decrease in large-scale real estate sales in the fiscal year that ended March 31, 2003, compared to the previous fiscal year. As a result, total sales of JT's non-core businesses decreased from ¥83.0 billion to ¥71.4 billion. These businesses' EBITDA and operating income were ¥19.6 billion and ¥0.9 billion respectively.

Fiscal 2004 Outlook

With respect to the financial outlook for the fiscal year ending March 31, 2004, JT anticipates its net sales will be ¥4.58 trillion, and recurring profit is estimated to increase marginally to ¥174.0 billion. JT's consolidated net income, however, is expected to be a loss of ¥20.0 billion, because of a one-time extraordinary charge of ¥185.0 billion.

This one-time extraordinary charge, amounting to ¥185.0 billion, will be incurred by making allowances of retirement benefits for an old mutual pension program. Although the Japanese government is primarily responsible for these mutual pension expenses, JT, as a formerly wholly government-owned company, is obligated to reimburse the Japanese government for such expenses[2]. Up to the fiscal year ended March 31, 2003, expenses resulting from service prior to July 1, 1956, which by law JT must bear, were charged at the beginning of each fiscal year as legal welfare expenses[3] as part of general and administrative expenses, per the Social Insurance Agency's request to JT to make annual payments. For the fiscal year ending March 31, 2004, however, to further enhance the company's financial soundness, JT has decided to change accounting methods[4] relating to this retirement benefit expenditure and therefore will recognize a one-time extraordinary charge of approximately ¥185.0 billion, the present value of the

[2] JT and most of its domestic subsidiaries have unfunded severance indemnity plans and/or trusteed non-contributory defined benefit pension plans covering substantially all of their employees. These plans already follow current Japanese accounting standards.

[3] Amount paid for this old mutual pension plan in the fiscal year ended March 31, 2003, is ¥16.8 billion, to 27,366 beneficiaries including qualified bereaved families.

[4] The new accounting method considers the Revised Accounting Standards for Independent Administrative Institutions which prescribes accounting for annuity obligations for government sponsored pension plans.

total pension liabilities for this old mutual pension program, as a projected benefit obligation. For the fiscal year ending March 31, 2004, this change will positively impact the company's recurring profit by approximately ¥12.0 billion and negatively impact its net income by approximately ¥102.0 billion, after adjustment for deferred tax effect. The positive impact on the company's recurring profit is expected to continue in the foreseeable future. The company's cash flow will not be affected because the annual cash payment will be made as before despite the change in accounting methods for this mutual pension plan. If JT had maintained its traditional accounting method regarding this mutual pension program, the company's expected net income for the fiscal year ending March 31, 2004, would have likely increased from the fiscal year ended March 31, 2003.

Apart from the above-mentioned extraordinary charge, JT has made certain assumptions as the basis of its fiscal 2004 outlook. Major assumptions are as follows:

- The expected domestic cigarette sales volume[5], excluding duty-free sales, for the fiscal year ending March 31, 2004, will decrease from 229.0 billion cigarettes to 217.0 billion cigarettes assuming that increased tobacco excise taxes are passed onto consumers and therefore increase the price of every cigarette sold in Japan.
- The tobacco excise tax increase, in Japan and overseas, will increase JT's consolidated tobacco business sales including tax by approximately ¥100.0 billion, and is the biggest factor driving the expected sales increase of ¥87.8 billion.
- International cigarette sales volume is expected to be 204.0 billion cigarettes[5], up 0.7 billion units from the fiscal year ended March 31, 2003. At the same time, the company estimates that GFB sales volume in the international markets will increase to 114.0 billion cigarettes, up 4.2 billion units. As a result, net sales for the international tobacco business, including tobacco excise taxes, are forecasted to increase to $5,740 million for the fiscal year ending March 31, 2004, from $5,416 million for the fiscal year ended March 31, 2003.
- JT-branded beverage sales volume is expected to increase from 31.6 million cases in the fiscal year ended March 31, 2003, to 35.0 million cases in the fiscal year ended March 31, 2004.
- The estimated foreign exchange rates for consolidation of the books is ¥120 per US$1 for the fiscal year ending March 31, 2004.

Units: Billions of Yen

	FY3/2003 (Actual) [A]	FY 3/2004 (Forecast) [B]	[B] - [A]	Net change (%)
Sales including tax	4,492.2	4,580.0	87.8	2.0
Recurring profit	173.2	174.0	0.8	0.5
Net income	75.3	-20.0	-95.3	–

Total dividends per share of JT for the fiscal year ended March 31, 2003, is expected to be ¥10,000, or ¥4,000 for the interim dividend and ¥6,000 for the year-end dividend. Total dividends per share for the fiscal year ending March 31, 2004, is also expected to be ¥10,000, comprised of ¥5,000 each for the interim dividend and the year-end dividend.

[5] The business for the China, Hong Kong and Macau markets was transferred from JT International to JT as the "China Division" on January 1. 2003, and therefore is included in the domestic business category. However, forecasted sales volume of the "China Division" is excluded both from domestic cigarette sales volume/sales and international cigarette sales volume/sales in this document for the sake of comparability.

###

Japan Tobacco Inc., with sales of US$36 billion (converted at a rate of US $1 = ¥125.18) in the fiscal year ended March 31, 2003, is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Propose a Repurchase of Its Own Shares

Tokyo, May 8, 2003 — Japan Tobacco Inc. (JT, TSE: 2914) announced today that its Board of Directors will submit a proposal at the 18th ordinary general meeting of shareholders, to be held on June 25, 2003, to provide the company with the option to repurchase the company's own shares pursuant to the provisions of Article 210 of the Japanese Commercial Code. Details are as follows:

1. Purpose of the proposal

JT seeks shareholder approval for a repurchase of its own shares to provide management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment.

2. Particulars of the shares to be repurchased

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Aggregate number of shares to be repurchased:	Up to 100,000 shares
(3) Aggregate repurchase price of shares:	Up to ¥75 billion

###

Japan Tobacco Inc., with sales of US$36 billion (converted at a rate of US $1 = ¥125.18) in the fiscal year ended March 31, 2003, is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods.

Data sheet for fiscal year ended March 31, 2003 (1)

1. Breakdown of net sales

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Net sales	4,544.1	4,492.2	-51.9
Tobacco	4,178.0	4,134.4	-43.5
Domestic	3,514.0	3,443.1	-70.9
NS excluding excise tax	1,278.8	1,255.8	-22.8
International	663.9	691.3	27.3
NS excluding excise tax	396.9	393.7	-3.1
Pharmaceuticals	61.8	53.9	-7.9
Foods	221.1	232.4	11.2
Beverage	173.1	172.3	-0.8
Processed foods	48.0	60.0	12.0
Other	83.0	71.4	-11.5

2. Leaf tobacco reappraisal profit / loss

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Leaf tobacco reappraisal profit / loss	-1.9	-0.7	1.2

* Profit: when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
SG&A	781.6	733.9	-47.6
Personnel *1	222.7	209.7	-12.9
Advertising and general publicity	40.2	35.7	-4.4
Sales promotion	155.2	142.0	-13.2
R&D	52.6	44.5	-8.1
Depreciation	59.5	56.7	-2.7
Others *2	251.1	245.0	-6.0

*1 Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

*2 Others include Marlboro license related expenses which accounted for approximately JPY 45.0 billion for the fiscal year ended March 31, 2003.

4. EBITDA by business segment

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Consolidated EBITDA	334.1	337.2	3.1
Operating income	163.8	188.9	25.1
Depreciation and amortization *	148.0	136.5	-11.8
Goodwill amortization	22.2	11.7	-10.4
Tobacco EBITDA	320.9	321.4	0.4
Operating income	192.1	213.3	21.2
Depreciation and amortization *	117.5	108.5	-9.0
Goodwill amortization	11.2	-0.4	-11.7
Pharmaceuticals EBITDA	-8.5	-5.1	3.4
Operating income	-18.9	-13.8	5.1
Depreciation and amortization *	5.8	4.1	-1.7
Goodwill amortization	4.6	4.6	-
Foods EBITDA	2.2	0.5	-1.7
Operating income	-11.8	-13.1	-1.3
Depreciation and amortization *	8.2	6.1	-2.0
Goodwill amortization	5.8	7.5	1.8
Others EBITDA	19.6	19.5	0.0
Operating income	1.7	0.8	-0.9
Depreciation and amortization *	17.4	18.7	1.2
Goodwill amortization	0.4	0.0	-0.3

EBITDA=operating income + depreciation and amortization* + goodwill amortization

* Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses

5. Amortization relating to major acquisitions

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Years to amortize	Finish date
JT International	44.5	33.2	-	-
Trademark rights (owned by JT)	29.2	29.3	10	Apr-09
Patents (owned by JT)	3.9	3.9	8	Apr-07
Goodwill*	11.2	-	-	-
Torii Pharmaceuticals	4.8	4.8	5	Mar-04
Goodwill	4.6	4.6	5	Mar-04
former Asahi Chemical Food Group	1.5	1.5	-	-
Trademark rights	0.05	0.05	10	Jun-09
Patents	0.04	0.04	8	Jun-07
Goodwill	1.4	1.4	5	Mar-04
Japan Beverage	5.8	5.8	-	-
Goodwill	5.8	5.8	5	Mar-07
Portion that finished amortization March 2003	3.9	3.9	5	Finished
Saint Germain	-	1.6	1	Finished
Goodwill	-	1.6	1	Finished

* Effective from the fiscal year ended March 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. However, the goodwill is subject to being tested for impairment annually. JT concluded that there would be no need to realize any loss for impairment in the fiscal year ended March 31, 2003

6. Capital expenditure

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Capital expenditures	96.5	109.1	12.6
Tobacco	70.0	60.9	-9.1
Pharmaceuticals	2.2	1.1	-1.1
Foods	6.0	7.2	0.3
Other businesses	18.1	38.8	20.6

7. Free cash flow

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Free cash flow	31.4	170.3	138.9

Free cash flow is cash flow from operating activities plus cash flow from investing activities less the items below:

From cash flow from operating activities

Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)

Interest paid and the tax implication by deducting the item (assumption of corporate tax rate: 42%)

From cash flow from investing activities

Purchases of and proceeds from sale of marketable securities

Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above.

8. Cash and cash equivalents

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Cash and cash equivalents	550.7	623.5	72.8

Cash and cash equivalents = cash and deposits + marketable securities

9. Interest-bearing debt

(unit: JPY billion)

	FY ended March 2002	FY ended March 2003	Change
Interest-bearing debt	511.7	424.4	-87.2

Interest-bearing debt = short-term bank loans + bonds + long-term debt

10. Business data

<Domestic tobacco business>

	FY ended March 2002	FY ended March 2003	Change	
JT sales volume	237.2	229.0	-8.1	billions of cigarettes
Industry volume	319.2	312.6	-6.6	billions of cigarettes
JT Market share	74.3	73.3	-1.0	%
JT net sales per thousand cigarettes	10,857	10,863	6	JPY
Number of leaf tobacco growers	21	20	-1	thousand
Area under cultivation for leaf tobacco	23	23	0	thousand hectares
Volume of purchased domestic leaf tobacco	60	58	-2	thousand tons
Price of purchased domestic leaf tobacco	114.7	109.2	-5.5	JPY billion

Domestic duty-free and China division are excluded.

<International tobacco business>

	Year ended Dec 2001	Year ended Dec 2002	Change	
Total sales volume	215.1	207.8	-7.2	billions of cigarettes
GFB sales volume	107.8	112.4	4.6	billions of cigarettes
JPY/USD rate for consolidation	131.95	125.18	-6.77	JPY

<Pharmaceuticals business>

	FY ended March	FY ended March 2003	Change	
Royalty revenue of Viracept	110	75	-34	USD million
R&D expenses (parent company)	34.5	26.4	-8.0	JPY billion

<Foods business>

	FY ended March	FY ended March 2003	Change	
JT brand beverage sales volume	31.20	31.60	0.40	millions of cases
Net sales of JT brand beverage	70.9	76.0	5.1	JPY billion
Number of beverage vending machines	75,000	89,000	14,000	
JT-owned	36,500	45,500	9,000	
Combined *	38,500	43,500	5,000	

* "Combined" vending machines focus on JT brand beverages but also sell non-JT brand beverages.

11. Number of employees

	FY ended March 2002	FY ended March 2003	Change
Number of employees (consolidated basis)	39,367	38,628	-759
Tobacco	29,660	28,946	-914
Pharmaceuticals	1,660	1,530	-80
Foods	4,097	4,561	464
Other businesses	2,707	2,437	-270
Corporate	1,143	1,134	-9
Number of employees (parent company)	14,462	14,172	-290

Number of employees is counted at working base.

	End of Dec 2001	End of Dec 2002	Change
Number of JTI employees	about 11,700	about 11,600	about -100

Data sheet for fiscal year ended March 31, 2003 (2)

1. Consolidated financial outlook for fiscal year ending March 31, 2004

(unit: JPY billion)

	FY ended March 2003 (Actual)	FY ending March 2004 (Forecast)	Change
Net sales	4,492.2	4,580.0	87.8
Recurring profit	173.2	174.0	0.8
Net income	75.3	-20.0	-95.3

(unit: JPY billion)

	FY ended March 2003 (Actual)	FY ending March 2004 (Forecast)	Change
Capital expenditures	109.1	98.6	-10.5
Tobacco	60.9	67.9	7.0
Pharmaceuticals	1.1	2.5	1.4
Foods	7.2	9.1	1.9
Other businesses	38.8	20.4	-18.4

<Reference>

Financial outlook of parent company for fiscal year ending March 31, 2004

(unit: JPY billion)

	FY ended March 2003 (Actual)	FY ending March 2004 (Forecast)	Change
Net sales	2,641.8	2,680.0	38.2
Recurring profit	121.3	120.0	-1.3
Net income	57.2	-43.0	-100.2

(unit: JPY)

	FY ended March 2003 (Plan)	FY ending March 2004 (Plan)
Annual dividend per share	10,000	10,000

2. Major assumptions

(1) Domestic tobacco business (unit: billions of cigarettes)

	FY ended March 2003 (Actual)	FY ending March 2004 (Assumption)	Change
Sales volume	229.0	217.0	-12.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business

(unit: billions of cigarettes, USD million)

	FY ended March 2003 (Actual)	FY ending March 2004 (Assumption)	Change
Total sales volume	203.3	204.0	0.7
GFB sales volume	109.8	114.0	4.2
Net sales	5,416	5,740	324

Excludes the international tobacco business in China, Hong Kong and Macau which were transferred from JT International S.A. to JT

(3) Foods business (unit: millions of cases)

	FY ended March 2003 (Actual)	FY ending March 2004 (Assumption)	Change
JT brand sales volume	31.60	35.00	3.40

(4) JPY/USD rate for consolidation

	FY ended March 2003 (Actual)	FY ending March 2004 (Assumption)
1 USD	JPY 125.19	JPY 120

(5) Accounting change for certain annuity-basis obligations of the government sponsored benefit plans

To further enhance our financial soundness, accounting policy for the annuity-basis obligations is changed. The new accounting method considers the Revised Accounting Standards for Independent Administrative Institutions which prescribes accounting for annuity obligations for government sponsored pension plans and became effective from April 2003. As a result, the contributions will be treated as liabilities for retirement benefits from the fiscal year ending March 31, 2004.

<Impact on profit>

Due to the new accounting method for the annuity-basis obligations of the government sponsored defined benefit pension plans, an extraordinary charge of JPY 165.0 billion will be incurred. Recurring profit will increase by approximately JPY 12.0 billion as the annual contribution will not be treated as an expenditure. As a result, after adjustment for deferred tax effect, net income will be reduced by approximately JPY 102.0 billion for the fiscal year ending March 31, 2004.

<Impact on cash flow>

No impact on cash flow is expected, since payments will continue to be made as before, as per the Social Insurance Agency's request.

<FORWARD LOOKING STATEMENTS>

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

(Supplemental Materials)

Japan Tobacco Inc. Clinical development (as of May 8, 2003)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-522 (oral)	Phase2(JPN)	Inflammatory	COX-2 Inhibitor	Anti-Inflammatory drug that is expected to avoid gastrointestinal and other side-effects by remarkable COX-2 selectivity	Developed by JT	JT entered into an agreement with Fujisawa Pharmaceutical on co-development (from Ph3) and co-marketing in Japan (January 2002-)
	Phase2/3(JPN)	FAP(Familial adenomatous polyposis)		Expected to reduce or prevent adenomatous polyposis of FAP patients with fewer gastrointestinal side effects	Developed by JT	
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTV-803 (inj)	Phase2(JPN) Phase1(Overseas)	Anticoagulant	Factor Xa inhibitor	Selectively inhibits Factor Xa to show anti-thrombus activity	Developed by JT Developed by JT	
JTT-705 (oral)	Phase2(Overseas) Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by Inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT Developed by JT	
JTT-611 (oral)	Phase2(JPN)	Diabetic Complications	Aldose Reductase Inhibitor	Expected to control Diabetic complication by inhibiting sorbitol production	Developed by JT	
JTK-003 (oral)	Phase2(JPN) Phase1(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA-polymerase which relates to viral proliferation	Developed by JT	
JTK-109 (oral)	Phase1(JPN) Phase1(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA-polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via Inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	

item 11-16)

JT

JAPAN TOBACCO INC
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for January-March 2003 Quarter

International net sales value continues to grow behind GFB momentum

Tokyo, April 25, 2003 — Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended March 31, 2003.

1. Domestic Tobacco Business Results for the full year that ended March 31, 2003

Japan's aging population, growing health consciousness and the continuing downturn in the domestic economy have negatively affected cigarette demand nationwide. As a result of these factors and combined with severe competition, JT's domestic sales volume for the full fiscal year that ended March 31, 2003, declined by 8.2 billion cigarettes or 3.5 percent, compared with the previous fiscal year. However, net sales per thousand cigarettes increased by 6 yen to 10,863 yen compared to the previous fiscal year.

Quarterly and full fiscal year results for the fiscal year that ended March 31, 2003

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	58.4	59.6	60.0	50.9	229.0
Retail price sales[1] (billions of JPY)	744.2	760.1	765.8	649.1	2,919.4
Net sales per thousand cigarettes[2] (JPY)	10,861	10,860	10,864	10,868	10,863
Market share (%)	73.5	73.4	73.2	73.0	73.3

*Figures for domestic duty-free sales and the China, Hong Kong, and Macau markets which were transferred from JT International S.A. to JT as the "China Division" on January 1, 2003 are not incorporated in the table shown above. Domestic duty-free sales volume and sales volume from the China, Hong Kong, and Macau markets totaled 6.0 billion cigarettes for the full fiscal year, and sales volume from domestic duty-free sales and the China Division for the Jan-Mar quarter totaled 1.3 billion cigarettes.

[1] Retail price sales = sales volume multiplied by fixed retail price.

[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1000.

(Reference)
Quarterly and full fiscal year results for the fiscal year that ended March 31, 2002

	Apr-Jun	July-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	60.3	61.0	63.1	52.6	237.2
Retail price sales (billions of JPY)	769.0	778.1	804.4	670.6	3,022.3
Net Sales per thousand cigarettes (JPY)	10,855	10,855	10,858	10,863	10,857
Market share (%)	74.6	74.5	74.4	73.8	74.3

* Excludes domestic duty-free sales totaled 1.2 billion cigarettes for the full fiscal year.

2. International tobacco business results for the quarter ending December 31, 2003

In international tobacco operations, while overall volume declined by 3.8 billion cigarettes, or 7.5 percent, from the same quarter last year, Global Flagship Brands (GFBs) —Camel, Winston, Mild Seven, and Salem— showed steady growth of 0.5 billion cigarettes, or 1.8 percent, from the same quarter last year. This demonstrates our commitment to focusing more on higher price products represented by our GFBs. Sales excluding excise tax increased by US$24 million, or 3.2 percent, and sales including tax grew by US$94 million, or 7.4 percent, from the same quarter last year.

Quarterly results for the fiscal year ending December 31, 2003
(Preliminary results, after consolidation adjustment)

	Jan-Mar
Total Sales volume (billions of cigarettes)	46.6
GFB sales volume (billions of cigarettes)	27.6
Sales, including excise tax (millions of US$)	1,369
Sales, excluding excise tax (millions of US$)	758

*Excludes the international tobacco business in China, Hong Kong and Macau which were transferred from JT International S.A. to JT on January 1, 2003.

(Reference)
Quarterly and full year results after consolidation adjustment for the year that ended December 31, 2002

	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Total Sales volume (billions of cigarettes)	50.3	52.8	53.0	47.2	203.3
GFB sales volume (billions of cigarettes)	27.1	28.0	28.1	26.6	109.8
Sales, including excise tax (millions of US$)	1,275	1,368	1,443	1,330	5,416
Sales, excluding excise tax (millions of US$)	735	780	802	742	3,059

* Figures for the China, Hong Kong and Macau markets which were transferred from JT International S.A. to JT as the "China Division" on January 1, 2003 have been excluded for comparison.

###

JT

Japan Tobacco Inc., with sales of US$34 billion (converted at a rate of US $1 = ¥133.25) in the fiscal year ended March 31, 2002, is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods.

item 11-17)

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Board of Directors Upgrades Dividend Forecast

Tokyo, April 22, 2003---Japan Tobacco Inc. (JT) (TSE: 2914) today announced that its board of directors has revised the forecast for its year-end dividend to ¥6,000 per share for the year ended March 31, 2003, an increase of ¥2,000 over the earlier forecast of ¥4,000. Consequently, JT's expected dividend per share for the full fiscal year ended March 31, 2003, totals ¥10,000, including the ¥4,000 per share declaration for the interim dividend.

Fiscal year ended March 31, 2003

Dividends Payable per Share	Interim dividend – September 30	Year-end dividend – March 31	Total
Previous Forecast (November 6, 2002)	¥4,000	¥4,000	¥ 8,000
Revised Forecast (April 22, 2003)	¥4,000	¥6,000	¥ 10,000

(Reference) *Fiscal year ended March 31, 2002*

Dividends Paid per Share	¥4,000	¥4,000	¥ 8,000

***

Japan Tobacco Inc., with sales of US$34 billion (converted at a rate of US $1 = ¥133.25) in the fiscal year ended March 31, 2002, is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods.

JT

NOTE REGARDING FORWARD-LOOKING STATEMENTS

All facts, including forecasts, outlooks, plans, policies, strategies, goals, schedules, factual understandings and evaluations, regarding our company and group described in these forward-looking statements, except for historical facts, are based solely on our forecasts, expectations, assumptions, plans, understandings and evaluations as of the date of issuing this document. The formulation of forecasts and projected figures necessarily required the use of certain estimates, assumptions, in addition to information understood to be factual. By their nature, there can be no guarantee that these estimates, descriptions, facts and assumptions will turn out to be accurate. Significant risks and factors affecting their accuracy include, but are not limited to:

(i) health concerns relating to the use of tobacco products;

(ii) litigation;

(iii) legal or regulatory changes in Japan or overseas, including tax increases, restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(iv) competition and changing consumer preferences;

(v) the impact of acquisitions and business diversification;

(vi) local and global economic conditions, and fluctuations in foreign exchange rates and the costs of raw materials;

(vii) our ability to further diversify our business beyond the tobacco industry; and

(viii) our ability to successfully expand internationally and make investments outside of Japan.